As filed with the Securities and Exchange Commission on November 2, 2026

Registration No. [ ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __	☐
Post-Effective Amendment No. __	☐

Midland National Life Insurance Company
(Exact Name of Insurance Company)

West Des Moines, Iowa 50266-1071
(Address of Insurance Company’s Principal Executive Offices)
Insurance Company’s Telephone Number, including Area Code:
(877) 586-0240

Name and Address of Agent for Service:	Copy to:

Brett L. Agnew, Esq.	Dodie C. Kent, Esq.
Senior Vice President, Deputy General Counsel	Eversheds-Sutherland (US) LLP
Midland National Life Insurance Company	The Grace Building, 40th Floor
Sammons Financial Group	1114 Avenue of the Americas
8300 Mills Civic Parkway	New York, NY 10036-7703
West Des Moines, IA 50266

Approximate Date of Proposed Public Offering: Continuously on and after the effective date of the Registration Statement.
It is proposed that this filing will become effective:

Check each box that appropriately characterizes the Registrant(s):

☒    Insurance Company relying on Rule 12h-7 under the Exchange Act

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

GLWB Rate Sheet Supplement dated May 1, 2027
to the Prospectus dated May 1, 2027
for the LiveWell Elevate Registered Index-Linked Annuity
issued by Midland National Life Insurance Company

This GLWB Rate Sheet Supplement should be read carefully and retained with the prospectus dated May 1, 2027 for the LiveWell Elevate Registered Index- Linked Annuity Contract (the “Contract”).
This GLWB Rate Sheet Supplement provides the current Lifetime Payment Percentages under the GLWB Rider as described in the “Guaranteed Living Withdrawal Benefit” section of the prospectus. This GLWB Rate Sheet Supplement is effective until superseded by a subsequent GLWB Rate Sheet Supplement. For as long as this GLWB Rate Sheet Supplement is in effect, we will apply the Lifetime Payment Percentages in this GLWB Rate Sheet Supplement to GLWB Riders issued pursuant to an application that was submitted while this GLWB Rate Sheet Supplement is in effect. We will file a new GLWB Rate Sheet Supplement at least 10 Business Days before the new Lifetime Payment Percentages go into effect.
Before submitting your application for a Contract, please confirm that you have obtained the current GLWB Rate Sheet Supplement. To obtain the current GLWB Rate Sheet Supplement:
•    Contact your registered representative
•    Contact us at (866) 747-3421
•    Go to [www.srslivewell.com]
•    Go to www.sec.gov under File No. [ ]
The Lifetime Payment Percentage is used to determine your Lifetime Payment Amount under your GLWB Rider based on the age of the younger Covered Person on the Contract Issue Date. The applicable Lifetime Payment Percentage is increased for each full Contract Year that elapses after the Contract Issue Date but before you elect to begin Lifetime Payments under your GLWB Rider. The Lifetime Payment Percentage applicable to you is set forth in the GLWB Rate Sheet Supplement in effect when we receive your application and initial premium payment in Good Order. If we receive your application and initial premium payment in Good Order and a different GLWB Rate Sheet Supplement is in effect from the one that was in effect when you signed your application:
•If the subsequent GLWB Rate Sheet Supplement has lower Lifetime Payment Percentages than the GLWB Rate Sheet Supplement that was in effect when you signed your application, we will inform you and request confirmation that you accept the lower Lifetime Payment Percentages then in effect. You may also instruct us to issue the Contract without the GLWB Rider.
•If the subsequent GLWB Rate Sheet Supplement has higher Lifetime Payment Percentages than the GLWB Rate Sheet Supplement that was in effect when you signed your application, we will issue your Contract with the GLWB Rider at the higher Lifetime Payment Percentages then in effect.
Once your Contract and GLWB Rider are issued, the Lifetime Payment Percentage applicable to you will not change for the life of your Contract. Please refer to Appendix E for historical Lifetime Payment Percentages from superseded GLWB Rate Sheet Supplements.
The current Lifetime Payment Percentages are contained in the table below:

Age of Younger Covered Person at Contract Issue	Single Covered Person Lifetime Payment Percentage (as a percentage of Benefit Base)	Joint Covered Person Lifetime Payment Percentage (as a percentage of Benefit Base)	Deferral Credit for each Contract Year from Contract Issue to GLWB Exercise Date

45	[ ]	[ ]	[ ]
46	[ ]	[ ]	[ ]
47	[ ]	[ ]	[ ]
48	[ ]	[ ]	[ ]
49	[ ]	[ ]	[ ]
50	[ ]	[ ]	[ ]
51	[ ]	[ ]	[ ]
52	[ ]	[ ]	[ ]
53	[ ]	[ ]	[ ]
54	[ ]	[ ]	[ ]
55	[ ]	[ ]	[ ]
56	[ ]	[ ]	[ ]
2

57	[ ]	[ ]	[ ]
58	[ ]	[ ]	[ ]
59	[ ]	[ ]	[ ]
60	[ ]	[ ]	[ ]
61	[ ]	[ ]	[ ]
62	[ ]	[ ]	[ ]
63	[ ]	[ ]	[ ]
64	[ ]	[ ]	[ ]
65	[ ]	[ ]	[ ]
66	[ ]	[ ]	[ ]
67	[ ]	[ ]	[ ]
68	[ ]	[ ]	[ ]
69	[ ]	[ ]	[ ]
70	[ ]	[ ]	[ ]
71	[ ]	[ ]	[ ]
72	[ ]	[ ]	[ ]
73	[ ]	[ ]	[ ]
74	[ ]	[ ]	[ ]
75+	[ ]	[ ]	[ ]
3

CEF Rate Sheet Supplement dated May 1, 2027
to the Prospectus dated May 1, 2027
for the LiveWell Elevate Registered Index-Linked Annuity
issued by Midland National Life Insurance Company

This CEF Rate Sheet Supplement should be read carefully and retained with the prospectus dated May 1, 2027 for the LiveWell Elevate Registered Index- Linked Annuity Contract (the “Contract”).
This CEF Rate Sheet Supplement provides the current Cycle Enhancement Fees under the Enhanced Cycle Investments as described in the “Charges, Fees and Adjustments” section of the prospectus. This CEF Rate Sheet Supplement is effective until superseded by a subsequent CEF Rate Sheet Supplement. For as long as this CEF Rate Sheet Supplement is in effect, we will apply the Cycle Enhancement Fees in this CEF Rate Sheet Supplement to Enhanced Cycle Investments launched while this CEF Rate Sheet Supplement is in effect. We will file a new CEF Rate Sheet Supplement at least 30 calendar days before the new Cycle Enhancement Fees go into effect.
Before investing in an Enhanced Cycle Investment, please confirm that you have obtained the current CEF Rate Sheet Supplement. To obtain the current CEF Rate Sheet Supplement:
•    Contact your registered representative
•    Contact us at (866) 747-3421
•    Go to [www.srslivewell.com]
•    Go to www.sec.gov under File No. [ ]
The current Cycle Enhancement Fee is an annual rate of 0.95% of the amount allocated to an Enhanced Cycle Investment. This means that the Cycle Enhancement Fee is 0.95% for a 1-Year Cycle Term, 2.85% for a 3-Year Cycle Term, and 5.7% for a 6-Year Cycle Term. The Cycle Enhancement Fee is assessed in full on the Cycle Start Date. See “Charges, Fees and Adjustments – Cycle Enhancement Fee” in the prospectus for more information about the Cycle Enhancement Fee.
Please refer to Appendix E for historical Cycle Enhancement Fees from superseded CEF Rate Sheet Supplements.

4

LiveWell Elevate Annuity Prospectus
May 1, 2027

A Flexible Premium Deferred Registered Index Linked Annuity
issued by: Midland National Life Insurance Company
This prospectus describes the LiveWell Elevate Annuity (the “Contract”) issued by Midland National Life Insurance Company (the “Company,” “us,” “we,” “our”). This prospectus provides information you should know before purchasing the Contract.
The Contract is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs. The Contract does not provide tax deferral benefits beyond those already provided under the Internal Revenue Code for a Contract purchased as a Qualified Contract through an Individual Retirement Account (“IRA”). Amounts withdrawn from the Contract prior to age 59 ½ may also be subject to taxes, including a 10% federal penalty tax. You should consult with your tax advisor for more information.
The Contract offers the opportunity to invest in Cycle Investments, which are linked to the performance of an Index. See APPENDIX A: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT for additional information about the Cycle Investments.
Each Cycle Investment provides a return based on the performance, positive or negative, of the Index to which it is linked for a specified period of time (the “Cycle Term”). Any positive return will be subject to either a Cap Rate, a Participation Rate, or a Trigger Rate (the “Crediting Type”), which will limit the amount you can earn on a Cycle Investment. A Cap Rate is the maximum positive return that you could be credited on the last day of the Cycle Term (the “Cycle End Date”). A Participation Rate is the portion of positive Index performance, if any, that you will be credited on the Cycle End Date, and your potential increase is not subject to a maximum. A Trigger Rate is the exact positive return that you could be credited on the Cycle End Date if the Index performance meets or exceeds a specified minimum (the “Trigger Point”). For an additional charge, we offer Enhanced Cycle Investments with higher Cap Rates, Participation Rates, or Trigger Rates than Standard Cycle Investments. We guarantee that we will never offer a Standard Cycle Investment with a Cap Rate below 0.50%, a Participation Rate below 2.00%, or a Trigger Rate below 0.50% for the life of your Contract, and we will never offer an Enhanced Cycle Investme~~nt~~ with a Cap Rate below 1.00%, a Participation Rate below 2.50%, or a Trigger Rate below 1.00% for the life of your Contract.
Any negative return will be subject to a certain level of downside protection in the form of a Buffer Rate. A Buffer Rate is the maximum Index loss that the Company will protect you from on the Cycle End Date, and you will be subject to any Index loss in excess of the Buffer Rate. You could lose up to 70% of your investment in a Cycle Investment with the highest level of downside protection (a -30% Buffer Rate) and up to 95% of your investment in a Cycle Investment with the lowest level of downside protection (a -5% Buffer Rate). We reserve the right to remove or substitute the Cycle Investments currently available and to add new Cycle Investment options in the future. If we exercise our right to substitute, the limit on Index losses will not change for so long as that Cycle Investment remains available under the Contract, and the limit on Index gains will not change except from one Cycle Term to the next. If we add new Cycle Investment options, the limits on Index gain and loss offered under the new Cycle Investments may differ from those of the Cycle Investments currently available, perhaps significantly. We do not guarantee that the Contract will always offer Cycle Investments that limit Index losses, which would mean risk of loss of the entire amount invested.
We reserve the right to reject or place limitations on the acceptance and allocation of additional premiums. If we do so, you may be unable or limited in your ability to increase your Contract Value, the value of your death benefit (including optional death benefits, if elected), and the Benefit Base of the Guaranteed Living Withdrawal Benefit (“GLWB”) Rider (if elected) through additional premium payments.
The Contract is a complex investment vehicle and involves risks, including potential loss of principal. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in surrender charges, negative contract adjustments based on the Fair Value of the Cycle Investments, taxes and tax penalties. Prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value, and the Buffer Rate does not apply. This means on any day prior to the Cycle End Date if you make a withdrawal (including systematic withdrawals, required minimum distributions, and Lifetime Payments under the GLWB Rider), transfer Cycle Investment Value to be invested in a new Cycle Investment, surrender or annuitize the Contract, or if a death benefit becomes payable, your Cycle Investment Value could reflect lower gains and higher losses than on the Cycle End Date and you could lose up to 100% of your principal investment and any earnings. This Contract may not be appropriate for you if you intend or need to make withdrawals prior to the Cycle End Dates.
Our obligations under the Contract are subject to our financial strength and claims-paying ability.
If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties and without any negative adjustments based on the Fair Value of the Cycle Investments. In some states, this cancellation period may be longer. Upon cancellation, you will receive a full refund of the amount you paid with your application less any partial withdrawals. In some states, this amount may also reflect accumulated gains or losses. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply. See “Right to Cancel” in this prospectus for more detail.
The availability of investment options, Contract benefits, or other Contract features described in this Prospectus may vary depending on the broker-dealer through which the Contract is sold. See APPENDIX D: FINANCIAL INTERMEDIARY VARIATIONS.
5

The Contract described in this Prospectus:
•    Is not a bank deposit;
•    Is not an obligation or guarantee of a bank or credit union;
•    Is not insured or guaranteed by the FDIC or a government agency;
•    Is subject to loss of principal.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Additional Information about certain investment products, including index-linked annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
Prospectus Date: May 1, 2027
6

 DEFINITIONS
For your convenience, below is a glossary of the special terms we use in this prospectus. These terms are generally capitalized throughout this document.
Accumulation Phase means the period of time from the date you purchase the Contract to the date you apply your Contract Value to an annuity payment option.
Annual Ratchet Death Benefit Rider means the optional Annual Ratchet Death Benefit available for an additional charge, which pays your beneficiary the greater of (i) your Contract Value, or (ii) your total premium payments, adjusted for Gross Partial Withdrawals, with the potential for annual “step-ups” on each Contract Anniversary. For more detailed information, see “Death Benefits.”
Annuitant means the person(s) whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant’s lifetime. If you elect the Joint and Survivor Income Payment option, the duration of any annuity payment will depend on the life of the Annuitant and the Joint Annuitant.
Annuitization means an election of an annuity payment option.
Annuitize means the application of your Contract Value to one of the annuity payment options to begin receiving regular income payments from your Contract. An election to Annuitize your Contract is irrevocable. Upon annuitization, you will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available. In addition, the standard Death Benefit, and any optional death benefits you have elected will terminate without value. If you elected the optional GLWB Rider and you choose to Annuitize, the GLWB Rider will terminate and your benefits under the GLWB Rider will cease. Your Contract will automatically Annuitize on the Maturity Date unless Lifetime Payments have already begun or you choose to begin Lifetime Payments at that time.
Beneficiary means the person(s) to whom a Death Benefit will be paid in the event of the death of an Owner.
Benefit Base means the base amount that is used to determine your Lifetime Payment Amount each Contract Year under the GLWB Rider.
Buffer Rate means the rate used to determine the Cycle End Date Unit Value Buffer as described in “Valuation of a Cycle Investment - On the Cycle End Date” later in this prospectus. It represents the maximum loss due to negative Index performance from which the Owner is protected on the Cycle End Date. The Buffer Rate does not apply before the Cycle End Date.
Business Day means any day the New York Stock Exchange is open for regular trading. Our Business Day ends when the New York Stock Exchange closes for regular trading, generally 3:00 p.m. Central Time.
Cap Rate means the rate used to determine the Cycle Investment’s Unit Value gain. It represents the maximum potential increase in the Cycle Investment Unit Value on the Cycle End Date for Cycle Investments with a Cap Rate Crediting Type.
Contract Anniversary means the same date in each Contract Year as the Issue Date.
Contract Month means a month that starts on the same date as the Issue Date in each month. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; subsequent Contract months will begin on the first day of each month (February 1, March 31, April 1, May 31, etc.).
Contract Quarter means a three-month period that starts on the same date as the Issue Date in each three-month period. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; Contract quarters will begin on the first day of each quarter (May 1, July 31, and October 31).
Contract Value means the sum of amounts invested in the Cycle Investments, plus any amounts in the Default Account.
Contract Value Death Benefit means the standard Death Benefit included under your Contract at no additional charge, which pays your beneficiary your Contract Value. We refer to this as the standard Death Benefit.
Contract Year means a year that starts on the Issue Date or on each Contract Anniversary thereafter.

Covered Person means the person(s) whose life is used to determine the amount and duration of any Lifetime Payments under the GLWB Rider.
Crediting Type means the upside investment exposure type associated with a Cycle Investment. We offer three upside investment exposure types: (i) the Cap Rate, (ii) the Participation Rate, and (iii) the Trigger Rate.
Customer Service Center means where you must send correspondence, service or transaction requests, and inquiries. Please note: Premium payments must be sent to P.O. Box 9261, Des Moines, IA 50306-9261. The overnight mailing address is Midland National, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833. This should only be used for mail delivered via a courier.
Cycle End Date means the Business Day on which a Cycle Investment is scheduled to end. Any Cycle End Date will be the Business Day prior to the first or third Thursday of each month, provided such day is a Business Day. If it is not a Business Day, the previous Business Day will be used.
Cycle Investment means an index-linked investment option under the Contract that has a specific Cycle Type, Cycle Start Date, and Cycle End Date.
Cycle Investment Unit means the measurement we use to calculate a Cycle Investment Value. Units may only be purchased on the Cycle Start Date.
Cycle Investment Unit Value means the value of a Cycle Investment Unit on a Business Day. The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00. Prior to the Cycle End Date, the Cycle Investment Unit Value is determined by the Fair Value, and the Buffer Rate does not apply.
Cycle Investment Value means the sum of the amounts you have invested in the Cycle Investments. The value of a Cycle Investment on any Business Day is equal to the number of Cycle Investment Units multiplied by that day’s Cycle Investment Unit Value. We also use this term, in context, to define the amount you have invested in a single Cycle Investment.
Cycle Start Date means the Business Day on which a Cycle Investment is established. Any Cycle Start Date will be the first or third Thursday of each month, provided such day is a Business Day. If it is not a Business Day, the following Business Day will be used.
Cycle Term means the period from the Cycle Start Date to the Cycle End Date.
Cycle Type means all Cycle Investments having the same Index, Cycle Term, Buffer Rate, Crediting Type and corresponding Standard or Enhanced crediting rates.
Death Benefit means the amount that we will pay to the Beneficiary in the event of the death of an Owner if the Contract is still in force and in the Accumulation Phase. The amount of the Death Benefit is based on which death benefit option is elected and determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.
Default Account means a fixed interest account which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) amounts transferred from an existing Cycle Investment(s) designated for a new Cycle Investment(s), (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment(s), (iv) proceeds from a maturing Cycle Investment(s) for a discontinued Cycle Investment(s) which we have no allocation instructions or for which the Cycle Investment does not launch; and (v) amounts removed from the Cycle Investment(s) by request of the Beneficiary(ies) pending payment of the Death Benefit. The Default Account is not available as an investment option.
Enhanced Cycle Investment means a Cycle Investment for which we charge an additional fee in exchange for a higher Cap Rate, Participation Rate, or Trigger Rate, as applicable. Enhanced Cycle Investments are not available if you have elected an optional death benefit rider or the GLWB Rider.
Excess Gross Partial Withdrawal means the aggregate amount of Gross Partial Withdrawals during any Contract Year that exceeds the Lifetime Payment Amount under the GLWB Rider. An Excess Gross Partial Withdrawal will reduce the Benefit Base by the same proportion that the Excess Gross Partial Withdrawal reduced the Contract Value, which may be more, even significantly more, than the amount withdrawn and may terminate the GLWB Rider.
Fair Value means a value used to determine the Cycle Investment Unit Value on each Business Day during the Cycle Term prior to the Cycle End Date. It is the Fair Value of the Cycle Investment based on the current value of the financial instruments used to calculate the Cycle Investment payout on the Cycle End Date as determined by the independent third party Fair Value Calculation Agent.

Fair Value Calculation Agent means an independent third party with whom the Company contracts to determine the Fair Value of a Cycle Investment during the Cycle Term. Currently, the Fair Value Calculation Agent is S&P Global Market Intelligence. We may use different Fair Value Calculation Agents for different Cycle Investments.
Free Withdrawal Amount means the amount available for withdrawal without incurring a Surrender Charge. During the first Contract Year, the Free Withdrawal Amount is equal to the greater of the Lifetime Payment Amount under the GLWB Rider, if elected, or the RMD, if applicable. Beginning in the second Contract Year, the Free Withdrawal Amount equals the greatest of: (i) the Remaining Premium payments six years or older (i.e., no longer subject to surrender charges) plus 10% of the Remaining Premium payments less than six years old (i.e., subject to surrender charges) at the beginning of the Contract year; (ii) the Lifetime Payment Amount under the GLWB Rider, if elected; or (iii) the RMD, if applicable. For this purpose, premium payments are considered to have been withdrawn in the order in which they were received (i.e., first in, first out).
General Account means assets we own that are not in a separate account, but rather are held as part of our general assets and are subject to claims of our general creditors.
Good Order means all of the information necessary to process a transaction, as we determine in our discretion. Transaction requests will generally be processed on the Business Day they are received at the Customer Service Center as long as the request is in Good Order. Requests received after 3:00 p.m. Central Time will be considered in Good Order on the following Business Day. For more detailed information see “Administrative Procedures.”
GLWB Exercise Date means the date you elect to begin Lifetime Payments under the GLWB Rider. It is the date on which your Lifetime Payment Percentage and the initial Benefit Base are established.
Gross Partial Withdrawal is the total amount requested as a partial withdrawal (before any reduction for Surrender Charges and Premium Tax, if applicable).
Guaranteed Lifetime Withdrawal Benefit (“GLWB”) Rider means the optional Guaranteed Lifetime Withdrawal Benefit available for an additional charge, which guarantees you can withdraw the Lifetime Payment Amount each Contract Year regardless of investment performance. Your initial Benefit Base will equal the greater of (i) your Contract Value on the date you first exercise the benefit or (ii) your total premium payments, adjusted for Gross Partial Withdrawals, as of the date you first exercise the benefit. For more detailed information, see “Guaranteed Living Withdrawal Benefit.”
Income Phase means the period of time from the date you apply your Contract Value to an annuity payment option to the date we make the last annuity payment to you under the option you chose.
Index means the index or exchange-traded fund (“ETF”) to which a Cycle Investment is linked.
Index Value means the value of an Index as reported to us by the Index provider.
Initial Cycle Investment Unit Value means the Cycle Investment Unit Value on any Cycle Start Date. The Initial Cycle Investment Unit Value is set as $10.00 for each Cycle Investment on the Cycle Start Date.
Issue Age means the age of the Owner on the last birthday before the Issue Date. In the case of Joint Owners, Issue Age is based on the age of the oldest Joint Owner. For purposes of the GLWB Rider, Issue Age is based on the age of the youngest Joint Owner. In the case of non-natural owners, Issue Age is based on the age of the Annuitant.
Issue Date means the date the Contract goes into effect.
Lifetime Payment Amount means the maximum amount you can withdraw each Contract Year under the GLWB Rider without triggering an Excess Gross Partial Withdrawal and reducing your Benefit Base. If the Contract Value is reduced to zero for any reason other than an Excess Gross Partial Withdrawal, we will pay the Lifetime Payment Amount from our General Account assets for the remainder of the Covered Person(s) life. We refer to individual withdrawals of the Lifetime Payment Amount that you take after the GLWB Exercise Date or payments of the Lifetime Payment Amount that we make to you under the GLWB Rider as “Lifetime Payments.”
Lifetime Payment Percentage means the percentage of the Benefit Base that determines your Lifetime Payment Amount under the GLWB rider each Contract Year. The Lifetime Payment Percentage applicable to you is set forth in the GLWB Rate Sheet Supplement in effect on your Contract Issue Date. Please refer to Appendix E for historical Lifetime Payment Percentages from superseded GLWB Rate Sheet Supplements.
Maturity Date means either the date, specified in your Contract, on which income payments will begin, or an earlier date that you specify. The earliest possible Maturity Date is the first Contract anniversary, at which time you may annuitize your full Contract Value. The maximum Maturity Date is the Contract anniversary immediately following the Annuitant’s 115th birthday. If you elected the GLWB rider and Lifetime Payments have begun, your Contract will not Annuitize and your benefits under the GLWB Rider will continue until the death(s) of the Covered Person(s). If you elected the GLWB Rider and Lifetime Payments have not yet begun, you may choose to begin Lifetime Payments or you may choose to Annuitize.
Owner means the person(s) or entity that is named in the application or on the latest change filed with us who is entitled to exercise all rights and privileges provided in the Contract.
Participation Rate means the rate used to determine the Cycle Investment’s Unit Value gain. It represents the portion of positive Index performance, if any, that your Cycle Investment Unit Value will participate in on the Cycle End Date for Cycle Investments with a Participation Rate Crediting Type.
Payee means the person who is entitled to receive annuity payments after Annuitization. On or after the Maturity Date, the Owner will be the Payee. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.
Principal Office means Midland National Life Insurance Company’s principal place of business located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Please note: You must send all correspondence, service or transaction requests, inquiries, and premium payments to our Customer Service Center.
Proof of Death means a certified copy of the death certificate or any other proof satisfactory to us.
Rate Sheet Supplement refers to periodic supplements to this prospectus that provide the current Lifetime Payment Percentages under the GLWB Rider applicable to new purchases (the “GLWB Rate Sheet Supplement”) and the current Cycle Enhancement Fees for Enhanced Cycle Investments (the “CEF Rate Sheet Supplement”). See “Guaranteed Living Withdrawal Benefit” and “Charges, Fees and Adjustments – Cycle Enhancement Fees” for more information.
Remaining Premium means the premium payments made, less any gross partial withdrawals previously taken, and less any surrender charges previously deducted as a result of such partial withdrawals on a dollar-for-dollar basis.
Return of Premium Death Benefit Rider means the optional Return of Premium Death Benefit available for an additional charge, which pays your beneficiary the greater of (i) your Contract Value or (ii) your total premium payments, adjusted for Gross Partial Withdrawals. For more detailed information, see “Death Benefits”
Standard Cycle Investment means a Cycle Investment for which we do not charge an additional fee.
Surrender Value means the Contract Value on the date of surrender less any applicable surrender charge and state premium tax.
Trigger Point means the minimum Index return used to determine if the Trigger Rate will be credited to your Cycle Investment Unit Value on the Cycle End Date for Cycle Investments with a Trigger Rate Crediting Type. If the Index return is equal to, or greater than, the Trigger Point on the Cycle End Date, the Cycle Investment Unit Value will be credited with the Trigger Rate. The Trigger Point will either be 0%, -10%, or -20%. See Appendix A - Investment Options Available Under the Contract.
Trigger Rate means the rate that will be credited to your Cycle Investment Unit Value if the Index return is equal to or greater than the Trigger Point on the Cycle End Date for Cycle Investments with a Trigger Rate Crediting Type.
Written Notice or Written Request means a notice or request submitted in a written form satisfactory to us, which is signed and dated by the Owner and received by us in Good Order at our Customer Service Center, P.O. Box 9261, Des Moines, IA 50306-9261, via email at SecuritiesNB@sfgmembers.com, or via fax (866) 511-7038. The overnight mailing address is Midland National Customer Service Center, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833.

OVERVIEW OF THE MIDLAND LIVEWELL ELEVATE ANNUITY
Q:    What is the Contract, and what is it designed to do?
A: The Midland LiveWell Elevate Annuity is designed to enable you to accumulate assets through Cycle Investments. The Cycle Investments provide returns linked to the performance of a single specified Index.
The Contract can supplement your retirement income by providing a stream of income during the Income Phase. Before you begin income payments, the Contract also provides a standard Contract Value Death Benefit for your designated beneficiaries. The amount of the Death Benefit is based on which death benefit is elected and determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order. In the case of multiple primary beneficiaries, the amount received by each primary beneficiary will be their proportional share of the death benefit as of the date each beneficiary’s documentation is in Good Order.
The Contract may be appropriate if you have a long term investment horizon. It is not intended for people who need to take early or frequent withdrawals. Because of the Surrender Charge (which is in effect for many years), and the possibility of income tax and tax penalties on early withdrawals, the Contract should not be viewed as a short-term investment vehicle. In addition, prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply.
This Fair Value calculation means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains than on the Cycle End Date, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.
Lifetime Payments under the GLWB Rider withdrawn from the Cycle Investments prior to the Cycle End Date are subject to the Fair Value calculation and proportional reduction in Cycle Investment Units described above. The GLWB Rider may not be appropriate for you if you intend or need to (i) take withdrawals before you elect to exercise your GLWB Rider benefits, which may reduce your initial Benefit Base when you choose to begin Lifetime Payments under the rider; or (ii) take Excess Gross Partial Withdrawals after you elect to exercise your GLWB Rider benefits, which will reduce your Benefit Base and, consequently, the Lifetime Payment Amount for future Contract Years. The GLWB Rider could be appropriate if you want to have the contingent guarantee in place to continue to receive Lifetime Payments if your Contract Value is reduced to zero from poor investment performance and/or withdrawals that are not Excess Gross Partial Withdrawals. It is possible that this will never occur and we will never make Lifetime Payments to you from our assets. You should discuss with your financial professional before electing the GLWB Rider.
For these reasons, your financial goal in acquiring the Contract should focus on a long-term insurance product, offering the prospect of investment growth.
Q:    How do I accumulate assets in the Contract and receive income from the Contract?
A: The Contract has two phases: the Accumulation Phase and the Income Phase.
1.    Accumulation Phase
During the Accumulation Phase, subject to certain restrictions, you may apply premium payments to the Contract and allocate the premium payments among available Cycle Investments, each of which provides a return linked to the performance of a specified Index over a specified Cycle Term.
Additional information about available Cycle Investments is provided in an appendix to this Prospectus. See APPENDIX A – INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT.
Cycle Investments
Each Cycle Investment tracks the performance of an Index for a Cycle Term. We will credit gain or loss (i.e.,, positive or negative interest) at the end of the Cycle Term to amounts allocated to a Cycle Investment based, in part, on the performance of the Index. You could lose a significant amount of money if the Index declines in value. The value of your Cycle Investment on any day is calculated by multiplying the Cycle Investment Unit Value for that day by the number of Cycle Investment Units credited to your Contract (“Cycle Investment Value”). The Initial Cycle Investment Unit Value on any Cycle Start Date is $10.00, and we determine the number of Cycle Investment Units initially credited to your Contract by dividing your initial Cycle Investment by the Initial Cycle Investment Unit Value.
On the Cycle End Date, we calculate the Cycle Maturity Value. The Cycle Maturity Value is the final Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date. The Cycle Maturity Value is calculated based on the Index’s performance over the Cycle Term, which is the difference between the Index Value on the Cycle Start Date and the Index value on the Cycle End Date, subject to the Cap Rate (for a Cycle Investment with a Cap Rate Crediting Type), the Participation Rate (for a Cycle Investment with a Participation Rate Crediting Type) or the Trigger Rate (for a Cycle Investment with a Trigger Rate Crediting Type), and subject to the Buffer Rate.
Protection Against Negative Index Return. Each Cycle Investment is subject to a Buffer Rate, which limits the negative Index return used in calculating the return on the Cycle Investment credited on the Cycle End Date. The Buffer Rate is the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you. You will be subject to any negative Index performance in excess of the Buffer Rate on the Cycle End Date. For example, if you invest in a Cycle Investment with a Buffer Rate of -20% and the Index decreases by 25%, on the Cycle End Date you will bear a loss of 5%, the amount of the Index loss that exceeds the Buffer Rate.We do not guarantee that the Contract will always offer Cycle Investments that limit Index losses, which would mean risk of loss of the entire amount invested.
Limits on Positive Index Return. Each Cycle Investment also limits the positive Index return used in calculating the return on the Cycle Investment credited on the Cycle End Date based on its “Crediting Type.” The Crediting Types are: (i) the maximum positive rate of return at the end of the Cycle Term for Cycles with a Cap Rate Crediting Type, or the Cap Rate, (ii) the portion of the positive Index performance, if any, for the Cycle Term in which you will participate for Cycles with a Participation Rate Crediting Type, or the Participation Rate, or (iii) the exact positive rate of return that will be credited if the Index Performance is equal to or greater than the Trigger Point, or the Trigger Rate.
•If a Cycle Investment has a Cap Rate Crediting Type, the Cap Rate is the maximum potential increase due to positive Index performance, if any, that the Contract Owner may be credited on the Cycle End Date. The return on a Cycle Investment on the Cycle End Date is limited to the Cap Rate even if the Index performance on the Cycle End Date is higher. For example, if you invest in a Cycle Investment with a Cap Rate of 8%, on the Cycle End Date you will be credited with any Index gain up to 8%. This means that if the Index increases 10%, your rate of return would be limited to 8%, which is the Cap Rate. If the Index increases 5%, your rate of return would be the full 5% because it is below the Cap Rate.
•If a Cycle Investment has a Participation Rate Crediting Type, the Participation Rate is the portion of positive Index performance, if any, that the Contract Owner will participate in on the Cycle End Date. The return on a Cycle Investment is not limited to a maximum amount. For example, if you invest in a Cycle Investment with a Participation Rate of 90%, on the Cycle End Date you will be credited with 90% of any positive Index gain, no matter how high or low the Index gain may be. This means that if the Index increases 10%, your rate of return would be 9%, which is 90% of the Index gain. If the Index increases 5%, your rate of return would be 4.5%, which is 90% of the Index gain.
•If a Cycle Investment has a Trigger Rate Crediting Type, the Trigger Rate is the exact positive return if the Index performance is equal to or greater than the Trigger Point on the Cycle End Date. The Trigger Point will be 0% or -20%. See Appendix A - Investment Options Available Under the Contract. The return on a Cycle Investment on the Cycle End Date is limited to the Trigger Rate even if the Index performance on the Cycle End Date is higher. For example, if you invest in a Cycle Investment with a Trigger Rate of 8% and a Trigger Point of 0% on the Cycle End Date you will be credited 8% if the Index performance is at or above 0%. This means that if the Index increases 10%, your rate of return would be limited to 8%, which is the Trigger Rate. If the Index increases 5%, your rate of return would still be 8% because the Index increase was greater than the Trigger Point. If the Trigger Point is a negative value, your rate of return could be positive even if the Index performance is negative. For example, if you invest in a Cycle Investment with a Trigger Rate of 10% and a Trigger Point of -20% and the Index decreases 10%, your rate of return will be 10% even though the Index return was negative because the Index return was greater than the Trigger Point. If the Index performance is less than the Trigger Point, the return will be 0% or reflect a loss, if applicable after taking into account the Buffer Rate.
•For an additional charge, we offer Enhanced Cycle Investments with higher Cap Rates, Participation Rates, or Trigger Rates than Standard Cycle Investments. We guarantee that we will never offer a Standard Cycle Investment with a Cap Rate below 0.50%, a Participation Rate below 2.00%, or a Trigger Rate below 0.50% for the life of your Contract, and we will never offer an Enhanced Cycle Investment with a Cap Rate below 1.00%, a Participation Rate below 2.50%, or a Trigger Rate below 1.00% for the life of your Contract.
2.    Income Phase
During the Income Phase, you may receive annuity payments under the Contract by applying your Contract Value to an annuity payment option. Depending on the income payment option you select, payments may continue for the life of the Annuitant (and the Joint Annuitant, if any) or for a specified period between five and twenty years.
Upon annuitization, your Contract Value will be converted into income payments and you will no longer be able to make withdrawals from the Contract. At this time, the Accumulation Phase will end, and the standard Death Benefit and any optional death benefits you have elected will terminate. If you elected the optional GLWB Rider and you choose to Annuitize, the GLWB Rider will terminate and your benefits under the GLWB Rider will cease. Your Contract will automatically Annuitize on the Maturity Date unless Lifetime Payments have already begun or you choose to begin Lifetime Payments at that time.
Q:    What are the primary features and options of the Contract?
A.    Contract Types. The Contract is available for purchase as a Non-Qualified Contract for accounts that do not qualify for special federal tax advantages under the Internal Revenue Code and as a Qualified Contract for retirement accounts that qualify for such tax advantages. The Contract does not offer any additional tax benefits when purchased in a retirement account.
B.    Available Investments. You may allocate your Contract Value to one or more Cycle Investments.
C.    Accessing Your Money. You may make a full or partial withdrawal of your Contract Value at any time before the Maturity Date by submitting a written request to our Customer Service Center. You may also submit requests for partial withdrawals by telephone with prior authorization. The Contract permits you to take a certain amount of withdrawals each Contract Year without incurring a Surrender Charge, which we call the “Free Withdrawal Amount.”
D.    Tax Treatment. You may transfer your Contract Value among Cycle Investments without tax implications. Returns credited to your Contract are generally tax-deferred and are taxed only when (1) you make a partial or full withdrawal; (2) you receive an Annuity Payment under the Contract; or (3) upon payment of the Death Benefit.

E.    Death Benefit. Your Contract includes a standard Contract Value Death Benefit payable to your designated beneficiaries. The amount of the Death Benefit will be determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order for each beneficiary. For an additional charge, you can purchase the optional Return of Premium Death Benefit Rider or the Annual Ratchet Death Benefit Rider, which may increase the amount of money payable to your designated beneficiaries.
F.    Living Benefit. For an additional charge, you can purchase the optional GLWB Rider, which guarantees Lifetime Payments to protect you from outliving your assets if your investments decline in value or underperform your expectations.
G.    Systematic Withdrawals. At no additional charge, you can choose to take Systematic Withdrawals, which enable you to automatically withdraw a portion of your Contract Value at a frequency you select. If you choose to take Systematic Withdrawals from a Cycle Investment prior to the Cycle End Date, if the Index is performing positively, the Fair Value calculation could cause your Cycle Investment Unit Value to reflect lower gains than on the Cycle End Date, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal, including a Systematic Withdrawal, prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date
.
Q:    How is the value of a Cycle Investment determined prior to the end of a Cycle Term?
You could lose a significant amount of money due to an adjustment for Fair Value if amounts are removed from a Cycle Investment prior to the end of a Cycle Term. On each Business Day, other than the Cycle Start Date and the Cycle End Date, an independent third party (the “Fair Value Calculation Agent”) determines the Fair Value for each Cycle Investment based on the economic value of hypothetical financial instruments designed to equal the Cycle Investment value at maturity. We calculate the Cycle Investment Unit Value based on the Fair Value, and the Buffer Rate does not apply. This Fair Value calculation means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. Your Cycle Investment Value is the amount available for withdrawals prior to the Cycle End Date, Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, Lifetime Payments under the GLWB Rider, transfers to be invested in a new Cycle Investment, full or partial surrenders of your contract, payment of a death benefit or annuitization.
Lifetime Payments under the GLWB Rider withdrawn from the Cycle Investments prior to the Cycle End Date are subject to the Fair Value calculation and proportional reduction in Cycle Investment Units described above. You should consider taking Lifetime Payments on the Cycle End Date of your Cycle Investments to avoid the potential for a negative Fair Value calculation and proportional reduction in Cycle Investment Units and maximize potential Contract Value growth. The GLWB Rider may not be appropriate for you if you intend or need to (i) take withdrawals before you elect to exercise your GLWB Rider benefits, which may reduce your initial Benefit Base when you choose to begin Lifetime Payments under the rider; or (ii) take withdrawals after you elect to exercise your GLWB Rider benefits that exceed the Lifetime Payment Amount permitted under the rider (“Excess Gross Partial Withdrawals”), which will reduce your Benefit Base and, consequently, the Lifetime Payment Amount for future Contract Years. The GLWB rider could be appropriate if you want to have the contingent guarantee in place to continue to receive lifetime income if your Contract Value is reduced to zero from poor investment performance and/or withdrawals that are not Excess Gross Partial Withdrawals. It is possible that this will never occur and we will never make Lifetime Payments to you from our assets. You should discuss with your financial professional before electing the GLWB Rider.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES, EXPENSES AND ADJUSTMENTS	LOCATION IN PROSPECTUS
Are There Charges or Adjustments for Early Withdrawals?
Yes.
If you withdraw money from your Contract within six years following your last premium payment, you may be assessed a surrender charge of up to 8% of the premium payment being partially or fully withdrawn.

For example, if you make an early withdrawal, you could pay a surrender charge of up to $8,000 on a $100,000 withdrawal. This cost will be greater if there is a negative adjustment based on the Fair Value calculation, or if you also have to pay taxes or tax penalties.

If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. We calculate the Cycle Investment Unit Value based on the Fair Value of the Cycle Investment, which may be lower than your principal invested in the Cycle Investment, and the Floor Rate or the Buffer Rate do not apply. For Cycle Investments with a Cap Rate that have a Cycle Start Date prior to November 13, 2023, the Fair Value calculation will also incorporate the Proportional Cap Rate, if applicable. Cycle Investments that have a Cycle Start Date on or after November 13, 2023 do not include a Proportional Cap Rate. You can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date due to this Fair Value calculation.

For example, if you allocate $100,000 to a Cycle Investment with a 3-year Cycle Term and later withdraw the entire amount before the 3 years have ended, you could lose up to $100,000 of your investment. This loss will be greater if you also have to pay surrender charges, taxes and tax penalties. The Fair Value calculation applies to all withdrawals from a Cycle Investment prior to the Cycle End Date, Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization. You can obtain the Cycle Investment Unit Values for the Cycle Investments in which you invest by calling (833) 492-0022. This value can fluctuate daily and the current value quoted may differ from the actual Cycle Investment Unit Value at the time of a transaction.
Fee Table Charges, Fees and Adjustments – Surrender Charge Charges, Fees and Adjustments – Adjustments for Fair Value
Are There Transaction Charges?
Yes. In addition to the charges for early withdrawals, we reserve the right to impose a Transfer Fee of $15.00 per transfer on transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 15 per Contract Year. We are not currently charging this fee. If we charge this fee in the future, we will send you notice at least 10 business days prior to imposing the fee. We will never charge for any transfers of initial or additional premium payments that included allocation instructions to Cycle Investment Options for the next Cycle Start Date.
Fee Table
Are There Ongoing Fees and Expenses?
Yes.
The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.

For the Cycle Investments, there is an implicit ongoing fee to the extent that the investor’s participation in Index gains is limited by our use of a Cap Rate, Participation Rate, or Trigger Rate. This means that your returns may be lower than the Index’s returns. In return for accepting a limit on Index gains, you will receive some protection from Index losses. This implicit ongoing fee is not reflected in the tables below.
Fee Table Charges, Fees and Adjustments

Annual Fee	Minimum	Maximum
Optional benefits available for an additional charge[1] (for a single optional benefit, if elected)	0.25%	1.25%

1 As a percentage of the rider benefit base. These fees are applied pro-rata against all Cycle Investments and amounts held in the Default Account.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges and result in a negative adjustment based on the Fair Value to each Cycle Investment’s Cycle Investment Value that substantially increase costs.

Lowest Annual Cost: $0	Highest Annual Cost: $1,572
Assumes: •Investment of $100,000	Assumes: •Investment of $100,000
•5% annual appreciation	•5% annual appreciation
•No Enhanced Cycle Investment	•No Enhanced Cycle Investment
•No optional benefits	•Both the Annual Ratchet Death Benefit Rider and the GLWB Rider
•No Surrender Charges	•No Surrender Charges
•No additional premium Payments, transfers, or withdrawals	•No additional premium Payments, transfers, or withdrawals
•No Fair Value adjustment to Cycle Investment Unit Values	•No Fair Value adjustment to Cycle Investment Unit Values

RISKS	LOCATION IN PROSPECTUS
Is There a Risk of Loss from Poor Performance?
Yes.
•You can lose money by investing in this Contract, including loss of principal and prior Contract earnings.
•For a Cycle Investment, the maximum amount of loss that you could experience from negative Index performance at the end of a Cycle Term, after taking into account the minimum limits on Index loss currently provided under the Contract, would be: up to 70% of your investment in a Cycle Investment with the highest level of downside protection (a -30% Buffer Rate) and up to 95% of your investment in a Cycle Investment with the lowest level of downside protection (a -5% Buffer Rate).
•We do not guarantee that the Contract will always offer Cycle Investments that limit Index losses, which would mean risk of loss of the entire amount invested.
Principal Risks of Investing in the Contract

Is This a Short-Term Investment?
No.
This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

The benefit of tax deferral means the Contract is more beneficial to investors with a long time horizon.

Amounts withdrawn may result in surrender charges, a negative adjustment based on the Fair Value to each Cycle Investment’s Cycle Investment Value, taxes and tax penalties.

A Surrender Charge applies for up to six years following your last premium payment. The charge will reduce the value of your Contract if you withdraw money during that time.

Prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value, and the Buffer Rate does not apply. This Fair Value calculation means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains than on the Cycle End Date, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal or transfer prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, Lifetime Payments under the GLWB Rider, transfers to be invested in a new Cycle Investment, full or partial surrenders of your contract, payment of a death benefit or annuitization.

If you do not provide written instructions directing us to allocate the proceeds of your maturing Cycle Investments to a new Cycle Investment at least one Business Day before the Cycle End Date, we will allocate the proceeds of maturing Cycle Investments to a new Cycle Term of the Cycle Investment of the same Cycle Type. For a maturing Enhanced Cycle Investment, this means that the then-current Cycle Enhancement Fee will be deducted from the proceeds for the new Cycle Term. The current Cycle Enhancement Fee may be higher than the Cycle Enhancement Fee you paid when you initially invested in the Enhanced Cycle Investment. If such a new Cycle Investment is not available, we will allocate the proceeds to the Default Account.
Principal Risks of Investing in the Contract Charges, Fees and Adjustments – Surrender Charges Charges, Fees and Adjustments – Adjustments for Fair Value

What Are The Risks Associated with the Investment Options?	•An investment in this Contract is subject to the risk of poor investment performance of the Cycle Investments that you select.	Principal Risks of Investing in the Contract – Risks of Investing in the Cycle Investments The Cycle Investments The Default Account
•Each Cycle Investment and the Default Account has its own unique risks.

For Cycle Investments:
•The Cap Rate, Participation Rate, or Trigger Rate, as applicable, may limit positive Index returns (i.e., limited upside). This may result in you earning less than the Index return.
For example:
◦For a Cycle Investment with a Cap Rate Crediting Type, if the Index return is 12% and the Cap Rate is 4%, we will credit 4% in interest at the end of the Cycle Term.
◦For a Cycle Investment with a Participation Rate Crediting Type, if the Index return is 12% and the Participation Rate is 90%, we will credit 10.8% in interest at the end of the Cycle Term.
◦For a Cycle Investment with a Trigger Rate Crediting Type, if the Index return is 12%, the Trigger Point is 0%, and the Trigger Rate is 8%, we will credit 8% in interest at the end of the Cycle Term.
•The Buffer Rate may limit negative Index returns (e.g., limited protection in the case of market decline).
For example:
◦If the Index return is -25% and the Buffer Rate is -10%, we will apply a 15% loss (the amount of negative Index performance that exceeds the Buffer Rate) at the end of the Cycle Term.

•For an additional charge, we offer Enhanced Cycle Investments with higher Cap Rates, Participation Rates, or Trigger Rates than Standard Cycle Investments. It is possible the return on an Enhanced Cycle Investment (if any) will be no higher than the return on a Standard Cycle Investment for which we do not charge an additional fee. After the Bailout period, we will not refund the charge for an Enhanced Cycle Investment even if you choose to withdraw or transfer Contract Value from the Enhanced Cycle Investment prior to the Cycle End Date.

•The S&P 500 Price Return Index (Bloomberg Ticker: SPX), the MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA), the Russell 2000 Price Return Index (Bloomberg Ticker: RTY), and the Nasdaq-100 Max 30TM Index (Bloomberg Ticker: NDXMAX30TM) do not reflect dividends paid on securities composing the Index. In addition, the Index performance for Cycle Investments linked to the Invesco QQQ ETF (Bloomberg Ticker: QQQ) is based on closing value, which does not reflect dividends paid on securities composing the Index. This will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.
•The Nasdaq-100 Max 30TM Index (Bloomberg Ticker: NDXMAX30TM reflects a daily deduction of 1% per annum; the S&P 500 35% Edge Volatility 1% Decrement Index (USD) (Bloomberg Ticker: SPEV35D1) (i) has leveraged exposure to an “Underlying Benchmark” equal to the return of the S&P 500 Total Return Index less the federal funds rate and less a “Spread” (each expressed as an annual percentage deducted daily) and (ii) also reflects the deduction of a 1% decrement per annum; and the Invesco QQQ ETF applies a 0.18% expense ratio. These deductions will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index.

What Are the Risks Related to the Insurance Company?
Any obligations, guarantees, and benefits of the Contract are subject to our claims-paying ability. If Midland National experiences financial distress, it may not be able to meet its obligations to you. More information about Midland National, including its financial strength ratings, is available upon request. You may make such request by calling 866-747-3421 or visiting www.SRSLiveWell.com.
Principal Risks of Investing in the Contract – Other General Risks of Investing in the Contract

RESTRICTIONS		LOCATION IN PROSPECTUS
Are There Restrictions on the Investment Options?	Yes. •We reserve the right to reject or limit the amount that may be invested in a Cycle Investment.	Principal Risks of Investing in the Contract The Cycle Investments Benefits Under the Contract Appendix A: Investment Options Available Under the Contract [Appendix D: Financial Intermediary Variations]

•We may change the limits on Index gains from one Cycle Term to the next. We guarantee that we will never offer a Standard Cycle Investment with a Cap Rate below 0.50%, a Participation Rate below 2.00%, or a Trigger Rate below 0.50% for the life of your Contract, and we will never offer an Enhanced Cycle Investment with a Cap Rate below 1.00%, a Participation Rate below 2.50%, or a Trigger Rate below 1.00% for the life of your Contract.

•If you elect any of the optional benefit riders, you may not invest in the Enhanced Cycle Investments.
•We reserve the right to substitute the Index for a Cycle Investment during its Cycle Term.
•You are not permitted to transfer Contract Value into a Cycle Investment on any day other than a Cycle Start Date.

•Currently, we allow you to invest in an unlimited number of Cycle Investments at one time. However, we reserve the right to limit the number of Cycle Investments in which you may invest at any one time.

•We reserve the right to remove or substitute the Cycle Investments currently available. If we exercise our right to substitute a Cycle Investment, the limit on Index losses will not change for so long as that Cycle Investment remains available under the Contract, and the limit on Index gains will not change except from one Cycle Term to the next.

•We reserve the right to reject or place limitations on the acceptance and allocation of additional premiums.
•[The availability of investment options may vary depending on the broker-dealer through which the Contract is sold.]

Are There any Restrictions on Contract Benefits?
Yes.
Except as otherwise provided, we cannot modify or terminate Contract benefits once elected
•Withdrawals (including Lifetime Payments under the GLWB Rider) may reduce the value of an optional death benefit by more, even significantly more, than the amount withdrawn.
•Lifetime Payments withdrawn while the Contract Value is greater than zero will reduce the Contract Value and are withdrawals of your money. We do not make Lifetime Payments to you out of our General Account assets unless your Contract Value is reduced to zero for any reason other than an Excess Gross Partial Withdrawal. It is possible that this will never occur and we will never make Lifetime Payments to you from our assets.
Principal Risks of Investing in the Contract Benefits Under the Contract [Appendix D: Financial Intermediary Variations]

•Excess Gross Partial Withdrawals may significantly reduce or eliminate the value of the GLWB Rider benefit, and this reduction may be more, even significantly more, than the amount withdrawn and terminate the GLWB Rider.
•Withdrawals after you elect to begin Lifetime Payments under the GLWB Rider, including Excess Gross Partial Withdrawals, are taken pro-rata across all Cycle Investments and the Default Account. If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.
•If the GLWB Rider is elected, additional premium payments are only permitted during the first 6 months after the Contract Issue Date.
•You may elect only one optional death benefit rider (the Return of Premium Death Benefit Rider or the Annual Ratchet Death Benefit Rider), with or without the GLWB Rider.
•The optional benefit riders may only be elected at the time you purchase the Contract for an additional charge.
•Once elected, you cannot voluntarily terminate an optional benefit without surrendering or annuitizing your Contract.
•[The availability of Contract benefits may vary depending on the broker-dealer through which the Contract is sold.]

TAXES		LOCATION IN PROSPECTUS
What are the Contract’s Tax Implications?	•You should consult with a tax professional to determine the tax implications of an investment in, withdrawals from and payments received under the Contract.	Federal Tax Status
•If you purchase the Contract through a qualified retirement plan or individual retirement account (IRA), you do not receive any additional tax benefit.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 1⁄2.

CONFLICTS OF INTEREST	LOCATION IN PROSPECTUS
How are Investment Professionals Compensated?
Your registered representative may receive compensation for selling this Contract to you in the form of commissions. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency (the degree to which Contracts sold remain in force). Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips, and also includes contributions to certain individual plans such as pension and medical plans. Sales of the Contract may help these registered representatives and their supervisors qualify for such benefits. This compensation may influence your registered representative to recommend this Contract over another investment. In addition to the foregoing, we provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services.
Distribution of the Contract
Should I Exchange My Contract?
Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Tax-Free Section 1035 Exchanges

FEE TABLE
The following tables describe the fees, expenses and adjustments that you will pay when buying, owning, and surrendering or making withdrawals from an investment option or the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from an investment option or the Contract, or transfer Contract Value between investment options. State premium taxes may also be deducted.
Transaction Expenses

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
Surrender Charge (as a percentage of premiums withdrawn)	8%
State Premium Tax[1]	0% to 3.5%
1    State premium tax is based on current resident state and varies by state. If applicable in your state, it is generally payable upon full surrender, death, or the Income Payment Start Date.

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an investment option or from the Contract before the expiration of a specified period.
Adjustments

Fair Value Calculation Maximum Potential Loss[1] (as a percentage of Contract Value in a Cycle Investment at the start of the Cycle Term)	100%

1    If you remove money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. We calculate the Cycle Investment Unit Value based on the Fair Value, and the Buffer Rate does not apply. In the event of severe market disruption where the value of the financial instruments become worthless, this means you can lose up to 100% of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date. Your Cycle Investment Value, which is based on the Cycle Investment Unit Value, is the amount available for withdrawals prior to the Cycle End Date, including Systematic Withdrawals, Required Minimum Distributions, Lifetime Payments under the GLWB Rider, transfers to be invested in a new Cycle Investment, full or partial surrenders of your Contract, payment of a death benefit or annuitization. See “Valuation of a Cycle Investment” later in this Prospectus, as well as “Fair Value Formulas for Cycle Investments” in the Statement of Additional Information.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract if you choose to purchase an optional benefit.
Annual Contract Expenses

Annual Contract Expenses	Current Charge	Maximum Charge
Cycle Enhancement Fee (as a percentage of Contract Value allocated to Enhanced Cycle Investment)[1]	See CEF Rate Sheet Supplement	2.00%
Return of Premium Death Benefit Rider (as a percentage of benefit base)[2]	0.25%	0.25%
Annual Ratchet Death Benefit Rider (as a percentage of benefit base)[2]	0.50%	0.50%
GLWB Rider (as a percentage of benefit base)[2]	1.25%	1.25%
1    This Cycle Enhancement Fee, expressed as an annualized percentage of the amount allocated to an Enhanced Cycle Investment, is assessed in full on the Cycle Start Date.
2    This charge is a percentage of the rider benefit base. It applies pro-rata against all Cycle Investments and amounts held in the Default Account. This annual charge is deducted quarterly.
In addition to the fees described above, we limit the amount you can earn on the Cycle Investments. This means your returns may be lower than the Index’s returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
RISKS OF INVESTING IN THE CYCLE INVESTMENTS

Risk of Loss
Investments in the Contract are subject to the risk of loss of principal and previously credited earnings. Investments in Cycle Investments will fluctuate in value based on the performance of the Index. Losses on Cycle Investments may be substantial depending on the performance of the Index and the Cycle Investment to which you allocate Contract Value despite limits on negative Index returns provided by the Buffer Rate. You will bear the portion of the loss that exceeds the Buffer Rate. You could lose up to 70% of your investment in a Cycle Investment with the highest level of downside protection (a -30% Buffer Rate) and up to 95% of your investment in a Cycle Investment with the lowest level of downside protection (a -5% Buffer Rate). We do not guarantee that the Contract will always offer Cycle Investments that limit Index losses, which would mean risk of loss of the entire amount invested. The Buffer Rate provides downside protection from negative Index Performance only on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, the Buffer Rate does not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.

Liquidity Risk
The Contract is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. If you are not a long-term investor, this Contract may not be appropriate for you. Early withdrawals may incur surrender charges, have adverse tax consequences, and early withdrawals from Cycle Investments may result in negative adjustments based on Fair Value. Each premium payment is subject to a six year Surrender Charge, which may reduce your Surrender Value below the amount of premium payments you made.
The amount of Cycle Investment Value available for withdrawal on any Business Day is equal to the Cycle Investment Unit Value on that day multiplied by the number of Cycle Investment Units credited to your Contract. Prior to the Cycle End Date, the Cycle Investment Unit Value for each Cycle Investment is based on the Fair Value of the financial instruments that equal the Cycle Investment at maturity. The Fair Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. The Fair Value determination takes into account a variety of factors, including the change in Index value from the Cycle Start Date, volatility of the Index, interest rate changes, dividend yield on the index, changes in index level, and time remaining to the Cycle End Date. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the index performance is positive due to the possibility that the index performance could decrease before the Cycle End Date. Changes in the Index volatility and interest rates also may reduce the Cycle Investment Unit Value.
This Fair Value calculation means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains than on the Cycle End Date, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. For all Cycle Investments, this means on any day prior to the Cycle End Date if you make a withdrawal (including systematic withdrawals, required minimum distributions, and Lifetime Payments under the GLWB Rider), transfer Cycle Investment Value to be invested in a new Cycle Investment, surrender or annuitize the Contract, or if a death benefit becomes payable, you could lose up to 100% of your principal investment and any earnings.
Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, Lifetime Payments under the GLWB Rider, transfers to be invested in a new Cycle Investment, full or partial surrenders of your contract, payment of a death benefit or annuitization.
Transfers, withdrawals, and optional benefit rider charges deducted before the Cycle End Date will reduce your Cycle Investment Value dollar for dollar.

Changes to the Cycle Investments
Availability of the Cycle Investments for future Cycle Types are solely at our discretion, and we can change or remove them without Contract Owner consent. You bear the risk that a Cycle Type in which you initially invest will not continue to be available in the future. We reserve the right to reject or limit the amount that can be invested in a Cycle Investment. We set Cap Rates, Participation Rates, and Trigger Rates at our discretion based on a variety of factors, such as the costs of financial instruments we hold to manage our risk associated with our obligations, sales commissions, administrative expenses, whether the Cycle Investment is a Standard Cycle Investment or an Enhanced Cycle Investment, regulatory and tax requirements, general economic trends and competitive factors. These rates may change from Cycle Term to Cycle Term and may be less than your initial rates. Contract Owners bear the risk that the rates we set will be less favorable than they find acceptable.
In the event that the Index for a Cycle Investment is discontinued, or is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, for future Cycle Investments, we may replace the Index with an available comparable Index, subject to any necessary regulatory filings. If the Index is discontinued, for Cycle Investments that are ongoing, the Cycle Term will end, i.e., we will “mature” it, on the date the Index is discontinued, and we will calculate the Cycle Investment return, positive or negative, based on the Crediting Type (i.e., Cap Rate, Participation Rate or Trigger Rate) and the Buffer Rate, as applicable. See “Replacement of the Index” below for additional information.
If you do not provide written instruction directing us to allocate the proceeds of your maturing Cycle Investments to a new Cycle Investment at least one Business Day before the Cycle End Date, we will allocate the proceeds of maturing Cycle Investments to a new Cycle Investment of the same Cycle Type. If such a new Cycle Investment is not available, we will allocate the proceeds to the Default Account. A new Cycle Investment will be subject to the new Cap Rate, Participation Rate, or Trigger Rate we have declared for such Cycle Investment. We will inform you in writing, or electronically, if applicable, of the Cap Rate, Participation Rate, or Trigger Rate for the new Cycle Investment to which your Contract Value is allocated.

Limited Participation in Positive Performance
Any increase in the value of the Contract Owner’s Cycle Investment for any Cycle, on the Cycle End Date, is limited by the Cycle Investment’s Cap Rate, Participation Rate, or Trigger Rate and Trigger Point which could cause the Contract Owner’s Cycle Investment on any Business Day to be lower than they would otherwise be if the Contract Owner invested, for example, in a mutual fund or exchange-traded fund tracking the same Index. The Cap Rates, Participation Rates, and Trigger Rates and Trigger Points benefit us because they limit the hedging costs to cover the amount of increase in the Cycle Investment that we may be obligated to pay. We set the Cap Rates, Participation Rates, and Trigger Rates and Trigger Points at our discretion. Generally, Cycle Investments that provide greater protection against negative Index performance through the Buffer Rate have lower Cap Rates, Participation Rates, and Trigger Rates and higher Trigger Points than Cycle Investments with the same Index and Cycle Term that provide less protection.
For an additional charge, we offer Enhanced Cycle Investments with higher Cap Rates, Participation Rates, or Trigger Rates than Standard Cycle Investments. It is possible the return on an Enhanced Cycle Investment (if any) will be no higher than the return on a Standard Cycle Investment for which we do not charge an additional fee. There is no guarantee that the increased potential gains of an Enhanced Cycle Investment will result in gains equal to the Cycle Enhancement Fee (or any gains at all). The Cycle Enhancement Fee will reduce any gains and increase any losses. We will not refund the Cycle Enhancement Fee for an Enhanced Cycle Investment even if you choose to withdraw or transfer Contract Value from the Enhanced Cycle Investment prior to the Cycle End Date.

Cap Rates, Participation Rates, and Trigger Rates
The Cap Rate for a Cycle Investment with a Cap Rate Crediting Type, the Participation Rate for a Cycle Investment with a Participation Rate Crediting Type, and the Trigger Rate for a Cycle Investment with a Trigger Rate Crediting Type are declared at least two weeks prior to the Cycle Start Date (i.e., on the last Business Day before each Cycle Start Date, for the next Cycle Start Date) and will be disclosed on our website [www.srslivewell.com]. If the first or third Wednesday of the month is not a Business Day, we will declare the new rates on the prior Business Day. The Cap Rate, Participation Rate, and Trigger Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate, Participation Rate, or Trigger Rate for the prior Cycle Term.

There is a risk that the Cap Rate or Trigger Rate will be lower than the Index’s rate of return. For Participation Rates lower than 100%, investors will not fully participate in the Index’s positive rate of return.
The Cap Rates, Participation Rates, and Trigger Rates apply from the Cycle Start Date to the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. It is not an annual limit. For Participation Rates with multi-year Cycle Terms, the Participation Rate is the portion of the Index gain on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. If the Index return is equal to or greater than the Trigger Point, the Trigger Rate is the exact rate of return on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

Cycle Investment Unit Value Based Upon Fair Value During Cycle Term
On each Business Day, other than the Cycle Start Date and Cycle End Date, we determine the Cycle Investment Unit Value for a Cycle Investment by reference to a Fair Value. The Fair Value of a Cycle Investment reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term, without regard to the Buffer Rate.
We contract with a Fair Value Calculation Agent to determine the Fair Value of a Cycle Investment based on a variety of factors such as the change in the Index Value from the Cycle Start Date, implied volatility of the Index, interest rate changes, dividend yield on the index, and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is determined based on the economic value of a hypothetical financial investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The formula is based on the value of each of these financial instruments and is determined by a Fair Value Calculation Agent using standard financial industry calculations. This means the Fair Value of a Cycle Investment before the Cycle End Date could be different than the performance of the reference Index during the calculation period. For more information on the formula used to calculate Fair Value, see “Valuation of a Cycle Investment – Cycle Value Unit Value – During the Cycle Term.”
Midland National will publish the Cycle Investment Unit Values each Business Day on its website: www.srslivewellservice.com. For more information and to see how Fair Value and Cycle Investment Unit Value are calculated, see “Cycle Investment Unit Value Examples” in the Statement of Additional Information and “Investing in the Cycle Investments” section below.

Risk Associated with the Indices
The value of the Contract Owner’s Cycle Investment is dependent on the performance of the reference Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indices may fluctuate, sometimes rapidly and unpredictably. Negative Index performance may cause the Contract Owner to lose money. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Cycle Term.
When you invest in a Cycle Investment, you are not investing directly in the reference Index. However, you are indirectly exposed to the investment risks associated with the referenced Index. Because each Index is comprised or defined by a collection of equity securities, each Index is largely exposed to market risk and issuer risk. Market risk is the risk that market fluctuations may cause the value of a security to fluctuate, sometimes rapidly and unpredictably. Issuer risk is the risk that the value of an issuer’s securities may decline for reasons directly related to the issuer, as opposed to the market generally. Over time, we may also change the Indices to which the Cycle Investments are linked. Below is a summary of important investment risks to which each Index is exposed. For more information, see “The Indices” and “Appendix C - Index Disclosures.”
•    S&P 500® Price Return Index (Bloomberg Ticker: SPX). The S&P 500® Price Return Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. The S&P 500® Price Return does not include dividends or distributions.
•    MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA). The MSCI EAFE Index is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada. In general, large- capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depository receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). The price return index does not include dividends or distributions.
•    Russell 2000 Price Return Index (Bloomberg Ticker: RTY). The Russell 2000 Index refers to a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies. The price return index does not include dividends or distributions.
•Nasdaq-100 Max 30TM Index: (Bloomberg Ticker: NDXMAX30TM), which is designed to track the performance of the Nasdaq-100 Futures Excess ReturnTM Index (the underlying index) while seeking to limit volatility to 30% annually. The underlying index is composed of futures contracts that reference the performance of the Nasdaq-100 Index®, which itself tracks the performance of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market. The underlying index is an “excess return” index, meaning its return reflects the investment return of its component futures contracts, but does not reflect any return on collateral associated with the purchase of such futures contracts. The Index adjusts exposure to the underlying index on a daily basis and may employ leverage to achieve its target volatility level. This Index may be appropriate for an investor who wants exposure to non-financial companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology, with additional volatility control. The Index does not include dividends or distributions, and its return is subject to a 1% annualized deduction. The Index is subject to the following risks:
◦Index Futures. Index futures are subject to a variety of different risks. In general, the price of an index futures contract reflects the expected value of an index in the future, not the current value of the index. A variety of market forces and other factors can lead to a disparity between the price of an index futures contract and the current value of the referenced index. As a result, the underlying index may underperform, and will likely perform differently, than the Nasdaq-100 Index®. Index futures contracts are subject to the risk of default by obligors. These factors and others, including government regulation and intervention, can cause the price of futures contracts to be volatile and may adversely impact the performance of the underlying index and, consequently, the level of the Index or the calculation or availability of Index values.
The underlying index is an “excess return” futures-based index. Returns from investing in futures contracts are generally derived from three sources: (a) changes in the price of the relevant futures contracts (which is known as the “price return”); (b) any profit or loss realized when replacing the relevant futures contract as it reaches its expiration date with a similar futures contract that has a later expiration date (which is known as the “roll return”); and (c) any interest earned on the collateral for the relevant futures contracts (which is known as the “collateral return”). An excess return index measures the price return and roll return associated with an investment in uncollateralized future contracts. In contrast, a “total return” index would also measure the collateral return as well as the price return and roll return. An excess return index will generally underperform an otherwise identical total return index.
◦Large-Cap. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies.
◦Foreign Securities. Securities issued by non-U.S. companies (including related depository receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).=
◦Performance Drag. The Index includes a daily deduction of 1% per annum which will exert a drag on Index performance, offsetting any positive performance of the underlying index for each day and exacerbating any negative performance, and may cause the level of the Index to decline even if the underlying index is performing positively. These deductions negatively impact the performance of the Index. The performance of the Index would be approximately 1% higher if the daily deduction was not applied.
◦Volatility Control. The Index may reduce its exposure during periods of volatility in order to mitigate dramatic changes in the value of the Index. There is no guarantee that the Index will achieve its target volatility level, the methodologies used to measure historical volatility may not accurately capture volatility trends, and historical trends are not necessarily indicative of future volatility. Because volatility control may limit participation in rising markets, it may ultimately limit your returns (if any) under a Cycle Investment. In addition, each Cycle Investment already provides limited downside protection in the form of its Buffer Rate. You should consider whether selecting a Cycle Investment linked to an Index that also includes volatility control is consistent with your risk tolerances and investment goals.
◦Leverage. When the Index has leveraged exposure to the underlying index, any movements in the level of the underlying index may result in greater changes in the level of the Index than if leverage was not used. In particular, the use of leverage will amplify any negative performance of the underlying index. Leverage may significantly increase the Index's volatility, even when leverage is used as part of a volatility control mechanism.
◦Concentration. The Index allocates to a single underlying index and as such the Index will be subject to the risks affecting the underlying index on a concentrated basis.
◦Disruptive Events. The occurrence of certain disruptive and extraordinary events, such as the unavailability of necessary data to apply the Index methodology, could impair the operation of the Index. Should such an event occur, the Index publisher may take any actions permitted by the Index rules, such as exercising limited discretion in determining the Index values or discontinuing the Index.
◦New Index. The Index has limited performance history and may perform in unanticipated ways. Generally, there is less publicly available information about the Index compared to more established market indices.

◦Exclusive Licensing. Use of the Index in connection with annuity contracts has been exclusively licensed to Midland National Life Insurance Company. If the exclusive licensing agreement is not renewed, the Index may become available through other investment vehicles or may be discontinued.
•S&P 500® 35% Edge Volatility 1% Decrement Index (USD) ER (Bloomberg Ticker: SPEV35D1) (the “Index”) is designed to provide leveraged exposure to an underlying performance calculation (the “Underlying Benchmark”) that is intended to produce a return that correlates to the S&P 500 futures market. The Index is comprised of five equally-weighted sub-indices that each reflect leveraged exposure to the Underlying Benchmark. The leveraged exposure of each sub-index to the Underlying Benchmark is “reset” on a weekly basis, each on a different weekday (Mon. – Fri.). The Index tracks exposure to the Underlying Benchmark on a volatility targeted basis, after which a 1% decrement per annum is deducted. The Index has a volatility target of 35%, which it attempts to achieve by applying leverage to its exposure to the Underlying Benchmark (up to a maximum of 500%) when the calculated forward volatility (not actual realized volatility) is less than the volatility target, and by reducing its exposure to the Underlying Benchmark below 100% when the calculated forward volatility is greater than the volatility target (subject to a floor at 25% of the prior week’s rebalancing). The calculated forward volatility is based on implied volatility, which represents market expectations of future volatility as derived from the price of exchange-traded options on the S&P 500 Price Return Index.
The Underlying Benchmark is equal to the return of the S&P 500 Total Return Index (the “Underlying Index”) less the federal funds rate and less a “Spread” (each expressed as an annual percentage deducted daily). The Spread is a floating rate based on the Adjusted Interest Rate (AIR) S&P 500 Total Return Index Futures contracts plus 0.25%. As of December 31, 2025, the current federal funds rate was 3.64% and the floating rate based on AIR S&P 500 Total Return Index Futures contracts was 0.63%. Both of these rates will fluctuate over time, and may be higher or lower in the future. The Index’s exposure to the Underlying Benchmark (which includes the deduction of the federal funds rate and the Spread from the performance of the Underlying Index) and the Index’s deduction of the 1% decrement will reduce the Index return and cause the Index to underperform a direct investment in the underlying securities composing the Index.
The following is a discussion of risks relating to the S&P 500 35% Edge Volatility 1% Decrement Index (USD) ER.
▪Performance Drag. There is a risk that the Index will never appreciate enough to offset the negative effects of the Underlying Benchmark deductions and the 1% decrement. The Index provides leveraged exposure to the Underlying Benchmark, which includes a daily deduction of the federal funds rate and the Spread (each expressed as an annual percentage). The Spread is a floating rate based on the Adjusted Interest Rate (AIR) S&P 500 Total Return Index Futures contracts plus 0.25%. As of December 31, 2025, the current federal funds rate was 3.64% and the current floating rate based on AIR S&P 500 Total Return Index Futures contracts was 0.63%. Both of these rates will fluctuate over time and may be higher or lower in the future. The performance of the Underlying Benchmark would always be greater if these deductions were not applied because they put a “drag” on performance: they decrease any positive performance of the Underlying Index and they increase any negative performance. This may cause the Underlying Benchmark to decline even if the Underlying Index is performing positively. Any positive performance of the Underlying Benchmark will only be to the extent that the Underlying Index return is greater than the effects of the deductions. Any negative return will always be increased by the deductions. Even if the Underlying Index performance is flat, the deductions will cause the level of the Underlying Benchmark to decline steadily. The Index return will reflect these deductions through its exposure to the Underlying Benchmark.
In addition, the Index is a “decrement index,” which means that the value of the Index will be reduced at a rate of 1% per annum. The decrement will be a drag on the performance of the Index, potentially offsetting positive returns that would otherwise result from the Index’s exposure to the Underlying Benchmark (which may be highly leveraged); increasing negative returns that would otherwise result from the Index’s exposure to the Underlying Benchmark; and causing the level of the Index to decline steadily if the return of the Index’s exposure to the Underlying Benchmark would otherwise be relatively flat. The Index will not appreciate unless the return of the Index’s exposure to the Underlying Benchmark is sufficient to offset the negative effects of the decrement, and then only to the extent that the return is greater than the decrement. This means, due to the decrement, the level of the Index may decline even if the return of the Index’s exposure to the Underlying Benchmark would otherwise have been positive.
▪Impact of Leverage. The Index is highly risky because it may reflect highly leveraged exposure to the Underlying Benchmark and may therefore experience a decline that is many multiples of any decline in the Underlying Benchmark. Leveraged exposure means that the Index could be exposed to higher losses than the Underlying Benchmark, as well as lower gains. The Index tracks exposure to the Underlying Benchmark on a volatility targeted basis, after which the 1% decrement is deducted. The Index has a volatility target of 35%, which it attempts to achieve by applying leverage to its exposure to the Underlying Benchmark (up to a maximum of 500%) when the calculated forward volatility is less than the volatility target, and by reducing its exposure to the Underlying Benchmark below 100%

when the calculated forward volatility is greater than the volatility target. The calculated forward volatility is based on implied volatility. Implied volatility represents market expectations of future volatility as derived from the price of exchange-traded options on the S&P 500 Price Return Index.
It is expected that the calculated forward volatility will frequently be less than the 35% volatility target. This means that the Index will frequently have more than 100% exposure to the Underlying Benchmark. If the Underlying Benchmark declines at a time when the Index has leveraged exposure to it, the decline in the Index will be equal to the decline in the Underlying Benchmark multiplied by the leverage (subject to further reduction because of the 1% decrement). For example, if the Underlying Benchmark declines by 5% at a time when the Index has 500% leveraged exposure to the Underlying Benchmark, the Index will decline by 25% over that time (subject to further reduction because of the 1% decrement). This potential for losses on a highly leveraged basis makes the Index highly risky. The use of leverage may increase the likelihood that losses could exceed the Buffer under your Cycle Investment.
The Index may not fully participate in any appreciation of the Underlying Benchmark. At any time when the calculated forward volatility is greater than the 35% volatility target, the Index will have less than 100% exposure to the Underlying Benchmark and therefore will not fully participate in any appreciation of the Underlying Benchmark. For example, if the Index has 50% exposure to the Underlying Benchmark at a time when the Underlying Benchmark appreciates by 5%, the Index would appreciate by only 2.5% (before the decrement). In addition, decrement is deducted daily at a rate of 1% per annum even when the Index has less than 100% exposure to the Underlying Benchmark, which will further reduce performance. This means that the Index could significantly underperform the Underlying Benchmark.
▪Impact of Volatility Methodology. There is a risk that the Index may realize significant losses if it is not consistently successful in increasing exposure to the Underlying Benchmark at the optimal time (in advance of increases in the Underlying Benchmark) and reducing exposure to the Underlying Benchmark at the optimal time (in advance of declines in the Underlying Benchmark). The Index increases and decreases its exposure to the Underlying Benchmark based on calculated forward volatility (not actual realized volatility) and its 35% volatility target. In doing so, it assumes: (1) that the Underlying Benchmark will tend to increase in times of lower volatility and decline in times of higher volatility; (2) that the calculated forward volatility, as derived from the market prices of exchange-traded options on the S&P 500 Price Return Index on each weekly rebalancing date, will be an effective predictor of future volatility of the Underlying Benchmark over the next week; and (3) that the 35% volatility target will be an effective level of volatility at which to draw the line between leveraged exposure and deleveraged exposure to the Underlying Benchmark. There is no guarantee that these assumptions will be proven correct over any given time period.
The Index may perform less favorably than it would if its volatility targeting mechanism were based on an alternative volatility measure, such as actual realized volatility, rather than implied volatility. Implied volatility represents market expectations of future volatility as derived from the price of exchange-traded options on the S&P 500 Index. Market expectations of future volatility may not accurately forecast future volatility. This means that relying on implied volatility may cause the Index to be less successful in maintaining its volatility target (and have lower Index performance) than it would have been if another measure of volatility had been used.
If any of these assumptions do not prove to be consistently correct, then the Index may perform poorly as a result of having highly leveraged exposure (greater than 100%) to the Underlying Benchmark at a time of declines and/or having reduced exposure (less than 100%) to the Underlying Benchmark at a time of increases. This poor performance will be further increased by the deduction of the 1% decrement. This means that the Index could significantly underperform the Underlying Benchmark.
▪Rebalancing Delay. There is a risk that, by not rebalancing more frequently, the Index may be negatively impacted. The leveraged exposure of each sub-index to the Underlying Benchmark is “reset” on a weekly basis, each on a different weekday (Mon. – Fri.). If the calculated forward volatility at that time is relatively low, that sub-index will have relatively high leveraged exposure to the Underlying Benchmark for the next week, even if the actual realized volatility spikes, and the Underlying Benchmark declines significantly in value immediately after the rebalancing. That sub-index would consequently have highly leveraged exposure to those losses (which will be further increased by the deduction of the 1% decrement) until the next weekly reset in the leveraged exposure of that sub-index. In the case of a sudden increase in volatility and a sudden decline in value, multiple sub-indices may have highly leveraged exposure to declines over multiple days, and the Index may experience poor performance as a result.

Conversely, a sudden decrease in volatility and appreciation in Underlying Benchmark value could result in low exposure to the Underlying Benchmark’s appreciation in value. Taken together, these factors may cause the Index to perform particularly poorly in a temporary market crash – a sudden significant decline that is quickly reversed – because the Index would participate on a highly leveraged basis in the decline and then fail to participate fully in the recovery.
▪Decay Effect. There is a risk that the Index may be adversely affected by a “decay” effect, which may increase the negative effect of having highly leveraged exposure to declines in the Underlying Benchmark followed by reduced exposure to its increases. Because each sub-index of the Index only rebalances its leveraged exposure to the Underlying Benchmark on a weekly basis, if the Underlying Benchmark moves in one direction one week and another direction the next, there would be a decay effect. This is because resetting leverage after an increase but in advance of a decline would cause the Index to have increased exposure to that decline and, conversely, resetting leverage following a decline but in advance of an increase would cause the Index to have decreased exposure to that increase. The more this (up and down) pattern repeats, the lower the performance of the Index would be compared to the performance of the Underlying Benchmark.
▪New Index. There is a risk that the Index may perform in unexpected ways. The Index launched on October 18, 2024 and has limited actual performance data. An investment linked to an index with an established record may present less risks than an investment linked to one with little or no history, like the Index.
▪Index Changes. There is a risk that if changes are made to the Index, they may affect the value of the Cycle Investments that reference the Index. The sponsor of the Index may at any time make methodological changes or other changes in the way it operates that could affect the value of the Index. We are not affiliated with the Index sponsor and, accordingly, we have no control over any changes the sponsor may make. Such changes could adversely affect the performance of the Index and the positive return, if any, on any Cycle Investments that reference the Index. In the event the Index is changed substantially, we may exercise our right to stop offering and/or replace the Index with an available comparable Index for future Cycle Investments. See “Replacement of an Index” below.
▪Large-Cap. The Underlying Index is comprised of equity securities issued by large-capitalization U.S. companies. There is a general risk that large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies.
◦Invesco QQQ ETF (Bloomberg Ticker: QQQ). The Invesco QQQ ETF (“QQQ”) is an exchange-traded fund (ETF) designed to track the performance of the Nasdaq‑100 Index, which comprises approximately 100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market, weighted by market capitalization. QQQ provides investors with broad exposure to many of the leading companies in sectors such as information technology, consumer discretionary, communications services and healthcare, with an emphasis on innovation-oriented firms. The Index performance for Cycle Investments linked to QQQ is based on closing value, which does not reflect dividends paid on the underlying securities. The Index also applies a 0.18% expense ratio.
The following is a discussion of risks relating to the Invesco QQQ ETF.
•Tracking Error. QQQ seeks to track the investment results of a specific market index, the Nasdaq-100 Index. Due to a variety of factors, including the fees and expenses associated with the ETF, the ETF’s performance may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. This potential divergence between the ETF and the specific market index is known as tracking error.
•Large-Cap. Because QQQ’s underlying exposure is concentrated in large-cap growth companies, the strategy may benefit from strong performance in growth-oriented equity markets, but may also face greater drawdowns when growth stocks underperform or when sector rotation occurs. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies.
•Concentration. QQQ is not a diversified broad-market index (such as an S&P 500 type index) and has sector- and company-concentration, and is therefore subject to those risks on a concentrated basis.

Reference Indexes with No Dividends or Distributions Included in the Index
We reference the S&P 500® Price Return Index (Bloomberg Ticker: SPX), the MSCI EAFE Price Return Index (Bloomberg Ticker: MXEA), the Russell 2000 Price Return Index (Bloomberg Ticker: RTY), and the Nasdaq-100 Max 30TM Index (Bloomberg Ticker: NDXMAX30TM) whose returns do not include any dividends or other distributions declared by the companies included in the Index. In addition, the Index performance for Cycle Investments linked to the Invesco QQQ ETF (Bloomberg Ticker: QQQ) is based on closing value, which does not reflect dividends paid on securities composing the Index. This results in lower Index returns and, therefore, may negatively impact the performance of the Cycle Investments.

Reference Indexes with Performance Drags
We also reference the Nasdaq-100 Max 30TM Index (Bloomberg Ticker:NDXMAX30TM), which reflects a daily deduction of 1% per annum; the S&P 500 35% Edge Volatility 1% Decrement Index (USD) (Bloomberg Ticker: SPEV35D1), which (i) has leveraged exposure to an “Underlying Benchmark” equal to the return of the S&P 500 Total Return Index less the federal funds rate and less a “Spread” (each expressed as an annual percentage deducted daily) and (ii) also reflects the deduction of a 1% decrement per annum; and the Invesco QQQ ETF, which applied a 0.18% expense ratio. These deductions will reduce the Index return and cause the Index to underperform a direct investment in the underlying securities composing the Index.

No Rights in the Securities Underlying the Index
A Cycle Investment does not involve investing in the associated Index nor in any securities included in that Index. As a result, Contract Owners will not have voting rights, rights to receive cash dividends or other distributions or other rights that holders of securities comprising the indexes would have. We calculate the increase in value of Cycle Investment without taking into account any such distributions or dividends paid.

Replacement of the Index
If an Index is discontinued, we reserve the right to replace it with an alternative index for future Cycle Investments. We will give at least 30 days’ notice of the change, unless the Index provider gives us less than 30 days’ notice, in which case we will give you notice as soon as practicable at our discretion. We will attempt to choose a replacement index that has a similar investment objective and risk profile to the discontinued Index. If we replace an Index, any future Cycle Investments will be available with the same Buffer Rate. In addition, in the event the Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments. You bear the risk that the replacement index may not be acceptable to you.
Due to the possibility that an Index may be discontinued, we cannot guarantee that any Index will remain available through the end of a Cycle Term. In the event an Index is discontinued, we will terminate the Cycle Investment, as described below.
If an Index were to be discontinued, we will end, or mature, the Cycle Term before its scheduled Cycle End Date as of the date of the most recently available closing value of the Index before its discontinuance. We will use that closing value to calculate the Cycle Investment return, positive or negative, through that date. We will apply the Index performance as of that date subject to the Crediting Type (i.e., Cap Rate, Participation Rate, or Trigger Rate) and the Buffer Rate, as applicable. For example, if the Index was up 10% at the time we matured the Cycle Investment for a Cycle Investment with an 8% Cap Rate, we would credit an 8% return to your Cycle Investment Value, for a Cycle Investment with a 90% Participation Rate, we would credit a 9% return to your Cycle Investment Value, and for a Cycle Investment with a 0% Trigger Point and an 8% Trigger Rate we would credit an 8% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle Investment for a Cycle with a -10% Buffer Rate, we would credit a -20% negative return to your Cycle Investment Value. We would provide notice about ending the Cycle Term as soon as practicable and ask for instructions on where to transfer your Cycle End Date value. Your Cycle End Date value will be transferred to the Default Account until the next available Cycle Start Date for the Cycle Investment(s) you choose to transfer your Cycle End Date value to. If you do not provide us with instructions, your Cycle End Date value will remain in the Default Account until you provide us with alternative allocation instructions.

OTHER GENERAL RISKS OF INVESTING IN THE CONTRACT
Financial Strength of Midland National
Midland National is solely responsible for all guarantees provided under the Contract, including without limitation values calculated for the Cycle Investments, a Death Benefit, the GLWB Rider, and any annuity payments. Our General Account assets, which support these guarantees and payments are subject to the claims of our creditors. As such, the guarantees and payments are subject to our financial strength and claims paying ability and, therefore, to the risk that we may default on the guarantees and payments. For information on our financial condition, please review our financial statements included in the Statement of Additional Information.
Optional Benefit Rider Risk
Optional Benefit Fees. If you choose to purchase one or more of the optional benefit riders available for an additional charge, the fees for the optional benefit rider(s) will be deducted from your Contract Value.

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply. When charges for optional benefits are deducted from the Cycle Investments, the Cycle Investment Value from which the deduction is taken is based on the Fair Value calculation unless the deduction is made on the Cycle End Date. If a deduction is taken to pay optional benefit charges on any day prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if a deduction is taken to pay optional benefit charges on any day prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if the deduction was taken on the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.
The fees for the optional benefit rider(s) you select will be deducted from your Contract Value for the life of the Contract. You cannot voluntarily terminate an optional benefit without surrendering or annuitizing your Contract. There is a risk that any financial return provided by an optional benefit will ultimately be less than the amount you paid for the benefit.
The quarterly fees deducted for optional benefit rider(s) you select will not coincide with the Cycle End Date(s) of your Cycle Investments. Because the charge(s) are deducted pro-rata across the Cycle Investments and the Default Account, deductions of optional benefit fees from your Cycle Investment Value based on the Fair Value calculation cannot be avoided. When charges are deducted from the Cycle Investments on any day prior to the Cycle End Date, your Cycle Investment Value could reflect lower gains and higher losses than on the Cycle End Date and you could lose up to 100% of your principal investment and any earnings. This Contract may not be appropriate for you if you intend or need to make withdrawals prior to the Cycle End Date.
Effect of Withdrawals on Optional Benefits. Gross Partial Withdrawals (including Lifetime Payments under the GLWB Rider, systematic withdrawals, and RMDs) may reduce the Return of Premium Death Benefit or the Annual Ratchet Death Benefit by more than the amount withdrawn, and it is possible that these optional Death Benefits will be no greater than the Contract Value Death Benefit for which there is no additional charge.
Any transaction that reduces the Contract Value (including withdrawals, Lifetime Payments under a GLWB Rider, and deductions for optional benefit rider charges) reduces the likelihood of increasing the Annual Ratchet Death Benefit and/or the GLWB Benefit Base through a step up on any eligible Contract Anniversary.
Excess Gross Partial Withdrawals will reduce the GLWB Benefit Base and, consequently, the Lifetime Payment Amount for future Contract Years.
Gross Partial Withdrawals after you elect to begin Lifetime Payments under the GLWB Rider, including Excess Gross Partial Withdrawals, are taken pro-rata across the Cycle Investments and the Default Account, in the same proportion that each bears to the total Contract Value. Lifetime Payments under the GLWB Rider withdrawn from the Cycle Investments prior to the Cycle End Date are subject to the Fair Value calculation and proportional reduction in Cycle Investment Units described above. An Excess Gross Partial Withdrawal will reduce the Benefit Base of your GLWB Rider by the same proportion that the Excess Gross Partial Withdrawal reduced the Contract Value, which may be more, even significantly more, than the amount withdrawn and may terminate the rider. If you take an Excess Gross Partial Withdrawal on any day prior to the Cycle End Date of your Cycle Investments, you could significantly reduce or eliminate your Benefit Base. This is because prior to the Cycle End Date, the Cycle Investment Value is based on the Fair Value, which will fluctuate during the Cycle Term. See “Valuation of a Cycle Investment” for more information about the Fair Value calculation. See “Guaranteed Living Withdrawal Benefit” for more information about Excess Gross Partial Withdrawals.
GLWB Lifetime Payment Amounts. Lifetime Payments withdrawn under the GLWB Rider (when the Contract Value is greater than zero) reduce your Contract Value. We do not make Lifetime Payments to you out of our General Account assets unless your Contract Value is reduced to zero for any reason other than an Excess Gross Partial Withdrawal. It is possible that this will never occur and we will never make Lifetime Payments to you from our assets. We will not refund the charges you have paid even if you never choose to begin Lifetime Payments or never receive any Lifetime Payments paid out of our General Account assets. Any amounts paid by us under the GLWB Rider in excess of the Contract Value are subject to our financial strength and claims-paying ability.
You should carefully consider when to begin Lifetime Payments. There is a risk that you will not begin taking withdrawals under the GLWB Rider at the most financially beneficial time for you. If you begin taking withdrawals too soon or delay taking withdrawals for too long, you may limit the value of the GLWB Rider. Taking withdrawals early will increase the time in which you will be able to receive Lifetime Payments, but will reduce the Lifetime Payment Amount because the initial Benefit Base is established and the Lifetime Payment Percentage is locked in on the GLWB Exercise Date. Taking withdrawals later will increase the Lifetime Payment Amount because the Lifetime Payment Percentage increases the longer you hold the Contract before beginning Lifetime Payments, but delaying taking withdrawals will shorten the time in which you will be able to receive Lifetime Payments. You should consider taking Lifetime Payments on the Cycle End Date of your Cycle Investments to avoid the potential for a negative Fair Value calculation and proportional reduction in Cycle Investment Units described above and maximize potential Contract Value growth.
GLWB Benefit Base. Lifetime Payments under the GLWB Rider withdrawn from the Cycle Investments prior to the Cycle End Date are subject to the Fair Value calculation and proportional reduction in Cycle Investment Units described above. The GLWB Rider may not be appropriate for you if you intend or need to (i) take withdrawals before you elect to exercise your GLWB Rider benefits, which may reduce your initial Benefit Base when you choose to begin Lifetime Payments under the rider; or (ii) take Excess Gross Partial Withdrawals after you elect to exercise your GLWB Rider benefits, which will reduce your Benefit Base and, consequently, the Lifetime Payment Amount for future Contract Years. The GLWB Rider could be appropriate if you want to have the contingent guarantee in place to continue to receive lifetime income if your Contract Value is reduced to zero from poor investment performance and/or withdrawals that are not Excess Gross Partial Withdrawals. It is possible that this will never occur and we will never make Lifetime Payments to you from our assets. You should discuss with your financial professional before electing the GLWB Rider.

GLWB Restrictions on Premium Payments. If you elect the GLWB Rider, additional premium payments are only permitted during the first 6 months after Contract issue. This will limit your ability to increase your Contract Value, the value of the GLWB Rider, and the value of the Death Benefit (including the optional Return of Premium Death Benefit or Annual Ratchet Death Benefit) by making additional premium payments.
Termination on Maturity Date. Upon the Contract’s Maturity Date, the Death Benefits, including any optional Death Benefits you have elected, will terminate with no value. If you elected the optional GLWB Rider and Lifetime Payments have begun, your GLWB Rider will not terminate and your benefits under the GLWB Rider will continue until the death(s) of the Covered Person(s). If you elected the optional GLWB Rider and Lifetime Payments have not yet begun, you may choose to begin Lifetime Payments on the Maturity Date or you may choose to Annuitize.
Adverse Tax Consequences
Certain transactions including, but not limited to, withdrawals (including systematic withdrawals, required minimum distributions, and Lifetime Payments under the GLWB Rider) and surrenders may lead to a taxable event. If you purchase the Contract through a tax advantaged retirement account, distributions received before you attain age 59 1⁄2 may be includable in income and subject to a 10% penalty tax. If you take a withdrawal from a Non-Qualified Contract, any earnings before you attain age 59 1⁄2 may be included in income and subject to a 10% penalty tax in addition to ordinary income tax. In addition, existing tax laws that benefit this Contract may change at any time.
Premium Payment Risk
Your ability to make subsequent premium payments is subject to restrictions. We reserve the right to refuse any premium payment, to further limit your ability to make subsequent premium payments with advance notice, and require our prior approval before accepting premium payments.
There is no guarantee that you will always be permitted to make premium payments. If you elect the GLWB Rider, additional premium payments are only permitted during the first 6 months after the Contract Issue Date.
If we refuse and/or limit your premium payments:
•your ability to increase your Contract Value will be affected, which in turn will affect the amounts that may be applied to an annuity payout option or toward the Contract Value Death Benefit;
•you will be unable to increase the value of the Return of Premium Death Benefit;
•    the likelihood of increasing the value of the Annual Ratchet Death Benefit through a step up on any eligible Contract Anniversary is reduced; and
•    the likelihood of increasing the Benefit Base of the GLWB Rider before beginning Lifetime Payments will be limited.

Minimum Contract Value Risk
The minimum amount that can be left in the entire Contract after a withdrawal (except withdrawals after the GLWB Exercise Date under the GLWB Rider) is $1,000.00. The entire Contract will be terminated and the balance will be distributed to the Contract Owner if a withdrawal causes the Contract Value to drop below $1,000.00. If you elected the GLWB Rider, the Contract will not be closed if a withdrawal after the GLWB Exercise Date causes your Contract Value to drop below $1,000.00. However, if your Contract Value is reduced to zero after the GLWB Exercise Date as a result of an Excess Gross Partial Withdrawal, the Contract will be closed and the GLWB Rider will terminate without value.
Cybersecurity
We rely heavily on interconnected computer systems and digital data to conduct our insurance business activities. Because our insurance business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. Cyber-attacks may be systemic (affecting the internet, cloud services, or other infrastructure) or targeted (failure in or breach of our systems or those of third parties on whom we rely).There may be an increased risk of cyber-attacks during periods of geopolitical or military conflict. Due to the increasing sophistication of cyber-attacks, such cybersecurity incidents could occur and persist for an extended period of time without detection. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage.
Cybersecurity risks may also affect the Indices. Breaches in cybersecurity may cause the performance of an Index to be calculated incorrectly, which could affect the calculation of values under the Contract. We are not responsible for the calculation of any Index. Breaches in cybersecurity may also negatively affect the value of the securities or other investments that comprise or define an Index.
Catastrophic Events
Catastrophic events including, but not limited to, terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, military actions or a pandemic disease (e.g. COVID-19), could have a material and adverse effect on our business in several respects by:
•    causing long-term interruptions in our service and the services provided by our significant vendors;

•    creating economic uncertainty, and reducing or halting economic activity;
•    disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;
•    increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.
The extent to which these types of catastrophic events may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

THE LIVEWELL ELEVATE ANNUITY CONTRACT
The LiveWell Elevate Annuity Contract is a flexible premium deferred registered index-linked annuity that is designed to aid in long-term financial planning for retirement or other savings needs. It is available for purchase as a Non-Qualified Contract or as a Qualified Contract purchased through Individual Retirement Accounts (“IRAs”), including Traditional IRAs, Roth IRAs, and SEP IRAs. Midland National Life Insurance Company is solely responsible for paying all amounts promised to you under the Contracts. Our obligations under the Contracts are subject to our financial strength and claims-paying ability.
The prospectus and the Statement of Additional Information (SAI) describe all material terms and features of the Contract. Certain non-material provisions of your Contract may be different than the general description in this prospectus and the SAI because of legal requirements in the state in which you purchased the Contract. Any such variation will be included in your Contract. All material state variations are described in this prospectus. You may also contact your registered representative or our Customer Service Center for additional information about Contract variations applicable to your state. A summary of such material state specific variations is included in APPENDIX B – STATE VARIATIONS at the back of this prospectus.

PURCHASING THE CONTRACT
Any person wishing to purchase a Contract must submit an application form and an initial premium payment of at least $25,000. The sale must take place through a representative who is licensed, registered and authorized to sell the Contract. The maximum Issue Age for the Contract is 85 years.
If your application is complete and in Good Order (see “Administrative Procedures”), we will accept or reject it within two Business Days of receipt. If the application is incomplete, we will attempt to complete it within five Business Days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then we will inform you of the reason for the delay and the premium payment will be returned unless you let us keep the premium until the application is complete. Your initial premium is held in the Default Account until your Contract is issued or your premium is refunded.
You may allocate your premium payments among the Cycle Investments available under the Contract. Cycle Investments begin on the first or third Thursday of each month. If the first or third Thursday of the month is not a Business Day, the Cycle Investments will launch on the next Business Day. Because Cycle Investments only start on either the first or third Thursday of each month, your initial premium payment and any subsequent premium payments will be held in the Default Account until the Cycle Start Date for the Cycle Investment(s) you elected. The allocations will move from the Default Account into the corresponding Cycle Investment(s) on the next Cycle Start Date.
Please note that we must receive premium payments by the close of the Business Day prior to the Cycle Start Date in order for those premiums to be included in a given Cycle Investment launch. Premium payments received after 3:00 p.m. Central Time on the Business Day prior to a Cycle Start Date will remain in the Default Account until the next Cycle Start Date (i.e., the next first or third Thursday of a month).
There may be delays in our receipt of applications that are outside of our control because of the failure of the selling registered representative to forward the application to us promptly, or because of delays in their broker dealer determining that the Contract is suitable for you. Any such delays will affect when your Contract can be issued and when your premium payment is allocated among the Cycle Investments.
The Cap Rate, Participation Rate, or Trigger Rate in effect on the Cycle Start Date for your initial Cycle Investment allocations may be higher, lower, or equal to the Cap Rate, Participation Rate, or Trigger Rate that was in effect when you signed your application to purchase the Contract. If the Cap Rate, Participation Rate, or Trigger Rate has changed to a lower rate and is no longer satisfactory to you, you will be eligible to “bailout” of the initial Cycle Investment. The bailout right is only applicable to initial Cycle Investments where the Cap Rate, Participation Rate, or Trigger Rate is lower than the rate that was in effect when you signed your application; it does not apply to any subsequent premium payment allocations, reallocation of Contract Value among the Cycle Investments, or renewals from a maturing Cycle Investment. In order to exercise your right to bailout of the Cycle Investment, you must notify us within 2 business days from the Cycle Start Date for your initial Cycle Investment allocations. When you do so, you must instruct us where to reallocate your investment. Your bailout proceeds will be equal to the entire amount you allocated to the initial Cycle Investment on the Cycle Start Date, i.e., it will not be subject to any Fair Value calculation and it will not be subject to any Cycle Enhancement Fees. Your bailout right permits you to (i) reallocate your proceeds from the initial Cycle Investment to different Cycle Investments under the Contract on the next Cycle Start Date without being subject to the Fair Value calculation or any Cycle Enhancement Fees, or (ii) withdraw your proceeds from the Cycle Investment less any withdrawals taken from the Cycle Investment and optional rider fees, without being subject to the Fair Value calculation. Amounts withdrawn or surrendered may also be subject to applicable surrender charges and taxes, including a 10% federal penalty tax before age 59 ½ If you do not exercise your right to bailout within 2 business days of the Cycle Start Date, then your Contract Value allocated to the initial Cycle Investment will remain invested in the Cycle Investment. This means that if you later decide to transfer or withdraw your proceeds from the initial Cycle

Investment prior to the Cycle End Date, the Cycle Investment Unit Value of the amount you allocated to the Cycle Investment will be based on the Fair Value, and the Buffer Rate will not apply. See “Transfers, Surrenders and Partial Withdrawals” for more information about the consequences of transfers and withdrawals from the Cycle Investments prior to the Cycle End Date.
Right to Cancel
You may cancel your Contract within the ten (10) day Right to Cancel period (also called the “Free Look Period”) without paying fees or penalties and without any negative adjustments based on the Fair Value of the Cycle Investments. We deem the Right to Cancel period to expire 10 days after you have received your Contract. Some states and circumstances may provide you with a longer Right to Cancel period. To cancel your Contract, you need to return your Contract and any other documentation that we may require, in Good Order, to the registered representative who sold it to you or to our Customer Service Center. If you cancel your Contract, regardless of whether it is a Qualified Contract or a Non-Qualified Contract, then we will return your premiums paid minus any partial withdrawals. The amount due to you is not based on the Cycle Investment Unit Value and will not reflect the investment performance of any Cycle Investments or interest credited on amounts held in the Default Account. The amount you receive will only be reduced to the extent you took any partial withdrawals before exercising your Right to Cancel. See “Appendix B – State Variations”.
Tax-free Section 1035 Exchanges
You can generally exchange one non-qualified annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuity contracts carefully. Remember that if you exchange another annuity contract for the one described in this prospectus, you might have to pay a surrender charge on your old annuity contract, there may be a surrender charge on this Contract, and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). If you purchase the Contract in exchange for an existing annuity contract from another company, we may not receive your premium payment from the other company for a substantial period of time after you sign the application and send it to us, and we cannot credit your premium to the Contract until we receive it.
If you are considering a partial exchange of an annuity contract, you should consider the conditions described by Revenue Procedure 2011-38, effective for transfers that are completed on or after October 24, 2011. Under Revenue Procedure 2011-38: (1) the period of time after which cash can be withdrawn from either contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule under Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new contract.
You should consult with and rely upon a tax adviser if you are considering a contract exchange.
ADDITIONAL PREMIUM PAYMENTS
You may make additional premium payments at any time after the Free Look Period and prior to Annuitization in any amount of $1,000 or more, within certain limits and subject to our right to refuse any premium payments. By current Company practice, we will also accept additional payments via automatic bank draft in amounts of $100 or more per month. Unless you receive approval from us, the maximum amount of premium you may pay into this Contract prior to the Maturity Date is $2,000,000. In addition, an initial or additional premium that would cause the Contract Value or total value of all annuity contracts that you maintain with Midland National to exceed $5,000,000 requires our prior approval. We calculate this limit for each Annuitant or Owner based on all active annuity contracts.
Because Cycle Investments only start every first or third Thursday, your additional premium payments will be held in the Default Account until the next Cycle Start Date. The allocations will move from the Default Account into the corresponding Cycle Investment(s) on the Cycle Start Date.
We may refuse to accept certain forms of premium payments (e.g., third party checks, traveler’s checks, money orders), and we reserve the right to accept or reject any premium payment or form of payment. If you elect the GLWB Rider, additional premium payments are only permitted during the first 6 months after the Contract Issue Date.
If we exercise our right to reject or place limitations on the acceptance and allocation of additional premiums,
•your ability to increase your Contract Value through additional premium payments will be affected, which in turn will affect the amounts that may be applied to an annuity payout option or toward the Contract Value Death Benefit;
•you will be unable to increase the value of the Return of Premium Death Benefit;
•the likelihood of increasing the value of the Annual Ratchet Death Benefit through a step up on any eligible Contract Anniversary is reduced; and
•the likelihood of increasing the value of the Benefit Base of the GLWB Rider before beginning Lifetime Payments is reduced.
You may mail premium payments by regular mail to Midland National Life Insurance Company at P.O. Box 9261, Des Moines, IA 50306-9261, or by overnight delivery service to 8300 Mills Civic Pkwy, West Des Moines, IA 50266-3833.

Allocation of Premium Payments
You will provide premium payment allocation instructions in your application for the Contract. These instructions will dictate how we allocate your additional premium payments. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in your application will apply to all additional premium payments, unless you change your allocation instructions by providing us with written instructions. We reserve the right to limit the number of Cycle Investments to which you may allocate your premium payments or transfer your Contract Value.
Changing Your Premium Payment Allocation Instructions
You may change your allocation instructions by submitting a written request to our Customer Service Center that provides new allocation instruction in whole numbers from 0 to 100, the sum of which must equal 100. We may allow other means to make this type of request with proper authorization and verification. Changes to allocation instructions will apply to premium payments received as of the date we receive your request at our Customer Service Center. Changing your allocation instructions will not affect how your existing Contract Value is allocated among the Cycle Investments.

THE CYCLE INVESTMENTS
We will credit positive or negative interest at the end of a Cycle Term to amounts allocated to a Cycle Investment based, in part, on the performance of the Index. An investment in a Cycle Investment is not an investment in the Index or any Index fund. You could lose a significant amount of money if the Index declines in value. Additionally, if you remove amounts from a Cycle Investment prior to the end of the Cycle Term, you could lose a significant amount of money due to the adjustment based on the Fair Value of the Cycle Investment.
Information regarding the features of each currently available Cycle Investment, including (i) its name, (ii) its type, (iii) its Cycle Term, (iv) its Index Crediting Type, (v) its current limits on Index loss, and (vi) its minimum limit on Index gain, is available in an appendix to this prospectus. See “APPENDIX A - INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT”.
 Over time, we may add and/or remove the Cycle Investments offered for new Cycle Terms.
Features of a Cycle Investment
The key features of a Cycle Investment are:
•    the Cycle Term, which is the period between the Cycle Start Date and the Cycle End Date;
•    the Buffer Rate, which is the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you;
•    the type of upside investment exposure (“Crediting Type”), which are either: (i) the maximum positive rate of return at the end of the Cycle Term, which is the Cap Rate, (ii) the portion of positive Index performance for the Cycle Term in which you will participate, which is the Participation Rate, or the exact positive return if the Index performance is equal to or greater than the Trigger Point, which is the Trigger Rate.
•    whether the Cycle Investment is a Standard Cycle Investment or an Enhanced Cycle Investment subject to an additional charge in exchange for a higher Cap Rate, Participation Rate, or Trigger Rate; and
•the Index to which it is linked.
Cycle Terms. A Cycle Term begins on the Cycle Start Date and ends on the Cycle End Date. Before allocating Contract Value to a Cycle Investment, you should consider in consultation with your financial professional which Cycle Term lengths may be appropriate for you based on your liquidity needs, investment horizon and financial goals. Investing in Cycle Investments with shorter Cycle Terms will provide more Cycle End Dates and thus more opportunities for interest crediting and transferring or withdrawing Contract Value without adjustment for Fair Value; however, assuming the same Index and limit on Index loss, Cycle Investments with shorter Cycle Terms generally tend to have less potential for gain. Conversely, investing in the Cycle Investments with longer Cycle Terms will provide fewer Cycle End Dates and thus fewer opportunities for interest crediting and transferring or withdrawing Contract Value without adjustment for Fair Value; however, assuming the same Index and limit on Index loss, Cycle Investments with longer Cycle Terms generally tend to have more potential for gain.
Amounts must remain in a Cycle Investment until the end of its Cycle Term to be credited with interest on the Cycle End Date and to avoid a possible negative adjustment based on Fair Value, in addition to potential tax consequences. The adjustment for Fair Value will occur if any of the following transactions occurs before the Cycle End Date: Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, Lifetime Payments under the GLWB Rider, transfers to be invested in a new Cycle Investment, full or partial surrenders of your contract, payment of a death benefit or annuitization. See “Cycle Investment Unit Value” for more information.
Limits on Index Losses. For each Cycle Investment, at the end of its Cycle Term, we may limit the negative Index return used to calculate the Cycle Investment Unit Values by applying the Buffer Rate. The Buffer Rate is the maximum amount of negative Index performance that the Company will protect you from on the Cycle End Date, and you will bear any negative Index performance in excess of the Buffer Rate.
The following examples illustrate how we calculate and credit interest under each Index crediting methodology assuming hypothetical Index returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.
Example 1: If the Index performance on the Cycle End Date is -15% and the Buffer Rate selected is -20%, the return on the Cycle Investment would be 0%. In this example, the Buffer Rate would apply, and Midland National would protect you from all of the negative index performance.
Example 2: If the Index performance on the Cycle End Date is -15% and the Buffer Rate selected is -10%, the return on the Cycle Investment would be -5%. The Buffer Rate would apply, and Midland National would absorb negative Index performance of -10%. The Contract Owner bears the loss to the extent negative Index performance exceeds -10%.
The Buffer Rate does not limit the Contract Owner’s loss to a particular amount. A Cycle Investment with a Buffer Rate of -10% could experience a loss equal to -90%, and a Cycle Investment with a Buffer Rate of -20% could experience a loss equal to -80%. This means that a Cycle Investment could result in large losses during periods of steep declines in the stock market even after applying the Buffer Rate.
The current Buffer Rate will not change during a Cycle Investment’s Cycle Term. We will continue to offer the same Buffer Rate for each subsequent Cycle Term of the same Cycle Type, but we may offer the same or different rates in the future for newly offered Cycle Types. We do not guarantee that the Contract will always offer Cycle Investments that limit Index losses, which would mean risk of loss of the entire amount invested.
We set the limit on Index losses for each Cycle Investment at our sole discretion. We consider various factors in determining the limit on Index losses, including the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors.
Before allocating Contract Value to a Cycle Investment, you should consider in consultation with your financial professional the limits on Index losses that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Cycle Term length, a Cycle Investment that provides more protection from Index losses will tend to have less potential for Index gains. Conversely, assuming the same Index and Cycle Term length, a Cycle Investment that provides less protection from Index losses will generally tend to have more potential for Index gains.
The Buffer Rate only applies on the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, the Buffer Rate does not apply on an annual basis: any negative Index performance is measured from the Cycle Start Date until the Cycle End Date.
The Buffer Rate will not apply to any transfers, partial or full withdrawals from a Cycle Investment prior to the Cycle End Date, which means that you will not have any guaranteed downside protection on these transactions during the Cycle Term.
Example: If you invest $100,000, and the Buffer Rate -20% is selected, and you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Cycle Investment Unit Value is $9, i.e. the Cycle performance to date (based on the Fair Value, which considers various market factors in addition to Index performance) is -10%, the Buffer Rate would not apply and you could incur the full loss of 10%, or $10,000. In this example, your loss could be equal the full amount of the Cycle Investment Unit Value decline of 10%, or $10,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire investment.
Limits on Index Gains
At the end of a Cycle Term for a Cycle Investment, we may limit the positive Index return used to calculate the Cycle Investment Unit Values by applying the Cap Rate, the Participation Rate, or the Trigger Rate, as applicable. We calculate the positive return on a Cycle Investment the same way regardless of whether the Cycle Investment is a Standard Cycle Investment or an Enhanced Cycle Investment. An Enhanced Cycle Investment will have a higher Cap Rate, Participation Rate, or Trigger Rate than the rates that would be declared if the Enhanced Cycle Investment was a Standard Cycle Investment instead.
Cap Rate. The Cap Rate is the maximum positive rate of return on a Cycle End Date and it limits participation in positive Index performance. This means that the return on a Cycle Investment is limited to the Cap Rate even if the Index performance on the Cycle End Date is higher.
The following examples illustrate how we calculate and credit interest under the Cap Rate crediting methodology assuming hypothetical Index returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.

Example 1. If the performance of an Index at the end of a 3-year Cycle Term is 30%, but the Cap Rate is 25%, the return on your Cycle Investment for that Cycle Term would be limited to 25%, which is the Cap Rate.
Example 2. If the performance of an Index at the end of year of a 3-year Cycle Term is 5%, but the Cap Rate is 25%, the return on your Cycle Investment for that Cycle Term would be the full 5% because it is below the Cap Rate.
For an additional charge, we offer Enhanced Cycle Investments with higher Cap Rates than Standard Cycle Investments. We guarantee that we will never offer a Standard Cycle Investment with a Cap Rate below 0.50% or an Enhanced Cycle Investment with a Cap Rate below 1.00% for the life of your Contract.
Participation Rate. The Participation Rate is the portion of positive Index performance for a Cycle Investment that your Cycle Investment Unit Value will participate in on the Cycle End Date. We determine the return on a Cycle Investment based on a Participation Rate by multiplying any Index gain over the Cycle Term by the Participation Rate.
The following examples illustrate how we calculate and credit interest under the Participation Rate crediting methodology assuming hypothetical Index returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.
Example 1. If the performance of an Index at the end of a 6-year Cycle Term is 10%, and the Participation Rate is 90%, the return on the Cycle Investment for that Cycle Term would be 9%, which is 90% of the Index gain.
Example 2. If the performance of an Index at the end of a 6-year Cycle Term is 5%, and the Participation Rate is 90%, the return on the Cycle Investment for that Cycle Term would be 4.5%, which is 90% of the Index gain.
Participation Rates do not limit the Contract Owner’s return to a maximum amount. A Cycle Investment with a Participation Rate of 90% will experience returns equal to 90% of the Index gain over the Cycle Term, no matter how high or low the Index gain may be.
For an additional charge, we offer Enhanced Cycle Investments with higher Participation Rates than Standard Cycle Investments. We guarantee that we will never offer a Standard Cycle Investment with a Participation Rate below 2.00% or an Enhanced Cycle Investment with a Participation Rate below 2.50% for the life of your Contract.
Trigger Rate. The Trigger Rate is the exact positive return if the Index performance is equal to or greater than the Trigger Point on the Cycle End Date. The Trigger Point will be 0% or equal to the Buffer Rate for the Cycle Investment. See Appendix A - Investment Options Available Under the Contract. If the Trigger Point is equal to the Buffer Rate (i.e., a negative value), your rate of return could be positive even if the Index performance is negative. If the Index performance is less than the Trigger Point, the return will be 0% or reflect a loss, if applicable after taking into account the Buffer Rate.
The following examples illustrate how we calculate and credit interest under the Trigger Rate crediting methodology assuming hypothetical Index returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.
Example 1. If the performance of an Index at the end of a 1-year Cycle Term is 10%, and the Trigger Rate is 8% and Trigger Point is 0%, the return on your Cycle Investment for that Cycle Term would be 8%, which is the Trigger Rate.
Example 2. If the performance of an Index at the end of year of a 1-year Cycle Term is 0%, and the Trigger Rate is 10% and Trigger Point is 0%, the return on your Cycle Investment for that Cycle Term would be 10%, which is the Trigger Rate.
Example 3. If the performance of an Index at the end of year of a 1-year Cycle Term is -10%, and the Trigger Rate is 10% and Trigger Point is equal to the Buffer Rate of -20%, the return on your Cycle Investment for that Cycle Term would be 10%, because even though the Index performance is negative, it still exceeded the Trigger Point so the Trigger Rate applies.
For an additional charge, we offer Enhanced Cycle Investments with higher Trigger Rates than Standard Cycle Investments. We guarantee that we will never offer a Standard Cycle Investment with a Trigger Rate below 0.50% or an Enhanced Cycle Investment with a Trigger Rate below 1.00% for the life of your Contract.
The Index return for a Cycle Investment is measured as the difference between applicable Index Value on the Cycle Start Date and the Cycle End Date. For Cycle Investments with multi-year Cycle Terms, these rates do not apply on an annual basis: any positive Index performance is measured as the difference between applicable Index value on the Cycle Start Date and the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. The Participation Rate is the portion of the Index gain on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. If the Index return is equal to or greater than the Trigger Point, the Trigger Rate is the exact rate of return on a Cycle Investment at the end of the Cycle Term, not the end of each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.
The Cap Rate, Participation Rate, or Trigger Rate for a Cycle Investment will not change during a Cycle Term, but may change from one Cycle Term to the next. The Cap Rates, Participation Rates, and Trigger Rates applicable to your initial Cycle Term are not guaranteed for future Cycle Terms. For future Cycle Terms, we may declare different Cap Rates, Participation Rates, or Trigger Rates. The Cap Rate Participation Rate, or Trigger Rate for each Cycle Investment that we are currently offering for new Cycle Terms are updated on the first and third Wednesday of each month (or the prior Business Day, if the first or third Wednesday is not a Business Day) and are available at the following website address: [www.srslivewell.com]. The Cap Rates, Participation Rates, and Trigger Rates posted on that website address are incorporated by reference into the prospectus. We determine Cap Rates, Participation Rates, and Trigger Rates for each new Cycle Term at our discretion, subject to the guaranteed minimum Cap Rate, Participation Rate, and Trigger Rate. We consider a number of factors when declaring Cap Rates, Participation Rates, and Trigger Rates. Generally, we seek to manage our risk associated with our obligations, in part, by trading call and put options and other derivative instruments on the available Indices. The costs of these instruments impact the rates we declare, and those costs can be impacted by market conditions and forces. We also consider sales commissions, administrative expenses, whether the Cycle Investment is a Standard Cycle Investment or an Enhanced Cycle Investment, regulatory and tax requirements, general economic trends and competitive factors. You bear the risk that we may declare lower Cap Rates, Participation Rates, and Trigger Rates for future Cycle Terms, and that such rates could be as low as the guaranteed minimum Cap Rate, Participation Rate, or Trigger Rate for that Cycle Investment. Rates offered for new Cycle Terms may be different from those offered to new investors or offered to you at Contract issuance.
Before allocating Contract Value to a Cycle Investment, you should consider in consultation with your financial professional the limits on Index gains that may be appropriate for you based on your risk tolerance, investment horizon and financial goals.
Please note, generally the lower the Buffer Rate you select, the higher the Cap Rate, Trigger Rate, or Participation Rate we will offer. For example if the Buffer Rate is decreased from -20% to -10%, the Cap Rate, Trigger Rate, or Participation Rate would increase. In other words, selecting less protection from potential losses due to negative Index performance will generally result in a higher Cap Rate, Trigger Rate, or Participation Rate, giving you more exposure to upside potential.

The Indices
We currently offer Cycle Investments linked to the following Indices (each, an “Index”):
•    S&P 500® Price Return Index (Bloomberg Ticker: SPX). The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends or distributions paid on the securities composing the Index. This will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index. Additional information about the Index can be found at https://www.spglobal.com/spdji/en/indices/equity/sp-500/#overview.
•    MSCI EAFE Price Return Index(Bloomberg Ticker: MXEA). The MSCI EAFE Price Return Index was established by Morgan Stanley Capital International. The MSCI EAFE Price Return Index is designed to represent the performance of large and mid-cap securities across 21 developed markets, including countries in Europe, Australasia and the Far East, excluding the U.S. and Canada. The Index is available for a number of regions, market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries. The MSCI EAFE Price Return Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends or distributions paid on the securities composing the Index. This will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index. Additional information about the Index can be found at https://www.msci.com/eafe/.
•    Russell 2000 Price Return Index (Bloomberg Ticker: RTY). The Russell 2000 Price Return Index was established by the Frank Russell Company currently managed by FTSE Russell. The Russell 2000 Price Return Index refers to a stock market index that measures the performance of the 2,000 smaller companies included in the Russell 3000 Index. The Russell 2000 Price Return Index is widely regarded as a bellwether of the U.S. economy because of its focus on smaller companies that focus on the U.S. market. The Russell 2000 Price Return Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends or distributions paid on the securities composing the Index. This will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index. Additional information about the Index can be found at: https://www.lseg.com/en/ftse-russell/indices/russell-us.
•Nasdaq-100 Max 30TM Index: (Bloomberg Ticker: NDXMAX30TM). The Nasdaq-100 Max 30TM Index was established by Nasdaq, Inc. The Nasdaq-100 Max 30TM Index is designed to track the performance of the Nasdaq-100 Futures Excess ReturnTM Index (the underlying index) while seeking to limit volatility to 30% annually. The underlying index is composed of futures contracts that reference the performance of the Nasdaq-100 Index®, which itself tracks the performance of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market. The underlying index is an “excess return” index, meaning its return reflects the investment return of its component futures contracts, but does not reflect any return on collateral associated with the purchase of such futures contracts. The Index adjusts exposure to the underlying index on a daily basis and may employ leverage to achieve its target volatility level. This Index may be appropriate for an investor who wants exposure to non-financial companies across major industry groups, including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology, with additional volatility control. The Nasdaq-100 Max 30TM Index does not include dividends or distributions paid on the securities composing the Index and reflects a daily deduction of 1% per annum, which will reduce the Index return and cause the Index to underperform a direct investment in the underlying securities composing the Index. Additional information about the Index can be found at https://indexes.nasdaqomx.com/Index/Overview/NDXMAX30.
•S&P 500® 35% Edge Volatility 1% Decrement Index (USD) ER (Bloomberg Ticker: SPEV35D1). The S&P 500® 35% Edge Volatility 1% Decrement Index (the “Index”) is designed to provide leveraged exposure to an underlying performance calculation (the “Underlying Benchmark”) that is intended to produce a return that correlates to the S&P 500 futures market. The Index is comprised of five equally-weighted sub-indices that each reflect leveraged exposure to the Underlying Benchmark. The leveraged exposure of each sub-index to the Underlying Benchmark is “reset” on a weekly basis, each on a different weekday (Mon. – Fri.). The Index tracks exposure to the Underlying Benchmark on a volatility targeted basis, after which a 1% decrement per annum is deducted. The Index has a volatility target of 35%, which it attempts to achieve by applying leverage to its exposure to the Underlying Benchmark (up to a maximum of 500%) when the calculated forward volatility (not actual realized volatility) is less than the volatility target, and by reducing its exposure to the Underlying Benchmark below 100% when the calculated forward volatility is greater than the volatility target (subject to a floor at 25% of the prior week’s rebalancing). The calculated forward volatility is based on implied volatility, which represents market expectations of future volatility as derived from the price of exchange-traded options on the S&P 500 Price Return Index.
The Underlying Benchmark is equal to the return of the S&P 500 Total Return Index (the “Underlying Index”) less the federal funds rate and less a “Spread” (each expressed as an annual percentage deducted daily). The Spread is a floating rate based on the Adjusted Interest Rate (AIR) S&P 500 Total Return Index Futures contracts plus 0.25%. As of December 31, 2025, the current federal funds rate was 3.64% and the floating rate based on AIR S&P 500 Total Return Index Futures contracts was 0.63%. Both of these rates will fluctuate over time, and may be higher or lower in the future. The Index’s exposure to the Underlying Benchmark (which includes the deduction of the federal funds rate and the Spread from the performance of the Underlying Index) and the Index’s deduction of the 1% decrement will reduce the Index return and cause the Index to underperform a direct investment in the underlying securities composing the Index. Additional information about the Index can be found at https://www.spglobal.com/spdji/en/indices/multi-asset/sp-500-35-edge-volatility-1-decrement-index/#overview.
•Invesco QQQ ETF (Bloomberg Ticker: QQQ) The Invesco QQQ ETF (“QQQ”) is an exchange-traded fund (ETF) designed to track the performance of the Nasdaq‑100 Index, which comprises approximately 100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market, weighted by market capitalization. QQQ provides investors with broad exposure to many of the leading companies in sectors such as information technology, consumer discretionary, communications services and healthcare, with an emphasis on innovation-oriented firms. The Index performance for Cycle Investments linked to QQQ is based on closing value, which does not reflect dividends paid on the underlying securities. The Index also applies a 0.18% expense ratio. The expense ratio and the omission of dividends will reduce the Index return and cause the Index to underperform a direct investment in the underlying securities composing the Index. Additional information about the Index can be found at : https://www.invesco.com/qqq-etf/en/home.html.
Each Index involves risks, including the risk of loss of principal and previous earnings. See “Principal Risks of Investing in the Contract” earlier in this prospectus for more information. See “Appendix C - Index Disclosures” for important information regarding the Indices.
Historical Index Returns
The bar charts shown below provide each Index’s annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index returns after applying a hypothetical 5% Cap Rate and a hypothetical -10% Buffer Rate. The chart illustrates the variability of the returns from year to year and shows how hypothetical limits on Index gains and losses may affect those returns. Past performance is not necessarily an indication of future performance.
The performance below is NOT the performance of any Cycle Investment. The performance of your Cycle Investments under the Contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period and limit on Index gains and losses than the Cycle Investments, and does not reflect Contract fees and charges, including negative adjustments for Fair Value, which reduce performance.

1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends or distributions paid on the securities composing the Index. This will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index.
1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends or distributions paid on the securities composing the Index. This will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index.

1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends or distributions paid on the securities composing the Index. This will reduce the Index return and cause the Index to underperform a direct investment in the securities composing the Index.
1 This Index does not include dividends or distributions paid on the securities composing the Index and reflects an excess return component and a daily deduction of 1% per annum, which will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the underlying Index.

1 This Index (i) has leveraged exposure to an “Underlying Benchmark” equal to the return of the S&P 500 Total Return Index less the federal funds rate and less a “Spread” (each expressed as an annual percentage deducted daily) and (ii) also reflects the deduction of a 1% decrement per annum. These deductions will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the underlying Index.
1 The Index performance for Cycle Investments linked to this Index is based on closing value, which does not reflect dividends paid on the underlying securities. This Index also applies a 0.18% expense ratio. The expense ratio and omission of dividends will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.

Replacement of an Index
In the event an Index for a Cycle Investment is discontinued, we may replace the Index with an available comparable Index for future Cycle Investments.
In addition, in the event an Index for a Cycle Investment is changed substantially, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive, we may stop offering and/or replace the Index with an available comparable Index for future Cycle Investments.
If an Index is discontinued, for Cycle Terms that are ongoing, we will end, i.e., mature, the Cycle Term on the date the Index is discontinued, and calculate the Cycle Investment return based on the Crediting Type (i.e., Cap Rate, Participation Rate, or Trigger Rate) and the Buffer Rate, as applicable.
If we stop offering an Index for future Cycle Investments for any reason other than the Index is discontinued, any ongoing applicable Cycle Investments will continue until their Cycle End Date. This means we will not mature a Cycle Investment before its Cycle End Date if that Index has not been discontinued.
In replacing an Index for future Cycle Investments, we would attempt to choose a new Index that has a similar investment objective and risk profile to the original Index. The selection criteria for a suitable alternative Index may include the following:
1.There is a sufficiently large market in exchange traded and/or over-the-counter options, futures, and similar derivative instruments based on the Index to allow the Company to hedge fluctuations of the Index Value.
2.The Index is recognized as a broad-based Index for the relevant market; and
3.The publisher of the Index allows the Company to use the Index and other materials for a reasonable fee.
For example, if the S&P 500 Price Return Index is discontinued, we will mature the Cycle Investments as of the date of the most recently available Index closing value. We will use that closing value to calculate the return through that date. We will apply the return calculated on that date in the same way we apply the return calculated on the Cycle End Date for Cycle Investments that are not terminated early. This means we will apply the Cap Rate, Participation Rate, or Trigger Rate and Buffer Rate, as applicable. For example, if the Index was up 10% at the time we matured the Cycle Investment for a Cycle Investment with an 8% Cap Rate, we would credit an 8% return to your Cycle Investment Value, for a Cycle Investment with a 90% Participation Rate, we would credit a 9% return to your Cycle Investment Value and for a Cycle Investment with a 0% Trigger Point and an 8% Trigger Rate we would credit an 8% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle Investment for a Cycle Investment with a -10% Buffer Rate, we would credit a -20% negative return to your Cycle Investment Value. We would provide notice about maturing the Cycle that is terminated early as soon as practicable and ask for instructions on where to transfer your Cycle Investment Value.
We will give at least a 30 day notice of any change, unless the Index provider itself gives us less than 30 days’ notice, in which case we will give you notice as soon as practicable.
In the case of any of the types of early maturities discussed above, the Cycle Investment Value will be transferred to the Default Account and you can allocate the Cycle Investment Value to any of the available Cycle Investments on the next Cycle Start Date. The Cycle Investment Value will remain in the Default Account until you provide us with alternative allocation instructions.
Investing in the Cycle Investments
We will launch new Cycle Investments on the first and third Thursday of every month. If the first or third Thursday of the month is not a Business Day, we will launch the new Cycle Investments on the next Business Day.
On the Business Day prior to each Cycle Launch Date, we will post information online about the Cycle Investments scheduled to start two weeks later. The notice will include the following information for each available Cycle Investment:
1)    Index, Cycle Term, and Buffer Rate;
2)    Cycle Start Date and Cycle End Date;
3)    Rate, Crediting Type, and whether it is a Standard Cycle Investment or an Enhanced Cycle Investment; and
4)    Instructions for completing investment allocation instructions.
This information will be disclosed on our website at [www.srslivewell.com]. The Cap Rate, Participation Rate, or Trigger Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate, Participation Rate, or Trigger Rate for the prior Cycle Term. Rates offered for new Cycle Terms may be different from those offered to new investors or offered to you at Contract issuance.
We have established a minimum Cap Rate for each available Cycle Investment with a Cap Rate Crediting Type, a minimum Participation Rate for each available Cycle Investment with a Participation Rate Crediting Type, and a minimum Trigger Rate for each available Cycle Investment with a Trigger Rate Crediting Type. These minimums are disclosed in this prospectus.

We will inform you in writing, or electronically, if applicable, of the Cap Rate, Participation Rate, or Trigger Rate for each new Cycle Investment (whether an initial Cycle Investment or a renewal from a maturing Cycle Investment) to which your Contract Value is allocated.
If you have a maturing Cycle Investment, we will mail you this notice, or, if applicable, deliver it electronically. For more information, see “Cycle End Date Payments; Rollovers” below in this section.
To invest in a new Cycle Investment, you must submit your allocation instructions no later than the close of the Business Day prior to the Cycle Start Date. Your allocation instructions must specify:
1)    the Cycle Investment(s) you select for investment; and
2)    the amount and source of Contract Value to be allocated to the Cycle Investment(s), i.e., additional premium payments, proceeds from a maturing Cycle Investment, or Cycle Investment Value to be transferred from an existing Cycle Investment(s) to a new Cycle Investment(s) prior to the Cycle End Date.
All allocations of premium payments to the Cycle Investments will be placed in the Default Account upon allocation to the Contract and held there until the Cycle Start Date. Please note that we must receive premium payments allocated to the Cycle Investments by the close of the Business Day prior to the Cycle Start Date in order for those premiums to be included in a given Cycle Investment launch. Premium payments received after 3:00 p.m. Central Time on the Business Day prior to a Cycle Launch Date will remain in the Default Account until the next Cycle Start Date (i.e., the next first or third Thursday of a month). All proceeds from maturing Cycle Investments that will rollover into a new Cycle Term of the same Cycle Investment or will be reallocated to a different Cycle Investment will be placed in the Default Account on the Cycle End Date before they are reinvested into a new Cycle Investment. All Cycle Investment Value that will be transferred from an existing Cycle Investment prior to the Cycle End Date will be placed in the Default Account at least one Business Day prior to the next Cycle Start Date. On the Cycle Start Date, we will then reallocate the amounts to the designated Cycle Investment(s). This includes initial premiums, additional premium payments, rollovers from maturing Cycle Investments, and transfers from existing Cycle Investments prior to the Cycle End Date.
Depending on market and business considerations, we may determine not to offer a Cycle Investment on a Cycle Start Date and may reject or limit the amount allocated in a Cycle Investment at our sole discretion at any time until the end of the Business Day on the Cycle Start Date. We may choose not to offer any particular Cycle Investment for any period.
If you do not provide us with allocation instructions, or we do not timely receive your allocations instructions, or if the Cycle Investment you have selected is not available on the Cycle Start Date, your Contract Value will be invested in the Default Account until you provide us with alternative allocation instructions in Good Order.
Valuation of a Cycle Investment
The value of a Cycle Investment is measured in terms of the number of Cycle Investment Units credited to the Contract upon investment in the Cycle Investment and the Cycle Investment Unit Value of such Units. The Cycle Investment Unit Value on the Cycle Start Date of each Cycle Investment will be $10.00. The number of Cycle Investment Units credited to a Standard Cycle Investment is determined by dividing the amount invested in the Cycle Investment by the initial Cycle Investment Unit Value of $10.00. If you choose to allocate Contract Value to an Enhanced Cycle Investment, the deduction of the Cycle Enhancement Fee on the Cycle Start Date will reduce the number of Cycle Investment Units credited to the Enhanced Cycle Investment. The number of Cycle Investment Units credited to an Enhanced Cycle Investment is determined by subtracting the Cycle Enhancement Fee from the amount allocated to the Cycle Investment, and dividing the difference by the initial Cycle Investment Unit Value of $10.00. See “Cycle Investment Unit Examples” below.
As of any Business Day, the Cycle Investment Value is measured by the number of Cycle Investment Units credited to the Contract multiplied by the Cycle Investment Unit Value, each as of that Business Day. The Cycle Investment Value will reflect withdrawals, transfers, deductions for optional benefit rider charges, and fluctuations in the Cycle Investment Unit Value. ON ANY BUSINESS DAY AFTER THE CYCLE START DATE, THE CONTRACT OWNER’S CYCLE INVESTMENT VALUE MAY BE LESS THAN THE AMOUNT INITIALLY INVESTED. The Cycle Investment Value is reduced by the dollar amount of all withdrawals and deductions for optional benefit rider charges.
In determining the Fair Value of a Cycle Investment Unit during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, such as the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, dividend yield on the index, and time remaining to the Cycle End Date. During the Cycle Term, the Buffer Rate will not apply.
During a Cycle Term, the Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Cycle Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. The Cycle Investment Unit Value may also be reduced by changes in Index volatility and interest rates. See “Fair Value Formulas for Cycle Investments” in the Statement of Additional Information for the formulas used by the Fair Value Calculation Agent to determine the Fair Value and detailed examples of the Fair Value calculation under different market conditions.

Cycle Investment Unit
The number of Cycle Investment Units initially credited to the Contract is calculated by dividing the amount invested in the Cycle Investment on the Cycle Start Date by $10.00. The number of Cycle Investment Units credited to the Cycle Investment will be reduced by transfers, withdrawals or deductions for optional benefit rider charges prior to the Cycle End Date based on the amount transferred, withdrawn or deducted and the Cycle Investment Unit Value at the time of the transfer or withdrawal. If you invest in an Enhanced Cycle Investment, the Cycle Enhancement Fee is deducted from the amount allocated to the Enhanced Cycle Investment before Cycle Investment Units are credited, and this deduction will result in fewer Cycle Investment Units credited on the Cycle Start Date.
Example1 – Standard Cycle Investment. $100,000 is allocated to a Standard Cycle Investment with a 6-Year Cycle Term. At the beginning of the Cycle Term, the number of Cycle Investment Units owned by the Contract Owner is 10,000 ($100,000 / $10 = 10,000).
Example 2 – Enhanced Cycle Investment. $100,000 is allocated to an Enhanced Cycle Investment with a 6-Year Cycle Term. At the time of allocation, the annual Cycle Enhancement Fee is 0.95%, so the Cycle Enhancement Fee is 5.70% (6 x 0.95% = 5.70%) and the amount deducted is $5,700 (5.70% x $100,000 = $5,700). See “Charges, Fees and Adjustments – Cycle Enhancement Fee” for more information about how the Cycle Enhancement Fee is calculated. This deduction reduces the number of Cycle Investment Units credited on the Cycle Start Date by reducing the amount invested in the Enhanced Cycle Investment to $94,300 ($100,000 - $5,700 = $94,300). At the beginning of the Cycle Term, the number of Cycle Investment Units owned by the Contract Owner is 9.430 ($94,300 / $10 = 9,430).
Example 3 – Withdrawal. A withdrawal of $10,000 is requested from a Cycle Investment prior to the Cycle End Date. At the time of the request, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000. After the withdrawal the total Cycle Investment Value is $90,000 = $100,000 - $10,000 (withdrawal). The number of Cycle Investment Units after the withdrawal is 9,000 = 10,000 - $10,000 (withdrawn) / $10 (Cycle Investment Unit Value).
Example 4 – Return of Premium Death Benefit Rider. The following two tables illustrate the impact of the Return of Premium Death Benefit Rider fees on Cycle Investment Value. The example assumes withdrawals of $10,000 are requested from the Cycle Investment at the end of the second quarter and at the end of the year. Fees of 0.25% for the Return of Premium Death Benefit Rider (ROP) are deducted from the Cycle Investment Value quarterly. At the beginning of the Cycle Term, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000.

No ROP Rider Fee
Quartter	Cycle Investment Value (CIV)	1) AV Growth	2) Quarterly ROP DB Fee Percentage	ROP DB Fee	Withdrawals	CIV After Fees and Withdrawals	Units	Unit Value	3) Impact of ROP DB Fee
0	$100,000.00	—	—	—	$0.00	$100,000.00	10,000.00	$10.00	—
Q1	$101,250.00	1.25%	—	—	$0.00	$101,250.00	10,000.00	$10.13	—
Q2	$102,515.63	1.25%	—	—	$10,000.00	$92,515.63	9,024.54	$10.25	—
Q3	$93,672.08	1.25%	—	—	$0.00	$93,672.08	9,024.54	$10.38	—
Q4	$94,842.98	1.25%	—	—	$10,000.00	$84,842.98	8,073.01	$10.51	—

Annual ROP DB Fee 0.25%
Quarter	Cycle Investment Value (CIV)	1) AV Growth	2) Quarterly ROP DB Fee Percentage	ROP DB Fee	Withdrawals	CIV After Fees and Withdrawals	Units	Unit Value	3) Impact of ROP DB Fee
0	$100,000.00	—	—	$0.00	$0.00	$100,000.00	10,000.00	$10.00	—
Q1	$101,250.00	1.25%	0.06%	$63.28	$0.00	$101,186.72	9,993.75	$10.13	-$63.28
Q2	$102,451.55	1.25%	0.06%	$64.03	$10,000.00	$92,387.52	9,012.04	$10.25	-$128.10
Q3	$93,542.36	1.25%	0.06%	$58.46	$0.00	$93,483.90	9,006.41	$10.38	-$188.17
Q4	$94,652.45	1.25%	0.06%	$59.16	$10,000.00	$84,593.29	8,049.26	$10.51	-$249.68

1) 5% growth, applied quarterly is 1.25%
2) As a quarterly percentage of Cycle Investment Value, 0.25%/4 is 0.0625%
3) Value with ROP Fee minus value with no ROP Fee

Example 5 – Annual Ratchet Death Benefit Rider. The following two tables illustrate the impact of the Annual Ratchet Death Benefit Rider fees on Cycle Investment Value. The example assumes withdrawals of $10,000 are requested from the Cycle Investment at the end of the second quarter and at the end of the year. Fees of 0.50% for the Annual Ratchet Death Benefit are deducted from the

Cycle Investment Value quarterly. At the beginning of the Cycle Term, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000.

No ARDB Rider Fee
Quarter	Cycle Investment Value (CIV)	1) AV Growth	2) Quarterly ARDB Fee Percentage	ARDB Fee	Withdrawals	CIV After Fees and Withdrawals	Units	Unit Value	3) Impact of ARDB Fee
0	$100,000.00	—	—	—	$0.00	$100,000.00	10,000.00	$10.00	—
Q1	$101,250.00	1.25%	—	—	$0.00	$101,250.00	10,000.00	$10.13	—
Q2	$102,515.63	1.25%	—	—	$10,000.00	$92,515.63	9,024.54	$10.25	—
Q3	$93,672.08	1.25%	—	—	$0.00	$93,672.08	9,024.54	$10.38	—
Q4	$94,842.98	1.25%	—	—	$10,000.00	$84,842.98	8,073.01	$10.51	—

Annual ARDB Fee 0.50%
Quarter	Cycle Investment Value (CIV)	1) AV Growth	2) Quarterly ARDB Fee Percentage	ARDB Fee	Withdrawals	CIV After Fees and Withdrawals	Units	Unit Value	3) Impact of ARDB Fee
0	$100,000.00	—	—	—	$0.00	$100,000.00	10,000.00	$10.00	—
Q1	$101,250.00	1.25%	0.13%	$126.56	$0.00	$101,123.44	9,987.50	$10.13	-$126.56
Q2	$102,387.49	1.25%	0.13%	$127.98	$10,000.00	$92,259.50	8,999.55	$10.25	-$256.13
Q3	$93,412.75	1.25%	0.13%	$116.77	$0.00	$93,295.98	8,988.31	$10.38	-$376.10
Q4	$94,462.18	1.25%	0.13%	$118.08	$10,000.00	$84,344.10	8,025.55	$10.51	-$498.88
1) 5% growth, applied quarterly is 1.25%
2) As a quarterly percentage of Cycle Investment Value, 0.50%/4 is 0.125%
3) Value with Annual Ratchet Death Benefit Rider fee minus value with no Annual Ratchet Death Benefit Rider fee
Example 6 – GLWB Rider. The following two tables illustrate the impact of the GLWB Rider fees on Cycle Investment Value. The example assumes withdrawals of $10,000 are requested from the Cycle Investment at the end of the second quarter and at the end of the year. Fees of 1.25% for the GLWB Rider are deducted from the Cycle Investment Value quarterly. At the beginning of the Cycle Term, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000.

No GLWB Rider Fee
Quarter	Cycle Investment Value (CIV)	1) AV Growth	2) Quarterly CV GLWB Fee Percentage	CV GLWB Fee	Withdrawals	CIV After Fees and Withdrawals	Units	Unit Value	3) Impact of CV GLWB Fee
0	$100,000.00	—	—	—	$0.00	$100,000.00	10,000.00	$10.00	—
Q1	$101,250.00	1.25%	—	—	$0.00	$101,250.00	10,000.00	$10.13	—
Q2	$102,515.63	1.25%	—	—	$10,000.00	$92,515.63	9,024.54	$10.25	—
Q3	$93,672.08	1.25%	—	—	$0.00	$93,672.08	9,024.54	$10.38	—
Q4	$94,842.98	1.25%	—	—	$10,000.00	$84,842.98	8,073.01	$10.51	—

Annual GLWB Fee 1.25%
Quarter	Cycle Investment Value (CIV)	1) AV Growth	2) Quarterly CV GLWB Fee Percentage	CV GLWB Fee	Withdrawals	CIV After Fees and Withdrawals	Units	Unit Value	3) Impact of CV GLWB Fee
0	$100,000.00	—	—	$0.00	$0.00	$100,000.00	10,000.00	$10.00	—
Q1	$101,250.00	1.25%	0.31%	$316.41	$0.00	$100,933.59	9,968.75	$10.13	-$316.41
Q2	$102,195.27	1.25%	0.31%	$319.36	$10,000.00	$91,875.91	8,962.14	$10.25	-$639.72
Q3	$93,024.36	1.25%	0.31%	$290.70	$0.00	$92,733.66	8,934.13	$10.38	-$938.42
Q4	$93,892.83	1.25%	0.31%	$293.42	$10,000.00	$83,599.41	7,954.69	$10.51	-$1,243.56
1) 5% growth, applied quarterly is 1.25%
2) As a quarterly percentage of Cycle Investment Value, 1.25%/4 is 0.3125%
3) Value with GLWB Rider Fee minus value with no GLWB Rider fee

Cycle Investment Unit Value
For each Cycle Investment, we will establish the Cycle Investment Unit Value on the Start Date, and calculate the Cycle Investment Unit Value on each Business Day and on the Cycle End Date. The methods used to calculate the Cycle Investment Unit Value on each Business Day and on the Cycle End Date are different.
On the Start Date. For each Cycle Investment we establish an Initial Cycle Investment Unit Value at $10.00 on the Cycle Start Date.
During the Cycle Term. For each Cycle Investment, we determine the Cycle Investment Unit Value as of each Business Day prior to the Cycle End Date based on its Fair Value and the Buffer Rate does not apply. Each Business Day the Fair Value of each Cycle Investment will be determined by the Fair Value Calculation Agent. This is equivalent to the Fair Value / number of Cycle Investment Units.
We have contracted with S&P Global Market Intelligence, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit.
The Fair Value of a Cycle Investment is determined by the Fair Value Calculation Agent as of the end of each Business Day. The Fair Value reflects the current value of certain financial instruments. These financial instruments are intended to provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate, Participation Rate, or Trigger Rate and subject to the Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates, dividend yield on the index, and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations.
On each Business Day prior to the Cycle End Date, we will use the Fair Value for each Cycle Investment, as provided by the Fair Value Calculation Agent, to calculate the Fair Value per Cycle Investment Unit outstanding.
See “Fair Value Formulas for Cycle Investments” in the Statement of Additional Information for more detailed information about how the Fair Value Calculation Agent determines the Fair Value. See “Cycle Investment Unit Value Examples” in the Statement of Additional Information for illustrations of how Cycle Investment Unit Values are computed.
Cycle Investments do not involve an investment in any underlying portfolio of securities or financial instruments. Individuals should consult their financial professional about the risks, benefits, and other features of the Cycle Investments, and whether the Cycle Investments are appropriate based upon their financial situations and objectives. Please consider carefully the important information contained in this prospectus before purchasing the Contract.
The hypothetical examples below assume 100,000 Cycle Investment Units for all of the examples and the Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value were chosen to demonstrate the effects of the Buffer not applying before the Cycle End Date on the Cycle Investment Unit Value. See “Fair Value Formulas for Cycle Investments” in the Statement of Additional Information for the formulas used by the Fair Value Calculation Agent to determine the Fair Value and detailed examples of the Fair Value calculation under different market conditions.
Example 1 – Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term and -10% Cycle Buffer Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. Assume the Fair Value Calculation Agent has determined the Fair Value is $1,400,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,400,000 / 100,000 = $14.00
Cycle Investment Unit Value = $14.00, the Cycle Investment Unit Value based on the Fair Value.
Example 2 – Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term and -10% Cycle Buffer Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. Assume the Fair Value Calculation Agent has determined the Fair Value is $450,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $450,000 / 100,000 = $4.50
Cycle Investment Unit Value = $4.50, which is a 55% decrease in the Cycle Investment Unit Value from the Initial Cycle Investment Unit Value of $10; the decrease is equal to 55% = (1 – $4.50 / $10.00) x 100%. The Buffer Rate does not apply prior to the Cycle End Date.
Cycle End Date Payments; Rollovers
Thirty Calendar Days before the Cycle End Date, we will send you a Cycle Investment Maturity Notice that alerts you to the pending Cycle End Date and provides instructions on how to direct us to allocate the proceeds of a maturing Cycle Investment. If you do not provide written instructions directing us to allocate the proceeds of your maturing Cycle Investments to a new Cycle Investment at least one Business Day before the Cycle End Date, either based on the current allocation instructions or new allocation instructions, we will allocate your proceeds as follows:

1) For maturing Cycle Investments, we will invest the proceeds in a new Cycle Term for a Cycle Investment of the same Cycle Type. For a maturing Enhanced Cycle Investment, this means that the then-current Cycle Enhancement Fee will be deducted from the proceeds for the new Cycle Term. The current Cycle Enhancement Fee may be higher than the Cycle Enhancement Fee you paid when you initially invested in the Enhanced Cycle Investment.
2) If such a new Cycle Investment is not available, we will allocate the proceeds to the Default Account.
We will pay proceeds of the Cycle Investment on the Cycle End Date.

THE DEFAULT ACCOUNT
The Default Account is a fixed interest account which is used to hold the following: (i) premium payments designated for a new Cycle Investment(s) upon allocation to the Contract, (ii) amounts transferred from an existing Cycle Investment(s) designated for a new Cycle Investment(s), (iii) proceeds from a maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment(s), (iv) proceeds from a maturing Cycle Investment(s) for a discontinued Cycle Investment(s) which we have no allocation instructions or for which the Cycle Investment does not launch; and (v) amounts removed from the Cycle Investment(s) by request of the Beneficiary(ies) pending payment of the Death Benefit. The Default Account is not available as an investment option. Information about the features of the Default Account, including its name, its term, and its minimum guaranteed interest rate is included in Appendix A – Investment Options Available Under the Contract.
Amounts held in the Default Account are credited with fixed interest daily at a rate that is set by us in our sole discretion from time to time, subject to the minimum guaranteed interest rate. The minimum guaranteed interest rate that applies to you may vary depending on when your Contract was issued and the state in which your Contract was issued, but it will be shown on the data page for your Contract and will never be less than 0.15%. We may declare different interest rates for Contracts issued at different times.
The Default Account value is the amount held in the Default Account plus the daily interest credited plus any amounts transferred into the Default Account less any amounts withdrawn or deducted (including any applicable surrender charges) from the Default Account and less any amount transferred into a Cycle Investment on a Cycle Start Date.
Interests in the Default Account are not registered under the Securities Act of 1933 and the Default Account is not registered as an investment company under the Investment Company Act of 1940. However, the Default Account disclosures in this prospectus are subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

TRANSFERS, SURRENDERS AND PARTIAL WITHDRAWALS
Transfers
You may transfer all or a portion of your Cycle Investment Value out of a Cycle Investment on any Business Day. If you transfer from a Cycle Investment during the Cycle Term prior to the Cycle End Date, the Cycle Investment Unit Value is based on the Fair Value, and the Buffer Rate will not apply. This Fair Value calculation means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains than on the Cycle End Date, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.
In order to be included in a given Cycle Investment launch, you must transfer your Cycle Investment Value into the Default Account at least one Business Day prior to the Cycle Start Date. Amounts transferred less than one Business Day prior to the Cycle Start Date will remain in the Default Account until the next Cycle Start Date.
For proceeds from maturing Cycles, if you do not provide transfer instructions in Good Order, we will allocate the Cycle Investment Value to the next new Cycle Term for a Cycle Investment of the same Cycle Type. If you were invested in an Enhanced Cycle Investment, this means that you will pay the then-current Cycle Enhancement Fee for the new Cycle Term. See the CEF Rate Sheet Supplement for the current Cycle Enhancement Fee. If such a new Cycle Investment is not available, we will allocate the Cycle Investment Value to the Default Account.
Withdrawals and Surrenders
You may withdraw all or part of your Surrender Value by sending a written request to our Customer Service Center in Good Order. The Surrender Value is the Contract Value minus any applicable surrender charge. In some states, a state premium tax charge may also be deducted. Gross Partial Withdrawals must be made in amounts of $1,000 or more (except for RMDs and systematic withdrawals described below) and cannot reduce your Contract Value to less than $1,000. If a partial withdrawal results in your Contract Value becoming less than $1,000, then the entire Surrender Value must be withdrawn. A full surrender request, regardless of the Contract Value, must be submitted in writing and accompanied by your Contract. We reserve the right to change this process at any time. For a full surrender, you must send in your Contract with your surrender request or sign a lost Contract statement.
You may request partial withdrawals up to $50,000 via telephone, four times a calendar year per Contract, provided prior written authorization has been received by our Customer Service Center. You will be required to verify personally identifiable information at the time you request a partial withdrawal. If there are joint Owners, both Owners must be on the telephone at the time of request.
Telephone authorization will remain in effect until we receive written notification from you to terminate this authorization. If the Contract has joint Owners, both Owners are required to sign the written notification to terminate telephone authorization. We may discontinue this program at any time at our sole discretion. There are some restrictions on telephone partial withdrawals; please call our Customer Service Center with any questions.
We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. We reserve the right to restrict, suspend or eliminate the use of, or modify the requirements for making, telephone partial withdrawals at any time.
To make a partial withdrawal, you must send us a Written Request containing the pertinent details of the withdrawal request, including the amount of the withdrawal and the Cycle Investment(s) from which to make the withdrawal. Unless we receive instructions from you, we will deduct all withdrawals pro-rata from the Cycle Investments until the Cycle Investment Value is exhausted, then from the Default Account. If you take a withdrawal from a Cycle Investment during the Cycle Term prior to the Cycle End Date, you will receive the Cycle Investment Unit Value times the number of Cycle Investment Units withdrawn and the Buffer Rate will not apply. A Surrender Charge will generally apply to amounts withdrawn in excess of the Free Withdrawal Amount.
Withdrawals after you elect to begin Lifetime Payments under the GLWB Rider are taken pro-rata across the Cycle Investments and the Default Account, in the same proportion that each bears to the total Contract Value. An Excess Gross Partial Withdrawal will reduce the Benefit Base of your GLWB Rider by the same proportion that the Excess Gross Partial Withdrawal reduced the Contract Value, which may be more, even significantly more, than the amount withdrawn and may terminate the rider. If you take an Excess Gross Partial Withdrawal on any day prior to the Cycle End Date of your Cycle Investments, you could significantly reduce or eliminate your Benefit Base. This is because prior to the Cycle End Date, the Cycle Investment Value is based on the Fair Value, which will fluctuate during the Cycle Term. See “Valuation of a Cycle Investment” for more information about the Fair Value calculation. See “Guaranteed Living Withdrawal Benefit” for more information about Excess Gross Partial Withdrawals.
We will process withdrawal and surrender requests that we receive by the end of the Business Day using that day’s Cycle Investment Unit Value. For withdrawal requests we receive after the end of the Business Day, we will use the Cycle Investment Unit Value for the next Business Day. The number of Cycle Investment Units withdrawn from the Cycle Investment will equal the withdrawal amount divided by the Cycle Investment Unit Value on the close of the Business Day on which the withdrawal is processed.
We will generally pay the withdrawal or surrender amount to the Contract Owner no later than seven days after the Business Day on which we received the Written Request in Good Order, subject to our right to defer payment discussed below. See “Administrative Procedures” later in this prospectus. Any required tax withholding and surrender charges, if applicable, will be deducted from the amount paid. In addition, upon full surrender a state premium tax charge, if applicable, may also be subtracted.
Prior to the Cycle End Date, the Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent, and the Buffer Rate does not apply. This Fair Value calculation means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains than on the Cycle End Date, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment” for more information.
Surrenders and partial withdrawals will generally have Federal income tax consequences that can include income tax penalties and tax withholding. Surrenders and partial withdrawals may be restricted under certain qualified Contracts. You should consult with and rely on your tax advisor before making a surrender or partial withdrawal. See “FEDERAL TAX STATUS” later in the prospectus.
Required Minimum Distributions. Unless we receive instructions from you, we will deduct all RMDs pro-rata from the Cycle Investments until the Cycle Investment Value is exhausted, then from the Default Account. If you take an RMD from a Cycle Investment during the Cycle Term prior to the Cycle End Date, you will receive the Cycle Investment Unit Value times the number of Cycle Investment Units withdrawn and the Buffer Rate will not apply.
RMD withdrawals after you elect to begin Lifetime Payments under the GLWB Rider, are taken pro-rata across the Cycle Investments and the Default Account, in the same proportion that each bears to the total Contract Value. An Excess Gross Partial Withdrawal will reduce the Benefit Base of your GLWB Rider by the same proportion that the Excess Gross Partial Withdrawal reduced the Contract Value, which may be more, even significantly more, than the amount withdrawn and may terminate the rider. If you take an Excess Gross Partial Withdrawal on any day prior to the Cycle End Date of your Cycle Investments, you could significantly reduce or eliminate your Benefit Base. This is because prior to the Cycle End Date, the Cycle Investment Value is based on the Fair Value, which will fluctuate during the Cycle Term. See “Valuation of a Cycle Investment” for more information about the Fair Value calculation. See “Guaranteed Living Withdrawal Benefit” for more information about Excess Gross Partial Withdrawals.
The Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent, and the Buffer Rate does not apply. For all Cycle Investments, this means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal, including an RMD, prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment” later in this prospectus for more information.
A withdrawal taken to satisfy an RMD is not subject to the deduction of a Surrender Charge. See “Charges, Fees and Adjustments – Surrender Charge”.
Deferral of Payment. We may defer payment of any withdrawal proceeds or other payment from the Contract if, due to the closing or other disruption of financial markets or exchanges or other circumstances beyond the Company’s control, the Company is unable to settle the necessary transactions prudently as reasonably determined by the Company. See “Payment of Contract Proceeds”. Payments may be deferred for up to six months if the insurance regulatory authority of the state in which the Contract is issued approves such deferral. If we defer payment for 30 or more days, then during the period of deferment, we will pay interest at the rate required by the jurisdiction in which this Contract is delivered.

BENEFITS UNDER THE CONTRACT
The following table summarizes information about the benefits available under the Contract. [The availability of Contract benefits may vary depending on the broker-dealer through which the Contract is sold. See APPENDIX D: FINANCIAL INTERMEDIARY VARIATIONS.]

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions / Limitations
Systematic Withdrawal Program	Allows you to set up an automatic payment of up to 10% of your total premium payments each year	Standard	No Charge	•Each payment must be at least $100 (unless we consent otherwise).
•Automatically terminates if Surrender Value drops below $1,000.
•Subject to any applicable income taxes, including a possible 10% federal tax penalty if taken before age 59 1⁄2.
ADL Waiver of Surrender Charge	Waives any Surrender Charges that would otherwise apply in a particular Contract Year if one of the Owner(s) is unable to perform certain daily living activities due to a health condition	Standard	No Charge	•Only available after the 2nd Contract Anniversary.
•Health condition eligibility requirements must be met.

Enhanced Cycle Investments	Provides higher Cap Rates, Participation Rates, or Trigger Rates	Standard	2.00% (as an annualized percentage of Contract Value allocated to Enhanced Cycle Investment)	•Returns (if any) may be no higher than returns on Standard Cycle Investment for which there is no additional fee.
•Cycle Enhancement Fee will reduce Contract Value, and this reduction may be more than the interest credited (if any) on the Cycle End Date.
•Cycle Enhancement Fee applies to each new Cycle Term, including rollovers when no instructions are provided.
•No refund if Cycle Investment Value is withdrawn or transferred prior to Cycle End Date.

Standard Death Benefit	Pays your beneficiary your Contract Value	Standard	No Charge	•Terminates upon the Maturity Date.
Return of Premium Death Benefit Rider	Pays your beneficiary the greater of (i) your Contract Value or (ii) your total premium payments, adjusted for Gross Partial Withdrawals	Optional	0.25% (as an annualized percentage of benefit base)	•Only available at Contract issue.
•Only available at Issue Ages 0-85
•Cannot be voluntarily terminated.
•Terminates upon the Maturity Date or change in ownership. •Cannot be elected with the Annual Ratchet Death Benefit Rider.

•Withdrawals (including Lifetime Payments under the GLWB Rider) will reduce the value of the benefit in the same proportion that the Gross Partial Withdrawal reduced the Contract Value, which may be more than the amount withdrawn.

Annual Ratchet Death Benefit Rider
Pays your beneficiary the greater of (i) your Contract Value; or (ii) your total premium payments, adjusted for Gross Partial Withdrawals, with the potential for annual “step ups” on each Contract Anniversary
		Optional	0.50% (as an annualized percentage of benefit base)	•Only available at Contract issue.
•Only available at Issue Ages 0-85
•Cannot be voluntarily terminated.
•Terminates upon the Maturity Date or change in ownership. •Cannot be elected with the Return of Premium Death Benefit Rider.

•Withdrawals (including Lifetime Payments under the GLWB Rider) will reduce the value of the benefit in the same proportion that the Gross Partial Withdrawal reduced the Contract Value, which may be more than the amount withdrawn.

GLWB Rider
Guarantees you can withdraw the Lifetime Payment Amount each Contract Year regardless of investment performance, with an initial Benefit Base equal to the greater of (i) your Contract Value on the date you first exercise the benefit or (ii) your total premium payments, adjusted for Gross Partial Withdrawals, as of the date you first exercise the benefit.
		Optional	1.25% (as an annualized percentage of Benefit Base)	•Only available at Contract issue.
•Only available at Issue Ages 45-85 (based on the youngest Owner).
•Cannot be voluntarily terminated.

•Additional premium payments are not permitted after the first 6 months following Contract issue.
•Any withdrawal prior to beginning Lifetime Payments will reduce the initial Benefit Base in the same proportion that the Gross Partial Withdrawal reduced the Contract Value, which may be more than the amount withdrawn.

•Excess Gross Partial Withdrawals will reduce the Benefit Base in the same proportion that the Gross Partial Withdrawal reduced the Contract Value, which may be more than the amount withdrawn and may terminate the rider.

Health Activated Income Multiplier	Increases the Lifetime Payment Amount under the GLWB Rider in a particular Contract Year if one of the Covered Person(s) is unable to perform certain daily living activities due to a health condition.	Optional	No Charge	•Only available under the GLWB Rider. •Only available after the 2nd Contract Anniversary. •May be elected a maximum of five Contract Years. •Health condition eligibility requirements must be met.

Systematic Withdrawals
The systematic withdrawal feature allows you to have a portion of your Contract Value withdrawn automatically. For example, you may elect to have $500 withdrawn from your Contract Value automatically every month.
These withdrawals occur only: (1) while the Owner is living, (2) before the Maturity Date, and (3) after the Free Look Period. You may elect this option by sending a properly completed service form to our Customer Service Center. You may designate the systematic withdrawal amount and the frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See your Contract for details on systematic withdrawal options and when each begins.
Systematic withdrawals (except Lifetime Payments under the GLWB Rider) are withdrawn first pro-rata from all the Investment Options, does not include the Default Account. If all the Investment Options are exhausted, any remaining Systematic Withdrawals will come from the Default Account.
If you take a systematic withdrawal from a Cycle Investment during the Cycle Term prior to the Cycle End Date, you will receive the Cycle Investment Unit Value times the number of Cycle Investment Units withdrawn. Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply. This Fair Value calculation means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains than on the Cycle End Date, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. You should consult with a financial professional before taking Systematic Withdrawals from the Cycle Investments prior to the Cycle End Date.
Systematic Withdrawals of Lifetime Payments under the GLWB Rider are taken pro-rata across the Cycle Investments and the Default Account, in the same proportion that each bears to the total Contract Value. An Excess Gross Partial Withdrawal will reduce the Benefit Base of your GLWB Rider by the same proportion that the Excess Gross Partial Withdrawal reduced the Contract Value, which may be more, even significantly more, than the amount withdrawn and may terminate the rider. If you take an Excess Gross Partial Withdrawal on any day prior to the Cycle End Date of your Cycle Investments, you could significantly reduce or eliminate your Benefit Base. This is because prior to the Cycle End Date, the Cycle Investment Value is based on the Fair Value, which will fluctuate during the Cycle Term. See “Valuation of a Cycle Investment” for more information about the Fair Value calculation. See “Guaranteed Living Withdrawal Benefit” for more information about Excess Gross Partial Withdrawals.
If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then we will process your withdrawal at the Cycle Investment Unit Value determined at the close of the next Business Day.
You can stop or modify the systematic withdrawals by sending us a Written Notice. A proper Written Notice must include the consent of any effective assignee or irrevocable Beneficiary, if applicable.
Each systematic withdrawal must be at least $100. Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100. Upon payment, we reduce your Contract Value by an amount equal to the payment proceeds. In no event will the payment of a systematic withdrawal exceed the Surrender Value. Systematic withdrawals will automatically terminate if the Contract’s Surrender Value drops below $1,000.
To the extent, if any, that there is gain in the Contract, systematic withdrawals generally are included in the Owner’s gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 591⁄2. Additional terms and conditions for the systematic withdrawal program are set forth in your Contract and in the application for the program.
Death Benefits
If an Owner dies before the Maturity Date and while the Contract is still in force, we will pay a Death Benefit to your designated Beneficiary. The Death Benefit is payable on receipt in Good Order (at our Customer Service Center) of satisfactory proof of the Owner’s death, an election of how the Death Benefit is to be paid, and any other required documents or forms. Payment of the Death Benefit is not subject to the Surrender Charge. The amount of the Death Benefit is based on which death benefit option is elected and is determined as of the Business Day that our Customer Service Center receives the required documentation in Good Order.
The Contract offers a standard Death Benefit, the Contract Value Death Benefit, at no additional charge. When you purchase the Contract, you may select the optional Return of Premium Death Benefit or the optional Annual Ratchet Death Benefit for an additional charge if the oldest Owner is younger than Issue Age 86. If you elect an optional death benefit, you may not invest in the Fee Enhanced Cycle Investments.
Contract Value Death Benefit. The Contract Value Death Benefit will equal the Contract Value as of the Business Day that the Death Benefit is determined. For example, if your Contract Value is $100,000 on the date of death, September 1st, and declines to $90,000 on September 10th, which is the date that our Customer Service Center receives the required documentation in Good Order, your Death Benefit will equal $90,000.
Any death benefit payment attributable to the Cycle Investments and paid prior to the Cycle End Date will be based on the Cycle Investment Unit Value, which is based on the Fair Value, and the Buffer Rate does not apply. This means if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date.
The value of Cycle Investments that mature after we receive notification of death but before we have paid the Death Benefit to all Beneficiaries will be automatically transferred to the Default Account.
Return of Premium Death Benefit. The Return of Premium Death Benefit will equal the greater of (i) the Contract Value, or (ii) the rider benefit base, which is the sum of your initial premium payment plus any subsequent premium payments, less an adjustment for each Gross Partial Withdrawal. Withdrawals, including Lifetime Payments under the GLWB Rider, will reduce the value of the Return of Premium Death Benefit, and this reduction may be more, even significantly more, than the amount withdrawn.
The adjustment for Gross Partial Withdrawals will reduce the Death Benefit by the same proportion that the withdrawal reduced the Contract Value, calculated as follows:
Death Benefit after Gross Partial Withdrawal = Death Benefit before Gross Partial Withdrawal * (1 – [Gross Partial Withdrawal Amount] / [Contract Value before Gross Partial Withdrawal])

If the value of the Return of Premium Death Benefit is greater than the Contract Value at the time of the Gross Partial Withdrawal, then the Death Benefit will be reduced by an amount greater than the amount withdrawn.
For example, assume you purchase the Contract with an initial premium payment of $100,000 and make $10,000 in additional premium payments. If you requested a $15,000 withdrawal at a time when the Contract Value is $95,000, the Return of Premium Death Benefit would be reduced from $110,000 to $92,631.58 or a reduction of the Return of Premium Death Benefit by $17,368.42, which is more than the $15,000 amount withdrawn. Alternatively, if you requested a $15,000 withdrawal at a time when the Contract Value is $130,000, the Return of Premium Death Benefit would be reduced from $110,000 to $97,307.69 or a reduction of the Return of Premium Death Benefit by $12,692.31, which is less than the $15,000 amount withdrawn. In all cases, if the Contract Value is greater than the Return of Premium Death Benefit on the date the Death Benefit is determined, your Death Benefit will equal the Contract Value (as described in “Contract Value Death Benefit” above).
We assess a charge for the Return of Premium Death Benefit at the end of each calendar quarter at an annual rate of 0.25% of the rider benefit base. This charge is deducted pro-rata across the Cycle Investments and the Default Account. The charge will continue to be deducted for the life of the Contract, and you cannot voluntarily terminate the Return of Premium Death Benefit without surrendering or annuitizing your Contract. There is a risk that any financial return provided by the Return of Premium Death Benefit will ultimately be less than the fees you paid for the benefit.
Charges deducted from the Cycle Investments prior to the Cycle End Date are based on the Fair Value calculation. Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply. If a deduction is taken to pay charges on any day prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if a deduction is taken to pay charges on any day prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if the deduction was taken on the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. These charge deductions will also reduce your Contract Value.
Annual Ratchet Death Benefit. The Annual Ratchet Death Benefit will equal the greater of (i) the Contract Value, or (ii) the rider benefit base, which is the sum of your initial premium payment plus any subsequent premium payments, less an adjustment each Gross Partial Withdrawal, with the potential for annual “step ups” on each Contract Anniversary. Withdrawals, including Lifetime Payments under the GLWB Rider, will reduce the value of the Annual Ratchet Death Benefit, and this reduction may be more, even significantly more, than the amount withdrawn.
The adjustment for withdrawals will reduce the Death Benefit by the same proportion that the Gross Partial Withdrawal reduced the Contract Value, calculated as follows:
Death Benefit after Gross Partial Withdrawal = Death Benefit before Gross Partial Withdrawal * (1 – [Gross Partial Withdrawal Amount] / [Contract Value before Gross Partial Withdrawal])
If the value of the Annual Ratchet Death Benefit is greater than the Contract Value at the time of the Gross Partial Withdrawal, then the Death Benefit will be reduced by an amount greater than the amount withdrawn.
On each Contract Anniversary, we compare the Annual Ratchet Death Benefit to your Contract Value. If your Contract Value is greater, the Annual Ratchet Death Benefit will be stepped-up to equal the Contract Value on that Contract Anniversary. Afterwards, the Annual Ratchet Death Benefit will continue to be increased by subsequent premium payments and decreased by withdrawals as described above. Withdrawals (including Lifetime Payments under the GLWB Rider) and deductions (including deductions for optional benefit charges) will reduce the Contract Value dollar-for-dollar, which reduces the likelihood of increasing the Annual Ratchet Death Benefit through a step up on the Contract Anniversary.
For example:
•Assume you purchase the Contract with an initial premium payment of $100,000.
•During the first Contract Year, you make a $10,000 additional premium payment. At the time of the premium payment, your Annual Ratchet Death Benefit is $110,000, which is the sum of your purchase payments.
•At the end of the first Contract Year, your Contract Value has declined to $95,000 due to poor investment performance. Because your Contract Value is lower than the Annual Ratchet Death Benefit, the Annual Ratchet Death Benefit does not step up on this Contract Anniversary. Your Annual Ratchet Death Benefit remains $110,000.
•During the second Contract Year, you request a $15,000 withdrawal at a time when the Contract Value is $95,000. At the time of the withdrawal, the Annual Ratchet Death Benefit is reduced from $110,000 to $92,631.58, or a reduction of the Annual Ratchet Death Benefit by $17,368.42, which is more than the $15,000 amount withdrawn. Alternatively, if you requested a $15,000 withdrawal at a time when the Contract Value was $130,000, the Annual Ratchet Death Benefit would be reduced from $110,000 to $97,307.69, or a reduction of the Annual Ratchet Death Benefit by $12,692.31, which is less than the $15,000 amount withdrawn.
•At the end of the second Contract Year, your Contract Value has increased to $100,000 due to positive investment performance. Because your Contract Value is higher than the Annual Ratchet Death Benefit, the Annual Ratchet Death Benefit is stepped up to $100,000 on this Contract Anniversary.

•Your Annual Ratchet Death Benefit will continue to be increased by additional premium payments at the time of the premium payment, decreased by withdrawals at the time of the withdrawal, and may be stepped up on each Contract Anniversary.
•In all cases, if the Contract Value is greater than the Annual Ratchet Death Benefit on the date the Death Benefit is determined, your Death Benefit will equal the Contract Value (as described in “Contract Value Death Benefit” above).
We assess a charge for the Annual Ratchet Death Benefit at the end of each calendar quarter at an annual rate of 0.50% of the rider benefit base. This charge is deducted pro-rata across the Cycle Investments and the Default Account. The charge will continue to be deducted for the life of the Contract, and you cannot voluntarily terminate the Annual Ratchet Death Benefit without surrendering or annuitizing your Contract. It is possible that the Annual Ratchet Death Benefit will be no greater than the Contract Value Death Benefit. There is a risk that any financial return provided by the Annual Ratchet Death Benefit will ultimately be less than the fees you paid for the benefit.
Charges deducted from the Cycle Investments prior to the Cycle End Date are based on the Fair Value calculation. Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply. If a deduction is taken to pay charges on any day prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if a deduction is taken to pay charges on any day prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if the deduction was taken on the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. These charge deductions will also reduce your Contract Value.
Designation of your Beneficiary. You name one or more Beneficiaries in your Contract application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. You may change a revocable Beneficiary during your lifetime. We must receive a Written Notice (signed and dated) informing us of the change. Upon receipt and acceptance at our Customer Service Center, a change takes effect as of the date that the Written Notice is recorded by us. We will not be liable for any payment made before we receive and accept a Written Notice to change your Beneficiary.
If no primary Beneficiary is living when the Owner dies, the Death Benefit will be paid to the contingent Beneficiary, if any. If no Beneficiary is living when the Owner dies, then we will pay the Death Benefit to the Owner’s estate. If the sole Beneficiary is not the spouse, the surviving joint Owner, if any, will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.
For non-qualified Contracts, if an Owner dies prior to the Maturity Date, then the Death Benefit must be paid within 5 years of the Owner’s death (other than amounts payable to, or for the benefit of, the surviving spouse of the Owner). For joint Owners the Death Benefit is paid upon the first death.
If you name your spouse as the Beneficiary and the spouse (1) was married to the deceased Owner, as recognized by Federal law, as of the date of the deceased Owner’s death, and (2) is the sole primary Beneficiary, your surviving spouse may choose to continue the Contract, which will then be treated as his/her own Contract. If your spouse chooses to continue the Contract under spousal continuance, by current company practice they will receive the Death Benefit. If you selected one of the optional Death Benefit riders when you purchased your Contract and your spouse chooses to continue the Contract under spousal continuance, the optional Death Benefit rider will terminate and the charge for the rider will no longer be deducted under the continued Contract. If the applicable Death Benefit is greater than the Contract Value, the Contract Value under the continued Contract will be increased to match the Death Benefit before the rider terminates. The increase in Contract Value from the Death Benefit payout will be placed in the Default Account. Those allocations will remain in the Default Account until you provide us with alternative instructions. The Death Benefit under the continued Contract will be the standard Contract Value Death Benefit. All Surrender Charges are waived under the continued Contract.
If you selected the optional GLWB Rider when you purchased your Contract and your spouse chooses to continue the Contract under spousal continuance:
•If Lifetime Payments have not yet begun, the GLWB Rider will not terminate and the charge for the rider will continue to be deducted under the continued Contract. The Lifetime Payment Amount will be determined based on your spouse’s age at the time he or she elects to begin Lifetime Payments, and is eligible for any remaining Benefit Base step ups.
•If Lifetime Payments have begun for an individual Covered Person, the GLWB Rider will terminate and the charge for the rider will no longer be deducted under the continued Contract. No further Lifetime Payments will be made.
•If Lifetime Payments have begun for joint Covered Lives, the GLWB Rider will not terminate and the charge for the rider will continue to be deducted under the continued Contract. The Lifetime Payment Amount at the time of spousal continuance will continue to be paid to your spouse in accordance with the terms of the GLWB Rider.
If the sole Beneficiary is not the spouse, the surviving joint Owner, if any, will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.
Under a non-qualified Contract, when a Death Benefit is paid on the death of an Owner or a joint Owner and a payment option is selected, the payment option must be an annuity for the life of the Payee or for a period extending no longer than the Payee’s life expectancy, and payments must begin within one year of the date of death. In certain circumstances, required minimum distribution rules for qualified Contracts may require the Death Benefit to be paid out within ten years. See “Federal Tax Status” for more information later in this prospectus.
In the case of multiple primary Beneficiaries, the amount received by each primary Beneficiary will be their proportional share of the Death Benefit as of each primary Beneficiary’s required documentation is in Good Order. If no optional Death Benefit is elected, the death benefit is the Contract Value determined at the time the first primary Beneficiary claim is in Good Order. If the Return of Premium Death Benefit is elected, the Death Benefit is the greater of the Contract Value and total premium payments, adjusted for withdrawals, determined at the time the first primary Beneficiary claim is in Good Order. If the Annual Ratchet Death Benefit Rider is elected, the Death Benefit is the greater of the Contract Value, total premium payments, adjusted for withdrawals, and the Annual Ratchet Death Benefit, determined at the time the first primary Beneficiary claim is in Good Order. Once the amount of the Death Benefit is determined pursuant to the first primary Beneficiary claim, each remaining primary Beneficiary’s proportion of the Death Benefit is subject to the performance of the Cycle Investments and the Default Account, as applicable, until required documentation for their portion of the Death Benefit is in Good Order.
After the date on which we receive an original death certificate or a copy of the death certificate via facsimile, the Beneficiary has the option of transferring all Cycle Investment Value to the Default Account before the date on which the first complete Death Benefit claim is received. If there are multiple Beneficiaries then they all must join in such a transfer request or the Company will not be able to honor the request.
If the Owner dies on or after income payments have begun, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the Owner’s death. Other rules relating to distributions at death apply to Qualified Contracts.
If any Owner is a non-natural person, the Death Benefit is paid upon the death of the Annuitant.
If joint Owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.
Naming different persons as Owner and Annuitant can affect whether the Death Benefit is payable, the amount of the benefit, and who will receive it. Use care when naming Owners, Annuitants, and Beneficiaries, and consult your registered representative if you have questions. State premium taxes may be deducted from the Death Benefit proceeds.
Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the Contract’s Maturity Date or date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including full names and complete addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means at our Customer Service Center.
Guaranteed Living Withdrawal Benefit

When you purchase the Contract, you may select the optional GLWB Rider for an additional charge if the youngest Owner is at least Issue Age 45 and younger than Issue Age 86. The GLWB Rider guarantees you can withdraw the Lifetime Payment Amount each Contract Year regardless of investment performance. The Lifetime Payment Amount is a percentage (the “Lifetime Payment Percentage”) of the value of the GLWB (the “Benefit Base”), calculated as described below. If you elect the GLWB Rider, you may not invest in the Enhanced Cycle Investments.
Lifetime Payments withdrawn while the Contract Value is greater than zero will reduce the Contract Value and are withdrawals of your money. We do not make Lifetime Payments to you out of our General Account assets unless your Contract Value is reduced to zero for any reason other than a Gross Partial Withdrawal that exceeds the Lifetime Payment Amount (an “Excess Gross Partial Withdrawal”). It is possible that this will never occur and we will never make Lifetime Payment As to you from our assets. Any amounts paid by us under the GLWB Rider in excess of the Contract Value are subject to our financial strength and claims-paying ability.
Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains, and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses than on the Cycle End Date. If you take a withdrawal, including withdrawals of your Lifetime Payment Amount, on any day prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if a withdrawal is taken on any day prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Lifetime Payments under the GLWB Rider withdrawn from the Cycle Investments prior to the Cycle End Date are subject to the Fair Value calculation and proportional reduction in Cycle Investment Units described above. The GLWB Rider may not be appropriate for you if you intend or need to (i) take Gross Partial Withdrawals before you elect to exercise your GLWB Rider benefits, which may reduce your initial Benefit Base when you choose to begin Lifetime Payments under the rider; or (ii) take Excess Gross Partial Withdrawals after you elect to exercise your GLWB Rider benefits, which will reduce your Benefit Base. The GLWB Rider could be appropriate if you want to have the contingent guarantee in place to continue to receive lifetime income if your Contract Value is reduced to zero from poor investment performance and/or withdrawals that are not Excess Gross Partial Withdrawals. It is possible that this will never occur and we will never make Lifetime Payments to you from our assets. You should discuss with your financial professional before electing the GLWB Rider.
If you elect the GLWB Rider, additional premium payments are only permitted during the first 6 months after Contract issue. This will limit your ability to increase your Contract Value, the value of the GLWB Rider, and the value of the Death Benefit (including the optional Return of Premium Death Benefit or the optional Annual Ratchet Death Benefit) by making additional premium payments.
Beginning your Lifetime Payments. You may elect to exercise your GLWB Rider and begin Lifetime Payments by submitting a written request to our Customer Service Center. The initial Benefit Base will be established on the date we receive your request in Good Order (the “GLWB Exercise Date”). You may elect Lifetime Payments for a single Covered Person or jointly for you and your spouse. This election cannot be changed. If you elect joint coverage, the Lifetime Payment Percentage will be based on the age of the younger Covered Person and the Lifetime Payment Percentage will be less than the Lifetime Payment Percentage for a single Covered Person.
Withdrawals after you elect to begin Lifetime Payments are taken pro-rata across the Cycle Investments and the Default Account, in the same proportion that each bears to the total Contract Value. An Excess Gross Partial Withdrawal will reduce the Benefit Base of your GLWB Rider by the same proportion that the Excess Gross Partial Withdrawal reduced the Contract Value, which may be more, even significantly more, than the amount withdrawn and may terminate the rider. If you take an Excess Gross Partial Withdrawal on any day prior to the Cycle End Date of your Cycle Investments, you could significantly reduce or eliminate your Benefit Base. This is because prior to the Cycle End Date, the Cycle Investment Value is based on the Fair Value, which will fluctuate during the Cycle Term. See “Valuation of a Cycle Investment” for more information about the Fair Value calculation. See “Excess Gross Partial Withdrawals” below for more information about Excess Gross Partial Withdrawals.
Lifetime Payments are not subject to surrender charges, but may be subject to state and federal income taxes, including a tax penalty before age 59 ½.
You should carefully consider when to begin Lifetime Payments. There is a risk that you will not begin taking withdrawals under the GLWB Rider at the most financially beneficial time for you. If you begin taking withdrawals too soon or delay taking withdrawals for too long, you may limit the value of the GLWB Rider. Taking withdrawals early will increase the time in which you will be able to receive Lifetime Payments, but will reduce the Lifetime Payment Amount because the initial Benefit Base is established and the Lifetime Payment Percentage is locked in on the GLWB Exercise Date. Taking withdrawals later will increase the Lifetime Payment Amount because the Lifetime Payment Percentage increases the longer you hold the Contract before beginning Lifetime Payments, but delaying taking withdrawals will shorten the time in which you will be able to receive Lifetime Payments.
Determining the Lifetime Payment Amount. The Lifetime Payment Amount is the maximum amount you may withdraw each Contract Year without reducing your Benefit Base. On the GLWB Exercise Date, your Lifetime Payment Amount is determined by multiplying your initial Benefit Base by the applicable Lifetime Payment Percentage. The applicable Lifetime Payment Percentage is based on your Issue Age and is increased for each full Contract Year that elapses before you elect to begin Lifetime Payments (a “Deferral Credit”). Once you elect to begin Lifetime Payments, your Lifetime Payment Percentage will not change for the life of the Contract. The Lifetime Payment Percentage and Deferral Credit based on your Issue Age is set forth in the GLWB Rate Sheet Supplement that was in effect on the Contract Issue Date. See “GLWB Rate Sheet Supplement Information.”
On each Contract Anniversary after the GLWB Exercise Date, we will calculate the Lifetime Payment Amount for the next Contract Year by multiplying your Benefit Base on that Contract Anniversary (calculated as described below) by your Lifetime Payment Percentage. The Lifetime Payment Amount for a Contract Year is not cumulative; any portion of your Lifetime Payment Amount that you do not withdraw is not added to the next Contract Year’s Lifetime Payment Amount.
For Qualified Contracts, if your RMD is greater than your Lifetime Payment Amount, the Lifetime Payment Amount will be increased to the RMD.
Under certain circumstances, we may increase your Lifetime Payment Amount for a particular Contract Year. See “Health Activated Income Multiplier.”
Calculating the Benefit Base. The initial Benefit Base is established on the GLWB Exercise Date. The initial Benefit Base will equal the greater of (i) the Contract Value on the GLWB Exercise Date, or (ii) the sum of your premium payments on the GLWB Exercise Date, less an adjustment for each Gross Partial Withdrawal prior to the GLWB Exercise Date. Gross Partial Withdrawals before the Benefit Base is established will reduce the initial Benefit Base, and this reduction may be more, even significantly more, than the amount withdrawn.
The adjustment for Gross Partial Withdrawals will reduce the initial Benefit Base by the same proportion that the Gross Partial Withdrawal reduced the Contract Value, calculated as follows:

Benefit Base after Gross Partial Withdrawal = Benefit Base before Gross Partial Withdrawal * (1 – [Gross Partial Withdrawal Amount] / [Contract Value before Gross Partial Withdrawal])
If the Benefit Base is greater than the Contract Value at the time of the Gross Partial Withdrawal, then the Benefit Base will be reduced by an amount greater than the amount withdrawn.
For example, assume you purchase the Contract with an initial premium payment of $100,000 and make $10,000 in additional premium payments. If you requested a $15,000 withdrawal at a time when the Contract Value is $95,000, the withdrawal would reduce the initial Benefit Base from $110,000 to $92,631.58 or a reduction of the initial Benefit Base by $17,368.42, which is more than the $15,000 amount withdrawn. Alternatively, if you requested a $15,000 withdrawal at a time when the Contract Value is $130,000, the withdrawal would reduce the initial Benefit Base from $110,000 to $97,307.69 or a reduction of the initial Benefit Base by $12,692.31, which is less than the $15,000 amount withdrawn. In each case, if the Contract Value is greater on the GLWB Exercise Date, your initial Benefit Base will equal the Contract Value.
On and after the GLWB Exercise Date, the Benefit Base will be reduced for Excess Gross Partial Withdrawals as described under “Excess Gross Partial Withdrawals” below, and may be increased by step ups on each Contract Anniversary as described under “Benefit Base Step Ups” below.
Excess Withdrawals. On and after the GLWB Exercise Date, the Benefit Base will not be reduced by Gross Partial Withdrawals, provided your aggregate Gross Partial Withdrawals during the Contract Year do not exceed the Lifetime Payment Amount for that Contract Year. Aggregate Gross Partial Withdrawals during any Contract Year that exceed the Lifetime Payment Amount are “Excess Gross Partial Withdrawals.” An Excess gross Partial Withdrawal will reduce the Benefit Base by the same proportion that the Excess Gross Partial Withdrawal reduced the Contract Value, which may be more, even significantly more, than the amount withdrawn and may terminate the rider. This reduction is calculated as follows:
Benefit Base after Excess Gross Partial Withdrawal = Benefit Base before Excess Gross Partial Withdrawal * (1 – [Excess Gross Partial Withdrawal Amount] / [Contract Value after reduction for any portion of Gross Partial Withdrawal up to the Lifetime Payment Amount but before any Excess Gross Partial Withdrawal amount])
For example, assume the Benefit Base is $110,000 and the Lifetime Payment Amount for the Contract Year is $10,000. You request a $15,000 withdrawal at a time when the Contract Value is $100,000. The first $10,000 of your withdrawal is your Lifetime Payment Amount and is not an Excess Gross Partial Withdrawal. This portion of the withdrawal reduces your Contract Value to $90,000, but does not affect your Benefit Base. The remaining $5,000 of the withdrawal is an Excess Gross Partial Withdrawal. The Excess Gross Partial Withdrawal will reduce your Contract Value to $85,000, a dollar-for-dollar reduction, but it will reduce your Benefit Base from $110,000 to $103,888.89, or a reduction of the Benefit Base by $6,111.11, which is more than the $5,000 Excess Gross Partial Withdrawal amount. On the next Contract Anniversary when your Lifetime Payment Amount for that Contract Year is determined, your Lifetime Payment Amount will be lower because your Benefit Base is lower.
Withdrawals after you elect to begin Lifetime Payments are taken pro-rata across the Cycle Investments and the Default Account, in the same proportion that each bears to the total Contract Value. If you take an Excess Gross Partial Withdrawal on any day prior to the Cycle End Date of your Cycle Investments, you could significantly reduce or eliminate your Benefit Base. This is because prior to the Cycle End Date, the Cycle Investment Value is based on the Fair Value, which will fluctuate during the Cycle Term. See “Valuation of a Cycle Investment” for more information about the Fair Value calculation.
Benefit Base Step Ups. On each Contract Anniversary after the GLWB Exercise Date, we compare the Benefit Base to your Contract Value. If your Contract Value is greater, the Benefit Base will be stepped up to equal the Contract Value on that Contract Anniversary. Withdrawals (including Lifetime Payments) and deductions (including deductions for optional benefit charges) will reduce the Contract Value dollar-for-dollar, which reduces the likelihood of increasing the Benefit Base through a step up on the Contract Anniversary.
Effect of Contract Value falling to Zero. If your Contract Value is reduced to zero for any reason before the GLWB Exercise Date, the GLWB Rider will terminate without value. After the GLWB Exercise Date, if your Contract Value is reduced to zero for any reason other than an Excess Gross Partial Withdrawal (i.e., due to poor investment performance or the deduction of charges), then we will continue to pay the Lifetime Payment Amount from our General Account assets each year until the death of the Covered Person(s). At that time, the GLWB Rider Charge will no longer be assessed. If your Contract Value is reduced to zero after the GLWB Exercise Date as a result of an Excess Gross Partial Withdrawal, the GLWB Rider will terminate without value.
GLWB Rider Example. You purchase the Contract at age 65 with a $100,000 initial premium payment and elect the GLWB Rider. Under the GLWB Rate Sheet Supplement in effect on your Contract Issue Date, the Lifetime Payment Percentage for a Single Covered Person based on Issue Age 65 is 6.05%, which is increased by a Deferral Credit of 0.40% for each full Contract Year that elapses before you elect to begin Lifetime Payments. In Contract Year 11, you elect to begin withdrawing Lifetime Payments by submitting a written request to our Customer Service Center at a time when your Contract Value is $90,000. Because your Contract Value is lower than your total premium payments, your initial Benefit Base will be $100,000. Your Lifetime Payment Percentage will be 10.05% (which is 6.05% plus 0.40% for each of the 10 Contract Years that elapsed before you elected to begin Lifetime Payments). Your Lifetime Payment Amount for that Contract Year will be $10,050 (which is your $100,000 Benefit Base multiplied by your 10.05% Lifetime Payment Percentage). On your next Contract Anniversary, your Contract Value has increased to $110,000. Because your Contract Value is greater than your Benefit Base, your Benefit Base is stepped up to equal your Contract Value. Your Lifetime Payment Amount for the next Contract Year will be $11,055 (which is your new $110,000 Benefit Base multiplied by your 10.05% Lifetime Payment Percentage). As long as your cumulative withdrawals during a Contract Year do not exceed your Lifetime Payment

Amount for that Contract Year, your Benefit Base will never be reduced. If your Contract Value is reduced to zero for any reason other than an Excess Gross Partial Withdrawal, we will pay the Lifetime Payment Amount from our General Account assets each year until your death.
Effect of Owner Death. If you name your spouse as the Beneficiary and the spouse (1) was married to the deceased Owner, as recognized by Federal law, as of the date of the deceased Owner’s death, and (2) is the sole primary Beneficiary, your surviving spouse may choose to continue the Contract, which will then be treated as his/her own Contract. If your spouse chooses to continue the Contract under spousal continuance:
•If Lifetime Payments have not yet begun, the GLWB Rider will not terminate and the charge for the rider will continue to be deducted under the continued Contract. The Lifetime Payment Amount will be determined based on your spouse’s age at the time he or she elects to begin Lifetime Payments, and is eligible for any Benefit Base step ups.
•If Lifetime Payments have begun for an individual Covered Person, the GLWB Rider will terminate and the charge for the rider will no longer be deducted under the continued Contract. No further Lifetime Payments will be made.
•If Lifetime Payments have begun for joint Covered Lives, the GLWB Rider will not terminate and the charge for the rider will continue to be deducted under the continued Contract. The Lifetime Payment Amount at the time of spousal continuance will continue to be paid to your spouse in accordance with the terms of the GLWB Rider.
GLWB Rate Sheet Supplement Information. The GLWB Rate Sheet Supplement contains the current Lifetime Payment Percentages for the GLWB Rider applicable to Contracts purchased while that GLWB Rate Sheet Supplement remains in effect. In order to receive the Lifetime Payment Percentages in any particular GLWB Rate Sheet Supplement, we must receive your application and initial premium payment in Good Order during the effective period for that GLWB Rate Sheet Supplement.
You should not purchase the GLWB Rider without first obtaining the applicable GLWB Rate Sheet Supplement. The current GLWB Rate Sheet Supplement is available (i) through your registered representative, (ii) by contacting us at (866) 747-3421, (iii) on our website at [www.srslivewell.com], or (iv) at www.sec.gov under File No. [ ]. We will file a new GLWB Rate Sheet Supplement at least 10 Business Days in advance of the effective date of the new rates. The Lifetime Payment Percentages from all superseded GLWB Rate Sheet Supplements can be found in Appendix E. The Lifetime Payment Percentage applicable to you is set forth in the GLWB Rate Sheet Supplement in effect when we receive your application and initial premium payment in Good Order. If we receive your application and initial premium payment in Good Order and a different GLWB Rate Sheet Supplement is in effect from the one that was in effect when you signed your application:
•If the subsequent GLWB Rate Sheet Supplement has lower Lifetime Payment Percentages than the GLWB Rate Sheet Supplement that was in effect when you signed your application, we will inform you and request confirmation that you accept the lower Lifetime Payment Percentages then in effect. You may also instruct us to issue the Contract without the GLWB Rider.
•If the subsequent GLWB Rate Sheet Supplement has higher Lifetime Payment Percentages than the GLWB Rate Sheet Supplement that was in effect when you signed your application, we will issue your Contract with the GLWB Rider at the higher Lifetime Payment Percentages then in effect.
Once your Contract and GLWB Rider are issued, the Lifetime Payment Percentage applicable to you will not change for the life of your Contract. Please refer to Appendix E for Lifetime Payment Percentages that apply to Contracts issued before the current GLWB Rate Sheet Supplement was in effect.
Health Activated Income Multiplier. After the 2nd Contract Anniversary and before the Maturity Date, the Health Activated Income Multiplier feature can increase your Lifetime Payment Amount in a particular Contract Year if one of the Covered Person(s) is unable to perform two of the following six activities of daily living for at least 90 consecutive calendar days: bathing, continence, dressing, eating, toileting, and transferring (moving into or out of a bed, chair or wheelchair). The Covered Person must have been able to perform all six activities on the Contract Issue Date, and you must provide us with proof of eligibility from a qualified physician satisfactory to us, which eligibility must be re-established on applicable Contract Anniversaries. You may exercise the Health Activated Income Multiplier by sending Written Notice to our Customer Service Center in Good Order on or after the GLWB Exercise Date.
The Health Activated Income Multiplier may be exercised over multiple non-consecutive Contract Years, up to a maximum of five Contract Years. Each time the Health Activated Income Multiplier is exercised, all of the eligibility requirements must be met. If the eligibility requirements are no longer met or if you do not exercise the Health Activated Income Multiplier during the next Contract Year, the Health Activated Income Multiplier will cease.
For any Contract Year in which the Health Activated Income Multiplier is exercised, the Lifetime Payment Amount for that Contract Year (calculated as described above) will be multiplied by two. You may take Lifetime Payment Amounts in that Contract Year up to the doubled amount without triggering an Excess Gross Partial Withdrawal and reducing your Benefit Base.
For example, assume that in Contract Year 5, your Lifetime Payment Amount is $10,000. As a result of a health condition, you become unable to bathe or dress yourself for 90 consecutive calendar days and elect the Health Activated Income Multiplier. You are then able to take Lifetime Payments up to $20,000 in that Contract Year without triggering an Excess Gross Partial Withdrawal and reducing your Benefit Base. Your health improves and on the next Contract Anniversary, you are able to dress or bathe yourself again. At this time, you are no longer eligible for the Health Activated Income Multiplier for the next Contract Year, and you will only be able to take Lifetime Payments up to $10,000 without triggering an Excess Gross Partial Withdrawal and reducing your Benefit Base. If, in the future, your health became impaired for 90 consecutive calendar days again, you could elect the Health Activated Income Multiplier up to four more times, provided you remained eligible.
GLWB Rider Charge. We assess a charge for the GLWB Rider at the end of each calendar quarter at an annual rate of 1.25% of the Benefit Base. This charge is deducted pro-rata across the Cycle Investments and the Default Account. The charge will continue to be deducted for the life of the Contract, even if you never elect to begin receiving Lifetime Payments, and you cannot voluntarily terminate the GLWB rider without surrendering or annuitizing your Contract. We will not refund the charges you have paid even if you never choose to begin Lifetime Payments or never receive any Lifetime Payments paid out of our General Account assets. There is a risk that any financial return provided by the GLWB Rider will ultimately be less than the fees you paid for the benefit.
Charges deducted from the Cycle Investments prior to the Cycle End Date are based on the Fair Value calculation. Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply. If a deduction is taken to pay charges on any day prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if a deduction is taken to pay charges on any day prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if the deduction was taken on the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. These charge deductions will also reduce your Contract Value.
CHARGES, FEES AND ADJUSTMENTS
Surrender Charges
The Surrender Charge is calculated as a percentage of the premium payment being partially or fully withdrawn in excess of the Free Withdrawal Amount available at the time of the Withdrawal. Withdrawals are taken first from premium payments, then from earnings. The Surrender Charge applies to each premium payment on a First-In, First-Out (FIFO) basis.
The Surrender Charge percentage varies with the number of years that have elapsed since the premium payment according to the following schedule:

Years Since Premium Payment	Surrender Charge (%)
0	8%
1	7%
2	6%
3	5%
4	4%
5	3%
6+	0%
Surrender Charges deducted from the Cycle Investments prior to the Cycle End Date are based on the Fair Value calculation. If a deduction is taken to pay charges on any day prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if a deduction is taken to pay charges on any day prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if the deduction was taken on the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. These charge deductions will reduce your Contract Value.
The Surrender Charge compensates the Company for expenses in connection with the sale of the Contract.
No surrender charge will be assessed upon:
(a)    payment of Death Benefits;
(b)    exercise of the Right to Cancel (i.e., during the Free Look Period);
(c)    withdrawals less than or equal to the Free Withdrawal Amount;
(d)    withdrawals after the 2 Out of 6 ADL Waiver of Surrender Charge benefit is exercised in a Contract Year;
(e)    application of Contract Value to an annuity payment option after the 1st Contract Year (i.e., annuitization); and
(f)    spousal continuation of the Contract following the death of the original Owner.

The Free Withdrawal Amount is the amount of premium payment available for withdrawal without incurring a Surrender Charge. During the first Contract Year, the Free Withdrawal Amount is equal to the Lifetime Payment Amount under the GLWB Rider, if elected, or the RMD, if applicable. Beginning the second Contract Year, the Free Withdrawal Amount equals the greatest of:
•the Remaining Premium payments six years or older (i.e., no longer subject to surrender charges) plus 10% of the Remaining Premium payments less than six years old (i.e., subject to surrender charges) at the beginning of the Contract year;
•the Lifetime Payment Amount under the GLWB Rider, if elected; or
•the RMD, if applicable.
Like the Surrender Charge, premium payments are considered to have been withdrawn in the order in which they were received (i.e., first in, first out). The Free Withdrawal Amount for a Contract Year is not cumulative; any portion of your Free Withdrawal Amount that you do not withdraw is not added to the next Contract Year’s Free Withdrawal Amount.
The Surrender Value cannot be greater than the Contract Value, but in no event will it be less than the minimum required by the laws of the state in which this Contract is delivered. At the time of withdrawal, if your Contract Value is less than your Remaining Premium, the surrender charge will still be assessed (measured by) against the full Remaining Premium amount.
Amounts withdrawn under the Contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. The free withdrawal provision pertaining to the IRS minimum distribution will be calculated solely on the Contract Value of this Contract. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the Free Withdrawal Amount.
2 Out of 6 ADL Waiver of Surrender Charge. After the 2nd Contract Anniversary, we will waive any Surrender Charges in a particular Contract Year if the Owner (or one of the Owners, in the case of joint Owners) is unable to perform two of the following six activities of daily living for at least 90 consecutive calendar days: bathing, continence, dressing, eating, toileting, and transferring (moving into or out of a bed, chair or wheelchair). The Owner must have been able to perform all six activities on the Contract Issue Date, and you must provide us with proof of eligibility from a qualified physician satisfactory to us. You may exercise the 2 Out of 6 ADL Waiver of Surrender Charge benefit by sending Written Notice to our Customer Service Center in Good Order on or after the 2nd Contract Anniversary.
You may renew the benefit in subsequent Contract Years by sending Written Notice to our Customer Service Center. The 2 Out of 6 ADL Waiver of Surrender Charge benefit may be exercised over multiple non-consecutive Contract Years, provided proof of eligibility is re-established. Each time the 2 Out of 6 ADL Waiver of Surrender Charge benefit is exercised, whether consecutively or non-consecutively, all of the eligibility requirements must be met. If the eligibility requirements are no longer met or if you do not renew the benefit during the next Contract Year, the waiver will cease until you exercise the benefit again.
For example, assume that as a result of a health condition in Contract Year 3, you become unable to bathe or dress yourself for 90 consecutive calendar days and elect to exercise the 2 Out of 6 ADL Waiver of Surrender Charge benefit. You are then able to take withdrawals in that Contract Year in excess of the Free Withdrawal Amount without incurring Surrender Charges. Your health improves and on the next Contract Anniversary, you are able to dress or bathe yourself again. As a result, you are no longer eligible for the benefit in Contract Year 4. If, in the future, your health became impaired for 90 consecutive calendar days again, you could exercise the 2 Out of 6 ADL Waiver of Surrender Charge benefit again and renew it each Contract Year that you remain eligible.

Cycle Enhancement Fees
If you choose to invest in an Enhanced Cycle Investment, we deduct an additional fee from the amount allocated to the Enhanced Cycle Investment on the Cycle Start Date. The current Cycle Enhancement Fee is disclosed in the CEF Rate Sheet Supplement (see “CEF Rate Sheet Supplement Information” below). We guarantee that the Cycle Enhancement Fee will never be greater than 2.00% for the life of your Contract.
Because the Cycle Enhancement Fee is expressed as an annual rate, the dollar amount deducted for a longer Cycle Term will be greater than the amount deducted for a shorter Cycle Term. The amount deducted will equal the Cycle Enhancement Fee (an annual rate) multiplied by the length of the Cycle Term (in years) multiplied by the dollar amount allocated to the Enhanced Cycle Investment on the Cycle Start Date. For example, if you allocate $100,000 to an Enhanced Cycle Investment with a 6-Year Cycle Term at a time when the Cycle Enhancement Fee rate is 0.95%, we will deduct a Cycle Enhancement Fee of $5,700 (0.95% x 6 x $100,000 = $5,700).
The Cycle Enhancement Fee is deducted in full on the Cycle Start Date, and the number of Cycle Investment Units credited to the Contract will reflect the net investment into the Enhanced Cycle Investment after deduction of the Cycle Enhancement Fee. See “Valuation of a Cycle Investment” for more information about how Cycle Investment Units are credited and an example of Cycle Investment Units credited to an Enhanced Cycle Investment after the deduction of the Cycle Enhancement Fee.
The Cycle Enhancement Fee applies to each new Cycle Term of an Enhanced Cycle Investment. If you do not provide written instructions directing us to allocate the proceeds of a maturing Enhanced Cycle Investment to a different Cycle Investment at least one Business Day before the Cycle End Date, we will invest the proceeds in a new Cycle Term for a Cycle Investment of the same Cycle Type and the then-current Cycle Enhancement Fee will be deducted from the proceeds for the new Cycle Term. The current Cycle

Enhancement Fee may be higher than the Cycle Enhancement Fee you paid when you initially invested in the Enhanced Cycle Investment.
In exchange for the Cycle Enhancement Fee, the Enhanced Cycle Investment will have a higher Cap Rate, Participation Rate, or Trigger Rate than the rates that would be declared if the Enhanced Cycle Investment was a Standard Cycle Investment instead. It is possible the return on an Enhanced Cycle Investment (if any) will be no higher than the return on a Standard Cycle Investment for which we do not charge an additional fee. There is no guarantee that the increased potential gains of an Enhanced Cycle Investment will result in gains equal to the Cycle Enhancement Fee (or any gains at all). The Cycle Enhancement Fee will reduce any gains and increase any losses. We will not refund the charge for an Enhanced Cycle Investment even if you choose to withdraw or transfer Contract Value from the Enhanced Cycle Investment prior to the Cycle End Date.
CEF Rate Sheet Supplement Information. The CEF Rate Sheet Supplement contains the current Cycle Enhancement Fees applicable to Enhanced Cycle Investments launched while that CEF Rate Sheet Supplement remains in effect. You should not invest in an Enhanced Cycle Investment without first obtaining the applicable CEF Rate Sheet Supplement. The current CEF Rate Sheet Supplement is available (i) through your registered representative, (ii) by contacting us at (866) 747-3421, (iii) on our website at [www.srslivewell.com], or (iv) at www.sec.gov under File Nos. [ ]. We will file a new CEF Rate Sheet Supplement at least 30 calendar days in advance of the effective date of the new fees. The Cycle Enhancement Fees from all superseded CEF Rate Sheet Supplements can be found in Appendix E.
Optional Benefit Rider Charges
If you select one or more optional benefit riders available for an additional charge, we deduct the charge(s) for the benefit(s) at the end of each calendar quarter. The charge(s) is deducted pro-rata across the Cycle Investments and the Default Account. The charge(s) will continue to be deducted for the life of the Contract.
Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, and the Buffer Rate does not apply.
Charges deducted from the Cycle Investments prior to the Cycle End Date are based on the Fair Value calculation. If a deduction is taken to pay charges on any day prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if a deduction is taken to pay charges on any day prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if the deduction was taken on the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. These charge deductions will reduce your Contract Value.
It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59½. Although we do not believe that the fees associated or any optional benefit provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit under the Contract.
State Premium Taxes
The Company reserves the right to deduct on full surrender, death, or the Maturity Date a charge for any state premium taxes levied by a state or any other government entity. State premium taxes vary based on your state of residence and currently range from 0% to 3.5%. State premium taxes are subject to change.
Other Taxes
At the present time, we do not deduct any charges for any federal, state, or local taxes (other than state premium taxes) that we incur which may be attributable to the Contracts. We reserve the right to impose a charge for any such tax.
Adjustments for Fair Value

Before the end of a Cycle Term for a Cycle Investment we determine the Cycle Investment Unit Value that is used to calculate your Cycle Investment Value in the Cycle Investment by making an adjustment based on its Fair Value, which may be lower than your principal invested in the Cycle Investment. The Buffer Rate does not apply when we calculate the Fair Value. This Fair Value calculation means that under extreme conditions, you can lose up to 100% of your principal invested in a Cycle Investment if certain transactions occur prior to the Cycle End Date. The following transactions prior to the Cycle End Date will result in an adjustment based on Fair Value:

•you make a withdrawal (including Lifetime Payments under the GLWB Rider, Systematic Withdrawals and Required Minimum Distributions);
•you transfer Contract Value from a Cycle Investment for investment in one or more new Cycle Investments;
•you surrender the Contract;

•you annuitize the Contract; or
•a death benefit becomes payable.
The Fair Value of a Cycle Investment is determined by the Fair Value Calculation Agent as of the end of each Business Day. The Fair Value reflects the current value of certain financial instruments. These financial instruments are intended to provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate, Participation Rate, or Trigger Rate and subject to the Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates, dividend yield on the index, and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of hypothetical investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations. On each Business Day prior to the Cycle End Date, we will use the Fair Value for each Cycle Investment, as provided by the Fair Value Calculation Agent, to calculate the Fair Value per Cycle Investment Unit outstanding. See the Statement of Additional Information for more information about the Fair Value calculation, including examples illustrating its operation.
If you take a withdrawal prior to the Cycle End Date, the number of Cycle Investment Units is reduced by the same proportion that the withdrawal reduced the Cycle Investment Value (which is based on the Fair Value). This means that if you take a withdrawal prior to the Cycle End Date at a time when the Cycle Investment Value is lower than the Cycle Investment Value was on the Cycle Start Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.
The adjustment for Fair Value is not a fee or charge that is provided in consideration for any specific Contract features. The Fair Value of a Cycle Investment is related to the value of the derivative assets that we may hold in support of our financial obligations under the Contract. The use of the Fair Value shifts risk from us to investors in the Contract, protecting us from losses on those derivative assets when amounts are withdrawn or otherwise removed from a Cycle Investment prior to the end of a Cycle Term.
You can obtain the Cycle Investment Unit Values for the Cycle Investments in which you invest by calling (866) 747-3421. This value can fluctuate daily, and the current value quoted may differ from the actual Cycle Investment Unit Value at the time of a transaction.
MATURITY DATE
The Maturity Date is the date on which income payments will begin under the annuity option you have selected. The earliest possible Maturity Date under the Contract is the first Contract Anniversary at which time you may Annuitize your full Contract Value (less any state premium taxes). The maximum Maturity Date is the Contract Anniversary immediately following the Annuitant’s 115th birthday. In the case of Joint Owners, the maximum Maturity Date is based on the age of the oldest Joint Owner, unless the optional GLWB Rider is elected. If the optional GLWB Rider is elected, the maximum Maturity Date is based on the age of the youngest Joint Owner. You may change the Maturity Date to an earlier Contract anniversary by sending Written Notice to our Customer Service Center. We must receive your Written Notice at least 30 days prior to the original Maturity Date. Any optional death benefit you have elected will terminate without value on the Maturity Date. If you elected the optional GLWB Rider and Lifetime Payments have begun, your GLWB Rider will not terminate and your benefits under the GLWB Rider will continue until the death(s) of the Covered Person(s). If you elected the optional GLWB Rider and Lifetime Payments have not yet begun, you may choose to begin Lifetime Payments on the Maturity Date or you may choose to Annuitize. The selection of a Maturity Date at the Annuitant’s advanced age could have tax consequences so you should consult a tax adviser.
If you have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the Maturity Date you may:
1.    take the Contract Value, less any state premium tax and any surrender charge, in one lump sum, or
2.    convert the Contract Value, less any state premium tax and any surrender charge, into an annuity payable to the Payee under one of the payment options as described below.
Electing an Income Payment Option
You may apply Contract Value (less any state premium taxes) to an annuity payment option after the 1st Contract Year. During the 1st Contract Year, you may elect to apply the Contract Value (less any state premium taxes and less surrender charges) to any annuity payment option. However, you should be aware that surrender charges will apply if you elect to apply the Contract Value to an annuity payment option during the 1st Contract Year (i.e., before the Maturity Date). We do not deduct a surrender charge if you annuitize after the 1st Contract Year. Unless you choose otherwise, on the Maturity Date your Contract Value (less any state premium taxes) will be applied to a 10 year certain and life fixed annuity payment option. The first monthly annuity payment will be made within one month after the Maturity Date. Annuity payments are subject to our claims-paying ability.
Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. We reserve the right to change the payment frequency so that payments are at least $100.
The Annuitant’s actual age at the time of Annuitization will affect each Payment Amount for annuity payment options involving life income. The amount of each annuity payment to older Annuitants will be greater than for younger Annuitants because payments to older Annuitants are expected to be fewer in number. For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.
The Payee or any other person who is entitled to receive payments may name a Beneficiary to receive any amount that we would otherwise pay to that person’s estate if that person died. The person who is entitled to receive payment may change the Beneficiary at any time.
Annuity payment options will be subject to our rules at the time of selection. We must approve any arrangements that involve a Payee who is not a natural person (for example, a corporation), or a Payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes:
•    rules on the minimum amount we will pay under an option;
•    minimum amounts for installment payments, surrender or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment);
•    the naming of people who are entitled to receive payment and their Beneficiaries; and
•    our requirements for proof of age, gender, and survival.
You must elect the payment option at least 30 days before the Maturity Date.
If your Contract is a Qualified Contract, not all of the payment options will satisfy required minimum distribution rules, particularly as those rules apply to your beneficiary after your death. Subject to certain exceptions, most non-spouse beneficiaries must complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax advisor before electing such an option.
Income Payment Options
Payments are not affected by the investment experience of any Cycle Investment. The Contract Value (less any state premium taxes and any surrender charge) as of the Maturity Date will be applied to the income payment option selected. We guarantee interest under the income payment options at a rate of 0.10% a year. We may also credit interest under the income payment options at a rate that is above the 0.10% guaranteed rate (this is at our complete discretion). Thereafter, interest or payments are fixed according to the annuity option chosen.
The following four payout options are available:
1.    Income for Specified Period: We pay installments for a specified period of 5 to 20 years. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at our discretion). This option may not satisfy required minimum distribution rules for qualified Contracts. Consult a tax advisor before electing this option under a qualified Contract. However, by current Company practice we may offer other options.
2.    Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years and must be exhausted at the end of 20 years.
3.    Payment of Life Income: We will pay monthly income for the life of a single Annuitant. Joint Annuitants are permissible only under the Joint and Survivor Income option. Under the Payment of Life Income option, you may choose from 1 of 2 ways to receive the income:
a.    Life Annuity: We will pay monthly income for life. With a life annuity payment option, payments will only be made as long as the Annuitant is alive. Therefore, if the Annuitant dies after the first payment, then only one payment will be made and if the Annuitant dies before the first payment then no payments will be made.
b.    Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the Annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice we may offer other options.
4.    Joint and Survivor Income: We will make monthly payments until the last surviving Payee’s death. Therefore, if both Payees die after the first payment, then only one payment will be made and if the both Payees die before the first payment then no payments will be made. The Annuitant must be at least 50 years old and the Joint Annuitant/Payee must be at least 45 years old at the time of the first monthly payment.
FEDERAL TAX STATUS [TO BE UPDATED BY AMENDMENT]
Introduction
NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of Ownership or receipt of distributions under the Contract. You should consult your own tax advisor about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General
Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.
Simply stated, these rules provide that generally you will not be taxed on the Gain, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract – qualified or non-qualified (discussed below).
You will generally not be taxed on increases in the value of your Contract until a distribution occurs – either as a surrender or as annuity payments.
When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a Non-Qualified Contract, the Contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the Contract Value over the investment in the Contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax advisor.
Qualified and Non-Qualified Contracts
If you invest in a variable annuity as part of an individual retirement plan, your annuity is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.
Qualified Contracts are issued in connection with the plans listed below. There is additional information about qualified Contracts in the SAI.
•    Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the annuity. Distributions from an IRA are generally subject to tax and, if made before age 59 1⁄2, may be subject to a 10% penalty tax.
•    Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to current tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.
Distributions that are rolled over to another IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP, SIMPLE IRAs, and Inherited IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions of an IRA to a Roth IRA.
Minimum Distribution Rules and Eligible Rollover Distributions
Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. Consult with and rely upon your tax advisor. In addition, not all income options will always satisfy minimum required distribution rules. Consult with and rely upon your tax advisor before electing an income option.
The Setting Every Community Up for Retirement Enhancement Act of 2019 and 2022 (collectively, the “Secure Act”) made changes to the required minimum distribution rules. Under the Secure Act, the age on which required minimum distributions generally must begin is based on the individual’s applicable age. If the individual attains (1) age 701/2 before 2020, the applicable age is 701/2; (2) age 72 during or after 2020 but before 2023, the applicable age is 72; (3) age 72 during or after 2023 and age 73 before 2033, the applicable age is 73; or (4) age 74 after 2032, the applicable age is 75.
The Secure Act also provides that for qualified contract owners who die after January 1, 2020 that any designated beneficiary who is not an “eligible designated beneficiary” must withdraw the entire account value by the end of the tenth year following the year of death. This rule applies regardless of whether required minimum distributions have begun.
Diversification and Distribution Requirements
The Internal Revenue Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of the Annuitant or an Owner in order to be treated as an annuity Contract. These diversification and distribution requirements are discussed in the SAI. Midland National may modify the Contract to attempt to maintain favorable tax treatment.
Surrenders and Partial Withdrawals
If you make a partial withdrawal from a Non-Qualified Contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from gain and then from your premium payments. When you make a partial withdrawal, you are taxed on the amount of the surrender that is gain. If you make a full surrender, you are generally taxed on the amount that your surrender proceeds exceed the “investment in the Contract,” which is generally your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums). Withdrawals from Non-Qualified Contracts to pay third party registered investment advisor fees may be treated as taxable withdrawals. Consult a tax advisor. Different rules apply for annuity payments and under Qualified Contracts. See “Annuity Payments” below.
In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of your non-deductible premium payments. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.
The Internal Revenue Code also provides that surrendered Gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. In general, in the case of a distribution from a Non-Qualified Contract, this includes any amount:
•    paid on or after the taxpayer reaches age 59 1⁄2;
•    paid after an Owner dies;
•    paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);
•    paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
•    paid under an immediate maturity; or
•    which come from premium payments made prior to August 14, 1982.
Special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult your tax adviser with regard to exceptions from the penalty tax.
Multiple Contracts
All non-qualified deferred annuity contracts that are issued by Midland National (or its affiliates) to the same Owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the Owner’s income when a taxable distribution occurs.
Withholding
Distributions from Qualified and Non-Qualified Contracts are generally subject to withholding for your federal income tax liability. The withholding rate varies according to the type of distribution and your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.
Annuity Payments
Although the tax consequences may vary depending on the annuity payment option you select, in general, for Non-Qualified and certain Qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income.
In general, the excludable portion of each annuity payment you receive will be determined by dividing the “investment in the Contract” on the Maturity Date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
The remainder of each annuity payment is includable in gross income. Once the “investment in the Contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income.
If, after Annuitization, annuity payments stop because an Annuitant has died, the excess (if any) of the “investment in the Contract” as of the Annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Partial Annuitization
If part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the Contract are intended to qualify for this “partial Annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.
Investment Income Surtax
Distributions from non-qualified annuity Contracts will be considered “investment income” for purposes of the investment income tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Definition of Spouse under Federal Law
The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax advisor for more information on this subject.
Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations
The discussion above provided general information regarding U.S. federal income tax consequences to annuity Owners that are U.S. persons. Taxable distributions made to Owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, such distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective foreign Owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity Contract purchase.
Taxation of Death Benefit Proceeds
Amounts may be distributed from the Contract because of the death of the Annuitant (only if the Owner is a non-natural person) or an Owner. Generally, such amounts should be includable in the income of the recipient:
•    if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
•    if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.
Transfers, Assignments or Exchange of Contracts
A transfer of Ownership or absolute assignment of a Contract, the designation of an Annuitant or Payee or other Beneficiary who is not also the Owner, the selection of certain Maturity Date, or a change of Annuitant, may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. An Owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.
Transfers of Non-Qualified Contracts for less than full and adequate consideration by the Owner at the time of such transfer, will trigger taxable income on the Gain in the Contract, with the transferee getting a step-up in basis for the amount included in the Owner’s income. This provision does not apply to transfers between spouses or transfers incident to a divorce.
Possible Tax Law Changes
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract. We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.
Federal Estate, Gift and Generation-Skipping Transfer Taxes
While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult with and rely on an estate planning advisor for more information.
Under certain circumstances, the Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.
The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.
Annuity Purchases by Residents of Puerto Rico
The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity Contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

OTHER INFORMATION
THE NON-REGISTERED SEPARATE ACCOUNT
To support our obligations under the Cycle Investments we have established under the Iowa Insurance Law, and hold assets in, the “non-unitized” separate account. The income, gains and losses, realized or unrealized, from assets allocated to this separate account will be credited to or charged against the account, without regard to other income, gains or losses of the Company.
We are the sole owner of the assets of the separate account. We may invest and trade the assets of the separate account in any manner we choose. The only restrictions on our investments of the assets held in the separate account are those set forth by Iowa Insurance Laws. While we plan to invest the assets of the separate Account in a manner that generates a return that approximates the change in the applicable Index, subject to the Cap Rate, Participation Rate, and Trigger Rate, and the Buffer Rate, all benefits payable are determined according to the applicable Cycle Investment Unit Value. The amounts payable under this Contract are determined by the Cycle Investment Unit Value, regardless of the performance of the assets held in the separate account. The Contract Owner does not participate in the performance of the assets held in the separate account.
We may, subject to applicable state law, transfer all assets allocated to the separate account to our General Account.
The separate account is not required to be registered, and is not registered, as an investment company under the Investment Company Act of 1940.
Our current plan is to invest separate account assets in fixed-income obligations, including but not limited to corporate bonds, mortgage-backed and asset-backed securities, government and agency issues and derivative contracts including but not limited to option contracts. We may also invest in interest rate swaps. Although the above generally describes our plan for investing the assets supporting our obligations under the Cycle Investments, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.
No Contract Owner participates in the investment results of any assets we hold in relation to the Cycle Investments.
While we hold assets in the separate account we have established under the Iowa Insurance Law to support our obligations under Cycle Investments, the Cycle Investments are General Account obligations.
MODIFICATION TO THE CONTRACT
Upon notice to you, we may modify the Contract to:
(a)    permit the Contract to comply with any applicable law or regulation issued by a government agency;
(b)    assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities;
(c)    reflect a change in the operation of our General Account and our Non-Unitized Separate Account we use to support our obligations under the Contract; or
(d)    provide additional investment options.
In the event of such modifications, we will make an appropriate endorsement to the Contract.
ADMINISTRATIVE PROCEDURES
If you have any questions about your Contract or need to make changes, then contact the registered representative who sold you the Contract, or contact us at our Customer Service Center:
P.O. Box 9261
Des Moines, IA 50306-9261 (Regular Mail)
8300 Mills Civic Parkway
West Des Moines, IA 50266-3833 (Overnight Delivery)
Phone: (866) 747-3421 (toll-free)
Fax: (866) 511-7038 (toll-free)
E-mail: Securitiespi@sfgmembers.com
You currently may send correspondence and transaction requests to us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our service representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday (Central Time), excluding holidays and any day the New York Stock Exchange is not open. Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at our Customer Service Center and will not receive that day’s price. The procedures we follow for facsimile requests include a written confirmation sent directly to you following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by approved means are genuine. We may revoke facsimile, internet and telephone transaction privileges at any time for some or all Owners.

The procedures we follow for transactions initiated by telephone may include requirements that callers identify themselves and the Owner by name, social security number, date of birth of the Annuitant or an Owner, or other identifying information. We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile, internet, email, or telephone requests that we believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others), internet or telephone (possible falsification of Owner identity) when the original signed request is not sent to our Customer Service Center. You bear those risks.
Facsimile, internet, email, and telephone correspondence and transaction requests may not always be available. Facsimile, internet, email, and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should mail your correspondence and transaction request to our Customer Service Center.
Change of Address Notification. To protect you from fraud and theft, we may verify any changes in address you request by sending a confirmation of the change to both your old and new addresses. We may also call you to verify the change of address.
DISTRIBUTION OF THE CONTRACT
We have entered into a distribution agreement with our affiliate, Sammons Financial Network for the distribution and sale of the Contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company. Sammons Financial Network may enter into written sales agreements with other broker-dealers (“selling firms”) for the sale of the Contracts. We pay commissions to Sammons Financial Network for sales of the Contracts.
Sales commissions are based on each premium payment. The maximum commission payable on a premium payment is 6.50%. Where lower commissions are paid on premium payments, we may also pay trail commissions up to 1.00% beginning in the second Contract Year.
We also pay for Sammons Financial Network’s operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Financial Network’s management team; advertising expenses; and all other expenses of distributing the Contracts.
Sammons Financial Network pays selling firms all or a portion of the commissions received for their sales of the Contract. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that we may provide jointly with Sammons Financial Network. Sales of the Contract may help these registered representatives and their supervisors qualify for such benefits. This compensation may influence your registered representative to recommend this Contract over another investment.
Non-cash items that we and Sammons Financial Network may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.
A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.
In addition to ordinary commissions, Sammons Financial Network operating and other expenses and non-cash items, we provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services. It is possible that these third parties, or their personnel, may also act as your registered investment advisor providing advice with respect to your allocations in the Contract. Please be certain to review your registered investment advisor’s Form ADV Part 2A and 2B carefully for disclosure about their compensation and conflicts of interest in connection with the Contracts. Also note that your investment advisor could also be the broker-dealer, or a registered representative of the broker-dealer, who sold you the Contract; in that case, they would also receive commissions and other compensation for selling you the Contract, in addition to any investment advisory fees that you pay to your registered investment advisor (either directly or through partial withdrawals of your Contract Value).
Commissions and other incentives or payments described above are not charged directly to you but they are reflected in the fees and charges that you do pay directly or indirectly.
LEGAL PROCEEDINGS
Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National Life Insurance Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Sammons Financial Network, LLC to perform under its distribution agreement, or on the ability of the Company to meet its obligations under the Contract.

FINANCIAL STATEMENTS
The financial statements of Midland National Life Insurance Company are included in the Statement of Additional Information. Instructions on how to obtain the Statement of Additional Information are included on the back cover page.
ADDITIONAL CONTRACT PROVISIONS

Suitability of the Contract
Because of the fees and expenses and possible loss of principal and earnings from prior periods, the Contracts are not appropriate for short-term investment. In addition, Non-Qualified Contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans. The tax-deferred feature of the Contract is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the lifetime annuity payments make the Contract appropriate for their purposes. Before purchasing a Contract, you should obtain competent tax advice and financial advice both as to the tax treatment of the Contract and the suitability of the investment for your particular situation.
This Contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market. By purchasing this Contract, you represent and warrant that you are not purchasing or intending to use this Contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.
Electronic Delivery
You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting our Customer Service Center. You may obtain more information and assistance at www.srslivewell.com or by writing us at our mailing address P.O. Box 9261 Des Moines, IA 50306-9261 or by telephone at (866) 747-3421.
Reports to Owners
We send you a quarterly report within 31 days after the end of each calendar quarter showing the Contract Value, Surrender Value, and the Death Benefit as of the end of the Calendar Quarter. The report will also show the allocation of your Contract Value and reflects amounts deducted since the last report.
Confirmation notices will be sent to you for premiums, partial withdrawals, surrenders, transfers of amounts between Cycle Investments and certain other financial transactions in compliance with applicable regulatory requirements.
You should promptly notify our Customer Service Center of any errors or discrepancies. We will review and correct any errors.
Assigning Your Contract
In general, you may assign your rights in a Non-Qualified Contract, however, we reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the state insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. You must send a copy of the assignment to our Customer Service Center. The assignment does not take effect until we accept and approve it. We are not responsible for the validity of the assignment or for any payment we make or any action we take before we record notice of the assignment. An absolute assignment is a change of Ownership. There may be tax consequences.
This Contract is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market.
Exemption from Exchange Act Reporting
We are relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the “1934 Act”). In reliance on that exemption, we do not file periodic and current reports that we would be otherwise required to file pursuant to Section 15(d) of the 1934 Act.
Payment of Contract Proceeds
We will generally pay any Death Benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in Good Order at our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:
•    We cannot determine the amount of the payment,
•    the New York Stock Exchange is closed,
•    trading in securities has been restricted by the SEC,
•    an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option,
•    The SEC by order permits us to delay payment to protect our Owners, or
•    Your premium check(s) have not cleared your bank.
Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” an Owner’s account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or Death Benefits, make transfers, or continue making annuity payments. If a Contract is frozen, the applicable Contract Value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate federal regulator. We may also be required to provide information about you and your Contract to the government agencies and departments.

APPENDIX A – INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

CYCLE INVESTMENTS
The following is a list of Cycle Investments currently available under the Contract. We may change the features of the Cycle Investments listed below (including the Index and the current limits on Index gains), offer new Cycle Investments and terminate existing Cycle Investments. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on Index gains is available at [www.srslivewell.com]. Depending on the optional benefits you choose, you may not be able to invest in certain Cycle Investments, as noted below. [The availability of investment options may vary depending on the broker-dealer through which the Contract is sold. See APPENDIX D: FINANCIAL INTERMEDIARY VARIATIONS.].
Note: If amounts are removed from a Cycle Investment before the end of its Cycle Term, we will apply an adjustment based on the Fair Value of the Cycle Investment. This may result in a significant reduction in your Cycle Investment Value that could exceed any protection from Index loss that would be in place if you waited until the end of the Cycle Term.
See THE CYCLE INVESTMENT OPTIONS – Features of a Cycle Investment in the prospectus for a description of the features of the Cycle Investments. See THE CYCLE INVESTMENT OPTIONS – Valuation of a Cycle Investment and CHARGES, FEES AND ADJUSTMENTS – Adjustments for Fair Value in the prospectus for more information about adjustments for Fair Value.

Index	Type of Index	Cycle Term	Current Limit on Index Loss (if held until end of Cycle Term)	Minimum Limit on Index Gain (for the life of the Cycle Investment)	Current Trigger Point for Cycle Investments with a Trigger Rate Crediting Type
STANDARD CYCLE INVESTMENTS
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	1 Year	-10% Buffer	0.50% Cap Rate
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	1 Year	-30% Buffer	0.50% Cap Rate
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	3 Year	-10% Buffer	0.50% Cap Rate
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	6 Year	-20% Buffer	0.50% Cap Rate
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	6 Year	-30% Buffer	0.50% Cap Rate
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	1 Year	-20% Buffer	0.50% Trigger Rate	-20% Trigger Point
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	1 Year	-20% Buffer	0.50% Trigger Rate	0% Trigger Point
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	6 Year	-20% Buffer	0.50% Trigger Rate	0% Trigger Point
MSCI EAFE Price Return Index[1]	International Equities	1 Year	-10% Buffer	0.50% Cap Rate
MSCI EAFE Price Return Index[1]	International Equities	3 Year	-10% Buffer	2.00% Participation Rate
MSCI EAFE Price Return Index[1]	International Equities	6 Year	-20% Buffer	2.00% Participation Rate
MSCI EAFE Price Return Index[1]	International Equities	6 Year	-20% Buffer	0.50% Trigger Rate	0% Trigger Point
Russell 2000 Price Return Index[1]	U.S. Small Cap Equities	1 Year	-10% Buffer	.050% Cap Rate
Russell 2000 Price Return Index[1]	U.S. Small Cap Equities	3 Year	-10% Buffer	0.50% Cap Rate
Russell 2000 Price Return Index[1]	U.S. Small Cap Equities	6 Year	-20% Buffer	0.50% Cap Rate
Invesco QQQ ETF[2]	U.S. and International Large Cap Non-Financial Industry Equities offered via an ETF	1 Year	-10% Buffer	0.50% Cap Rate

Invesco QQQ ETF[2]	U.S. and International Large Cap Non-Financial Industry Equities offered via an ETF	1 Year	-30% Buffer	0.50% Cap Rate
Invesco QQQ ETF[2]	U.S. and International Large Cap Non-Financial Industry Equities offered via an ETF	6 Year	-20% Buffer	0.50% Cap Rate
Invesco QQQ ETF[2]	U.S. and International Large Cap Non-Financial Industry Equities offered via an ETF	6 Year	-30% Buffer	0.50% Cap Rate
Invesco QQQ ETF[2]	U.S. and International Large Cap Non-Financial Industry Equities offered via an ETF	1 Year	-20% Buffer	0.50% Trigger Rate	-20% Trigger Point
Invesco QQQ ETF[2]	U.S. and International Large Cap Non-Financial Industry Equities offered via an ETF	1 Year	-20% Buffer	0.50% Trigger Rate	0% Trigger Point
Invesco QQQ ETF[2]	U.S. and International Large Cap Non-Financial Industry Equities offered via an ETF	6 Year	-20% Buffer	0.50% Trigger Rate	0% Trigger Point
ENHANCED CYCLE INVESTMENTS[5]
S&P 500® Price Return Index[1]	U.S. Large Cap Equities	6 Year	-10% Buffer	2.50% Participation Rate
MSCI EAFE Price Return Index[1]	International Equities	6 Year	-10% Buffer	2.50% Participation Rate
Russell 2000 Price Return Index[1]	U.S. Small Cap Equities	6 Year	-10% Buffer	2.50% Participation Rate
Nasdaq-100 Max 30TM Index[3]	U.S. and International Large Cap Non-Financial Industry Equities with Additional Volatility Control	1 Year	-5% Buffer	2.50% Participation Rate
Nasdaq-100 Max 30TM Index[3]	U.S. and International Large Cap Non-Financial Industry Equities with Additional Volatility Control	3 Year	-10% Buffer	2.50% Participation Rate
Nasdaq-100 Max 30TM Index[3]	U.S. and International Large Cap Non-Financial Industry Equities with Additional Volatility Control	6 Year	-10% Buffer	2.50% Participation Rate
Nasdaq-100 Max 30TM Index[3]	U.S. and International Large Cap Non-Financial Industry Equities with Additional Volatility Control	6 Year	-10% Buffer	1.00% Trigger Rate	0% Trigger Point
S&P 500 35% Edge Volatility 1% Decrement Index (USD) ER4	U.S. Large Cap Equities with Additional Volatility Control	1 Year	-5% Buffer	2.50% Participation Rate
S&P 500 35% Edge Volatility 1% Decrement Index (USD) ER4	U.S. Large Cap Equities with Additional Volatility Control	3 Year	-10% Buffer	2.50% Participation Rate

S&P 500 35% Edge Volatility 1% Decrement Index (USD) ER4	U.S. Large Cap Equities with Additional Volatility Control	6 Year	-10% Buffer	2.50% Participation Rate
S&P 500 35% Edge Volatility 1% Decrement Index (USD) ER4	U.S. Large Cap Equities with Additional Volatility Control	6 Year	-10% Buffer	1.00% Trigger Rate	0% Trigger Point

1 This Index is a “price return index,” not a “total return index,” and therefore does not reflect dividends paid on the securities composing the Index. This will reduce the Index return and may cause the Index to underperform a direct investment in the securities composing the Index.
2 The Index performance for Cycle Investments linked to this Index is based on closing value, which does not reflect dividends paid on the underlying securities. This Index also applies a 0.18% expense ratio. The expense ratio and omission of dividends will reduce the Index performance and cause the Index to underperform a direct investment in the underlying securities composing the Index.
3 This Index does not include dividends or distributions paid on the securities composing the Index and reflects a daily deduction of 1% per annum, which will reduce the Index return and cause the Index to underperform a direct investment in the underlying securities composing the Index.
4 This Index has leveraged exposure to an “Underlying Benchmark” equal to the return of the S&P 500 Total Return Index less the federal funds rate and less a “Spread” (each expressed as an annual percentage deducted daily). The Spread is a floating rate based on the Adjusted Interest Rate (AIR) S&P 500 Total Return Index Futures contracts plus 0.25%. As of December 31, 2025, the current federal funds rate was 3.64% and the floating rate based on AIR S&P 500 Total Return Index Futures contracts was 0.63%. Both of these rates will fluctuate over time and may be higher or lower in the future. The Index also reflects the deduction of a 1% decrement per annum. The Index’s exposure to the Underlying Benchmark (which includes the deduction of the federal funds rate and the Spread from the performance of the Underlying Index) and the Index’s deduction of the 1% decrement will reduce the Index return and cause the Index to underperform a direct investment in the underlying securities composing the Index.
5 The Enhanced Cycle Investments are not available if you elected one of the optional death benefit riders or the GLWB Rider.
Each Cycle Investment’s limit on Index losses is guaranteed not to change for so long as that Cycle Investment remains available under the Contract. However, we reserve the right to add and remove Cycle Investments as available investment options. As such, the limits on Index loss offered under the Contract may change from one Cycle Term to the next. We do not guarantee that the Contract will always offer Cycle Investments that limit Index losses, which would mean risk of loss of the entire amount invested.
We guarantee that we will never offer a Standard Cycle Investment with a Cap Rate below 0.50%, a Participation Rate below 2.00%, or a Trigger Rate below 0.50% for the life of your Contract. We guarantee that we will never offer an Enhanced Cycle Investment with a Cap Rate below 1.00%, a Participation Rate below 2.50%, or a Trigger Rate below 1.00% for the life of your Contract. We reserve the right to offer Cycle Investments with different types of limits on Index gains.

THE DEFAULT ACCOUNT
The following describes the Default Account under the Contract. We may change the features of the Default Account identified below. We will provide you with written notice before doing so. The Default Account is not available as an investment option. See “The Default Account” in the prospectus for more information.

Name	Term	Minimum Guaranteed Interest Rate
Default Account	N/A	0.15%[1]
1 The minimum guaranteed interest rate that applies to you may vary depending on when your Contract was issued and the state in which your Contract was issued, but it will be shown on the data page for your Contract and will never be less than 0.15%.

APPENDIX B – STATE VARIATIONS [TO BE UPDATED BY AMENDMENT]
The prospectus provides a general description of the Contract, but your state of issue may provide different features from those described in the body of the prospectus.
All material state variations in the Contract are disclosed in this Appendix. For more information Contract variations applicable to your state, you may contact your registered representative or our Customer Service Center.

State	Variation

California	•If you exercise your Right to Cancel, we will return your premiums paid minus any partial withdrawals, plus or minus the accumulated gains or losses..

Florida	•If you exercise your Right to Cancel, we will return your premiums paid minus any partial withdrawals, plus or minus the accumulated gains or losses..

Oregon	•If you exercise your Right to Cancel, we will return your premiums paid minus any partial withdrawals, plus or minus the accumulated gains or losses..

South Carolina	•If you exercise your Right to Cancel, we will return your premiums paid minus any partial withdrawals, plus or minus the accumulated gains or losses..

APPENDIX C – INDEX DISCLOSURES
The Cycle Investments track certain Securities Indices that are published by third parties. Midland National uses these Securities Indices under license from the Indices’ respective publishers. The following information about the Indices is included in this Prospectus in accordance with Midland National’s license agreements with the publishers of the Indices:
S&P 500® PRICE RETURN INDEX
Standard & Poor’s requires that the following disclaimer be included in this prospectus:
The Cycle Investments are not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the S&P 500 Index (the “Index”) to track general stock market performance. S&P’s and its third party licensor’s only relationship to Midland National is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to Midland National or the Contract. S&P and its third party licensors have no obligation to take the needs of Midland National or the owners of the Contract into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in the determination or calculation of the equation by which the Contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Contract.
NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.
The name “S&P 500 Index” is a trademark of Standard & Poor’s and has been licensed for use by Midland National.
MSCI EAFE PRICE RETURN INDEX
THE CYCLE INVESTMENT OPTIONS ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY MIDLAND NATIONAL. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE CYCLE INVESTMENT OPTIONS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN THE CYCLE INVESTMENT OPTIONS GENERALLY OR IN THE CYCLE INVESTMENT OPTIONS PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE CYCLE INVESTMENT OPTIONS OR THE ISSUER OR OWNERS OF THE CYCLE INVESTMENT OPTIONS OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE CYCLE INVESTMENT OPTIONS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE CYCLE INVESTMENT OPTIONS TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE CYCLE INVESTMENT OPTIONS ARE REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE CYCLE INVESTMENT OPTIONS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE CYCLE INVESTMENT OPTIONS. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE CYCLE INVESTMENT OPTIONS, OWNERS OF THE CYCLE INVESTMENT OPTIONS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF

ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
RUSSELL 2000 PRICE RETURN INDEX
The Cycle Investment Options are not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Cycle Investment Options or any member of the public regarding the advisability of investing in securities generally or in the Cycle Investment Options particularly or the ability of the Russell Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell Index is based. Russell’s only relationship to Midland National is the licensing of certain trademarks and trade names of Russell and of the Russell Index which is determined, composed and calculated by Russell without regard to Midland National or the Cycle Investment Options. Russell is not responsible for and has not reviewed the Cycle Investment Options nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Cycle Investment Options.
RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HA VE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MIDLAND NATIONAL, INVESTORS, OWNERS OF THE CYCLE INVESTMENT OPTIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HA VE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
NASDAQ-100 MAX 30™ INDEX
This Index does not include dividends paid by the underlying companies.
The Cycle Investment Options are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. its affiliates, or Salt Financial LLC (together referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Cycle Investment Options. The Corporations make no representation or warranty, express or implied to the owners of the Cycle Investment Options or any member of the public regarding the advisability of investing in securities generally or in the Cycle Investment Options particularly, or the ability of the Nasdaq-100 Max 30™ Index (the “Index”) to track general stock market performance. The Corporations' only relationship to Midland National® Life Insurance Company (“Licensee”) is in the licensing of the Index and certain trade names of the Corporations and the use of the Index which is determined, composed and calculated by Nasdaq without regard to Licensee or the Cycle Investment Options. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Cycle Investment Options into consideration in determining, composing or calculating the Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Cycle Investment Options to be issued or in the determination or calculation of the equation by which the Cycle Investment Options are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Cycle Investment Options.
The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Index or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the Cycle Investment Options, or any other person or entity from the use of the Index or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.
Additional Information about the Nasdaq-100 Max 30TM Index
The Nasdaq-100 Max 30™ Index (the “Index”) is administered by Nasdaq, Inc. (the “Index Administrator”). The description of the Index contained in this Prospectus is based on rules formulated by the Index Administrator. The Index is the intellectual property of the Index Administrator, which reserves all rights with respect to its ownership of the Index, and has been licensed for use by Midland National Life Insurance Company in connection with the Contract. Index values are available through Nasdaq Global Index Watch (GIW) website under the symbol “NDXMAX30.” The Index is new and has limited performance history. The Index is subject to important risks. See “Risks Associated with the Indices” for a discussion of the risks affecting the Index.
The Index uses a rules-based methodology that, on each index trading day, selects a hypothetical weighting to its underlying index to track for that index trading day.

The underlying index is the Nasdaq-100 Futures Excess ReturnTM Index (NDXNQER). The underlying index is composed of futures contracts that reference the performance of the Nasdaq-100 Index®, which itself tracks the performance of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market. The underlying index is an “excess return” index, meaning its return reflects the investment return of its component futures contract, but does not reflect any return on collateral associated with the purchase of such futures contracts. The underlying index is also administered by the Index Administrator.
On each index trading day, the Index’s allocation to the underlying index is rebalanced to target an annual volatility level of 30%. The Index leverages the truVol® Risk Control Engine developed by Salt Financial, which uses intraday data with the potential for same-day updates to dynamically adjust exposure on a daily basis. There is a time lag associated with the Index’s volatility targeting features. The lengths of the volatility look-back periods may not accurately capture the volatility trend of the underlying index. This could lead to greater or less exposure to the underlying index than would have been determined by an alternative measure.
The Index computes a target weight based upon a variance adjustment factor, a scalar, and the 30% volatility target level. The variance adjustment factor is intended to more closely align the actual realized variance of the Index to the targeted variance, because the actual realized volatility of the Index may differ from the targeted volatility. The scalar adjusts the target weight upward if the realized volatility of the underlying index for the prior 20 days exceeds its realized volatility for the prior 40 days. The target weight calculated is subject to a maximum daily change of 15% and an overall maximum weight of 300%.
The Index is comprised of units of the underlying index which are determined by the prior day’s final weight. The performance of the Index is based on the product of the change in the underlying index and the prior day’s number of units, subject to a daily deduction of 1% per annum times the prior day’s Index level.

The Index is described as tracking hypothetical portfolios of underlying assets because there is no actual portfolio of assets to which any investor in the Contracts is entitled or in which any investor has any ownership interest.
S&P 500 35% EDGE VOLATILITY 1% DECREMENT INDEX (USD) ER
The "The S&P 500 35% EDGE VOLATILITY 1% DECREMENT INDEX (USD) ER” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Midland National. S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”);
Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); It is not possible to invest directly in an index. LiveWell Elevate is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the LiveWell Elevate or any member of the public regarding the advisability of investing in securities generally or in LiveWell Elevate particularly or the ability of the The S&P 500 35% EDGE VOLATILITY 1% DECREMENT INDEX (USD) ER to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Midland National with respect to the The S&P 500 35% EDGE VOLATILITY 1% DECREMENT INDEX (USD) ER is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The The S&P 500 35% EDGE VOLATILITY 1% DECREMENT INDEX (USD) ER is determined, composed and calculated by S&P Dow Jones Indices without regard to Midland National or the LiveWell Elevate. S&P Dow Jones Indices have no obligation to take the needs of Midland National or the owners of LiveWell Elevate into consideration in determining, composing or calculating the The S&P 500 35% EDGE VOLATILITY 1% DECREMENT INDEX (USD) ER. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of LiveWell Elevate. There is no assurance that investment products based on the The S&P 500 35% EDGE VOLATILITY 1% DECREMENT INDEX (USD) ER will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.
NEITHER S&P DOW JONES INDICES NOR THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND [THIRD PARTY LICENSOR] SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES AND THIRD PARTY LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE LICENSEE’S PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR THIRD PARTY LICENSOR BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE

NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LICENSEE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Invesco QQQ ETF
“Invesco Capital Management LLC (“ICM”) serves as sponsor of Invesco QQQ TrustSM, Series 1 (“Invesco QQQ ETF”) and Invesco Distributors, Inc. (“IDI”), an affiliate of ICM, serves as distributor for Invesco QQQ ETF. The mark “Invesco” is the property of Invesco Holding Company Limited and is used under license. That trademark and the ability to offer a product based on Invesco QQQ ETF have been licensed for certain purposes by Midland National Life Insurance Company ( “Licensee”). Products offered by Licensee are not sponsored, endorsed, sold or promoted by ICM or Invesco Holding Company Limited, and purchasers of such products do not acquire any interest in Invesco QQQ ETF nor enter into any relationship with ICM or its affiliates. ICM makes no representations or warranties, express or implied, to the owners of any products offered by Licensee. ICM has no obligation or liability for any errors, omissions, interruptions or use of Invesco QQQ ETF or any data related thereto, or with the operation, marketing trading or sale of any products or services offered by Licensee.”
Nasdaq®, Nasdaq-100®, and QQQ®, are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Invesco Capital Management LLC and sub-licensed to Licensee. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PRODUCT(S).

APPENDIX D - FINANCIAL INTERMEDIARY VARIATIONS
[TO BE UPDATED BY AMENDMENT]
Certain Contract features described in this Prospectus may vary or may not be available through your broker-dealer. These variations are reflected in your Contract and in riders or endorsements to your Contract. This Appendix describes variations in the availability of investment options, Contract benefits, and other Contract features described in this Prospectus - including restrictions, limitations, and other variations - which may apply depending on the broker-dealer through which the Contract is sold.

Please note that there may be other variations not included in this Appendix or otherwise described in this Prospectus. Variations may be imposed by some broker-dealers without our knowledge. For example, your financial professional may not recommend a particular investment option or Contract benefit to you. The broker-dealers through which the Contract is sold are unaffiliated with us and we request and rely on information they provide to us about financial intermediary variations. We have identified all financial intermediary variations that are known to us as of the date of this Prospectus based on the information reported to us. However, because we are unaffiliated with the broker-dealers and must rely on information reported to us, we cannot obtain information about any other financial intermediary variations without unreasonable effort or expense.

You should discuss with your financial professional any limitations, restrictions, or other variations related to the investment options, Contract benefits or other Contract features available to you through your financial professional. Your financial professional may not be able to provide you with information regarding those Contract features, benefits, or options that your financial professional does not make available or recommend to you. Therefore, you may contact us directly at 1-866-747-3421.

Financial Intermediary	Variation
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]
[ ]	•[ ]

APPENDIX E – SUPERSEDED RATE SHEET SUPPLEMENT INFORMATION

GLWB Rate Sheet Supplements
There are currently no superseded GLWB Rate Sheet Supplements.

CEF Rate Sheet Supplements
There are currently no superseded CEF Rate Sheet Supplements.

The Statement of Additional Information (SAI) can provide you with more detailed information about the Contract and Midland National Life Insurance Company, including more information about commissions and distribution expenses. For more information about the Contract and/or a free copy of the SAI or prospectus, contact your registered representative or our Customer Service Center at:
Sammons Retirement Solutions
P.O. Box 9261
Des Moines, IA 50306-9261 (Regular Mail)

Sammons Retirement Solutions
8300 Mills Civic Parkway
West Des Moines, IA 50266-3833 (Overnight Mail)
Phone: (866) 747-3421
Facsimile: (866) 511-7038
E-mail: SecuritiesNB@sfgmembers.com
Reports and other information about Midland National Life Insurance Company are available on the Securities and Exchange Commission’s website at http://www.sec.gov. You may obtain copies of this information, upon your payment of a duplicating fee, by electronic request at this e-mail address: publicinfo@sec.gov.

EDGAR Contract Identifier No. [ ]

STATEMENT OF ADDITIONAL INFORMATION FOR THE
LIVEWELL ELEVATE ANNUITY CONTRACT
Flexible Premium Deferred Index-Linked Annuity Contract
Issued by
MIDLAND NATIONAL LIFE INSURANCE COMPANY
Our Customer Service Center:
P.O. Box 9261
Des Moines, IA 50306-9261
(866) 747-3421

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the LiveWell Elevate Flexible Premium Index-Linked Annuity Contract (“Contract”) issued by Midland National Life Insurance Company. You may obtain a free copy of the Prospectus dated May 1, 2027, by contacting us at our Customer Service Center using the above address and phone number. Terms used in the current Prospectus for the contract are incorporated in this document.
This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the contract.
Dated May 1, 2027

THE COMPANY
Midland National Life Insurance Company is a stock life insurance company. It was organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.” We were reincorporated as a stock life insurance company, in 1909. Our name “Midland” was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands.
We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell insurance and annuity contracts. We are engaged in a broad range of insurance and insurance-related activities.
Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

THE CONTRACT
ENTIRE CONTRACT
The entire contract between you and us consists of the contract, the attached written application and any attached endorsements, riders, and amendments.
CHANGES TO THE CONTRACT
No one has the right to change any part of the contract or to waive any of its provisions unless the change is approved in writing by one of our officers. Only our President or Secretary may modify the contract.
We may change the contract without your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the contract.
INCONTESTABILITY
We will not contest the contract.
MISSTATEMENT OF AGE OR SEX
If the age or sex of the annuitant has been misstated, we will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex.
Any underpayments made by us will be paid to the payee. Any overpayments made by us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the contract is delivered.
NON-PARTICIPATING
The contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.
MINIMUM BENEFITS
The annuity payments, surrender values and death benefit under the contract are not less than the minimum required by the laws of the state in which the contract is delivered.

OWNERSHIP
The contract belongs to you. You have all rights granted by the contract, including the right to change owners and beneficiaries, subject to the rights of:
1)    Any assignee of record with us;
2)    Any irrevocable beneficiary; and
3)    Any restricted ownership.
We must receive written notice informing us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the written notice was signed. However, we are not liable for payments made by us before we record the written notice. A change of owner may have adverse tax consequences.

ANNUITY PAYMENTS
The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the Cycle Investments.
FEDERAL TAX MATTERS [TO BE UPDATED BY AMENDMENT]
TAX-FREE EXCHANGES (SECTION 1035)
Midland National accepts premiums which are the proceeds of a contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code (“Code”).
We also accept “rollovers” from contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified contract which is eligible to “roll-over” into an IRA. The Company differentiates between non-qualified contracts and IRAs to the extent necessary to comply with federal tax laws. In all events, a tax adviser should be consulted with and relied upon before you effect an exchange or a rollover.
REQUIRED DISTRIBUTIONS
In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to provide that (a) if any owner dies on or after the annuity date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed (1) within five years after the date of that owner’s death, or (2) as Annuity payments which will begin within one year of that owner’s death and which will be made over the life of the owner’s “designated beneficiary” or over a period not extending beyond the life expectancy of that beneficiary. The owner’s “designated beneficiary” is the person to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner’s designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.
The non-qualified contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.
Other rules may apply to qualified contracts.
NON-NATURAL PERSON OWNERS
If a non-natural person (e.g., a corporation or a trust) owns a non-qualified contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year.
There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.
The tax discussion in the prospectus and herein generally applies to contracts owned by natural persons.

TAXATION OF QUALIFIED CONTRACTS
The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.
Individual Retirement Accounts and Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specific dollar amount or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income and whether the individual is a participant in a qualified plan. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1⁄2, unless certain exceptions apply.
Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other converted amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.
The Setting Every Community Up for Retirement Enhancement Act of 2019 and 2022 (collectively, the “Secure Act”) made changes to the required minimum distribution rules. Under the Secure Act, the age on which required minimum distributions generally must begin is based on the individual’s applicable age. If the individual attains (1) age 70 1/2 before 2020, the applicable age is 70 1/2; (2) age 72 during or after 2020 but before 2023, the applicable age is 72; (3) age 72 during or after 2023 and age 73 before 2033, the applicable age is 73; or (4) age 74 after 2032, the applicable age is 75.
The Secure Act also provides that for qualified contract owners who die after January 1, 2020 that any designated beneficiary who is not an “eligible designated beneficiary” must withdraw the entire account value by the end of the tenth year following the year of death. This rule applies regardless of whether required minimum distributions have begun.
DISTRIBUTION OF THE CONTRACTS
The Contracts are offered on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.
Sammons Financial Network, LLC. (“Sammons Financial Network”) serves as principal underwriter for the Contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect, wholly owned subsidiary of Sammons Enterprises, Inc. of Dallas, Texas, which in turn is the ultimate parent company of Midland National Life Insurance Company. Sammons Financial Network is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. Sammons Financial Network offers the contracts through its registered representatives. Sammons Financial Network also may enter into selling agreements with other broker-dealers (“selling firms”) and compensates them for their services. Registered representatives, who offer contracts, are appointed as insurance agents for Midland National Life Insurance Company.
We have entered into an agreement to pay a distribution allowance to Sammons Financial Network of 1.5% of total premiums received on the Contracts. The following amounts were paid to Sammons Financial Network for each of the last three fiscal years:

Fiscal Year	Aggregate Amount of Distribution Allowance paid to Sammons Financial Network *
2023	$3,724,565
2024	$8,926,126
2025	$14,171,402
*    Represents amounts paid to Sammons Financial Network for the LiveWell Variable Annuity, the LiveWell Dynamic Annuity, and the Oak Elite Advisory RILA. The entire distribution amount was retained by Sammons Financial Network each year. As of the date of this Statement of Additional Information, sales of the LiveWell Elevate RILA have not yet commenced.
Sammons Financial Network or its affiliates via expense sharing agreements will pay the advertising and sales expenses related to the distribution of the contracts.
We and/or Sammons Financial Network may pay certain selling firms additional amounts for:
•    participation in their marketing programs, which may include marketing services and increased access to their sales representatives;
•    sales promotions relating to the contracts;
•    costs associated with sales conferences and educational seminars for their sales representatives; and
•    other sales expenses incurred by them.
We may pay flat dollar amounts to certain selling firms. Our sales and marketing personnel may be permitted to attend selling firm’s annual, sales, and other conferences and/or may be given booth time, speaking time, or access to lists of the selling firm’s registered representatives.
We and/or Sammons Financial Network may make bonus payments to certain selling firms based on aggregate sales or persistency standards. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.
STATE REGULATION
Midland National is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the contracts will be modified accordingly.

FAIR VALUE FORMULAS FOR CYCLE INVESTMENTS
We compute the Cycle Investment Unit Value using the Fair Value.
For Cycle Investments with a Cap Rate Crediting Type. The Business Day’s Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding.
The Business Day Fair Value per Cycle Units outstanding equals the Cycle Investment’s Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.
The Buffer Rate does not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.
On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Cap Rate and the Buffer Rate, as applicable. As of the Cycle End Date, we compute the Cycle End Date Initial Unit Value (see B below). The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to the Cycle End Date Unit Value Cap (see C below) and the Buffer Rate (see D below).
A.    Change in the Index Value
The change in Index Value equals:
1)    The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by
2)    The last reported value of the Index on the Cycle Start Date.
B.    Cycle End Date Initial Unit Value
The Cycle End Date’s initial Unit Value equals:
1)    The initial Unit Value multiplied by
2)    One plus the Change in Index Value, computed as set forth in A above.
C.    Cycle End Date Unit Value Cap
The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.
D.    Cycle End Date Unit Value Buffer
The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If there is negative change greater than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the Initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).
For Cycle Investments with a Participation Rate Crediting Type. The Business Day’s Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding:
The Business Day Fair Value per Cycle Units outstanding equals the Cycle Investment’s Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.
The Buffer Rate does not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.
On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Participation Rate, and the Buffer Rate, as applicable. The Cycle End Date Unit Value will be determined with reference to the Participation Rate (see B below) if there is Index gain. The Cycle End Date Unit Value will equal the Initial Unit Value subject to the Cycle End Date Unit Value Buffer (see C below).
A.Change in the Index Value
The change in Index Value equals:
1)The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by
2)The last reported value of the Index on the Cycle Start Date.
B.Maturity unit value – Index gain
If the Change in Index Value, computed as set forth in A above, is greater than or equal to 0, the Cycle End Date’s Unit Value equals:
1)The initial Unit Value multiplied by
2)One plus

3)The Change in Index Value, computed as set forth in A above, multiplied by the Participation Rate.
C.Cycle End Date Unit Value Buffer
The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If the Index performance is between 0% and the Buffer Rate, then impact is 0% to Unit Value. If the Index performance is less than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the Initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).

For Cycle Investments with a Trigger Rate Crediting Type. The Cycle Business Day’s Cycle Investment Unit Value will equal the Fair Value per Cycle Values outstanding:
The Business Day Fair Value per Cycle Units outstanding equals the Cycle Investment’s Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.
The Buffer Rate does not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.
On the Cycle End Date. The Cycle End Date Unit Value will be determined with reference to the Change in the Index Value over the Cycle Term (See A below), the Trigger Point (See B below), and the Buffer Rate (see C below) if there is a negative Change in Index Value.

A.Change in the Index Value:
The Change in the Index Value equals:
1)The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.
2)The last reported Value of the Index on the Cycle Start Date.
B. Trigger Point
If the Change in Index Value, as computed in (A) above. is greater than or equal to the Trigger Point, the Cycle End Date’s Unit Value equals:
1)The Initial Cycle Investment Unit Value ($10) multiplied by
2)One plus the Trigger Rate
If the Change in the Index Value, as computed in (A) above, is less than the Trigger Point and greater than or equal to the Buffer Rate, then the Cycle End Date Unit Value equals the Initial Cycle Investment Unit Value ($10).
C. Buffer Rate
If the Change in Index Value, as computed in (A) above, is less than the Buffer Rate (i.e. is a loss greater than the Buffer Rate) then the Cycle End Date Unit Value equals
1)The Initial Unit Value ($10) multiplied by
2)One plus the quantity of the Change in Index Value minus
3)The Buffer Rate (which is a negative value).
Reporting. For each Cycle Investment in which you invest, we will make electronically available to you on each Business Day (i) the number of Cycle Investment Units credited to your Cycle Investment(s) and (ii) the Cycle Investment Unit Value on the prior Business Day.
At least once each year, we will send you a report containing information required by applicable state law and the following:
1)    The beginning date and end date for the reporting period;
2)    For each Cycle Investment in which you invested during the reporting period;
a)    The Cycle Start Date, Cycle Term, Buffer Rate, Crediting Type (i.e. Cap Rate, Participation Rate, or Trigger Rate), and the value of the Index on the Cycle Start Date, and if there was a Cycle End Date, the value of the Index on the Cycle End Date;
b)    The number of Cycle Investment Units credited to the Contract (i) at the beginning of the reporting period, and (ii) on the Business Day immediately prior to the date of the report;
c)    The number of Cycle Investment Units redeemed and the Cycle Investment Unit Value in connection with each withdrawal made during the current reporting period;
d)    The Cycle Investment Unit Value (i) at the beginning of the reporting period, and (ii) on the Business Day immediately prior to the date of the report;
3)    The Index price for each Cycle Investment on the Cycle Start Date and, at the end of the current report period.
We have contracted with S&P Global Market Intelligence, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit each Business Day during a Cycle Term. The Fair Value reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate/Participation Rate/Trigger Rate and subject to the Buffer Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates, dividend yield on the index, changes in index level, and the time remaining until the Cycle End Date. Each of these factors is included in the applicable formulas for the Cycle Investment set forth below. The Fair Value is determined using these formulas which are based on the economic value of hypothetical investments at the time of the valuation designed to match the Cycle Investment Value at the Cycle End Date.
The value of each of these financial instruments is determined by the Fair Value Calculation Agent using standard financial industry calculations. The call and put options are all valued using the Black-Scholes option valuation formula. The value of the zero-coupon bond is determined by a present value of the maturity value at an applicable interest rate. For the derivatives valuation we use a proxy risk-free interest rate (currently SOFR Rates). The bond discount rate is a proxy for the appropriate credit rate (currently SPGI US Corporates BBB Sector Bid Yields Curve plus a spread).

Calculation of Fair Value for Cycle Investments with a Cap Rate:
The Fair Value Calculation Agent uses four hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:
1)    A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;
2)    An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;
3)    An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), less;
4)    An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Buffer Rate (which is a negative number)).

The formulas for the above components are:
1)    Zero coupon bond = (Maturity Value) / [(1 + d)^T]
Whereas; d = the discount rate for term T (prevailing rate, currently SPGI US Corporates BBB Sector Bid Yields Curve plus a spread, for term T) and T = time until Cycle End Date
2)    Black-Scholes formula for a call option = Ste-yTN(d1) – Ke-rTN(d2); where
d1 = [ln(St/K) + (r—y + σ2/2)T] / σ√T
d2 = d1 – σ√T

Below are the inputs to calculate the at-the-money call option:
St = the index level at the time of the valuation
S0 = the starting index level
K= strike price which is equal to S0
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield on the index
y = dividend yield
T = time until Cycle End Date
σ = volatility of an at-the-money call option on the index that reflects the moneyness and term T at the time of the valuation
3)    Black-Scholes formula for a call option = Ste-yTN(d1) – Ke-rTN(d2); where
d1 = [ln(St/K) + (r—y + σ2/2)T] / σ√T
d2 = d1 – σ√T

Below are the inputs to calculate the out-of-the-money call option:
St = the index level at the time of the valuation
S0 = the starting index level
K= strike price which is equal to S0(1 + Cap Rate)
N(x) = is cumulative probability function for the standard normal distribution

r = risk free rate for term T less the annual dividend yield on the index
y = dividend yield
T = time until Cycle End Date
σ = volatility of an out-of-the-money call option on the index that reflects the moneyness and term T at the time of the valuation
4)    Black-Scholes formula for a put option = Ke-rTN(-d2) – Ste-yTN(-d1); where
d1 = [ln(St/K) + (r—y + σ2/2)T] / σ√T
d2 = d1 – σ√T
Below are the inputs to calculate the out-of-the-money put option:
St = the index level at the time of the valuation
S0 = the starting index level
K= strike price which is equal to S0 * (1 + Buffer Rate(which is a negative number))
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield on the index
y = dividend yield
T = time until Cycle End Date
σ = volatility of an out-the-money put option on the index that reflects the moneyness and term T at the time of the valuation

Calculation of Fair Value for Cycle Investments with a Participation Rate:
The Fair Value Calculation Agent uses three hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:
1)    A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;
2)    An at-the-money call option for an amount equal to the Participation Rate. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;
3)    An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Buffer Rate (which is a negative number)).
The formulas for the above components are:
1)    Zero coupon bond = (Maturity Value) / [(1 + d)^T]
Whereas; d = the discount rate for term T (prevailing rate, currently SPGI US Corporates BBB Sector Bid Yields Curve plus a spread, for term T) and T = time until Cycle End Date
2)    Black-Scholes formula for a call option times the Participation Rate = (Ste-yTN(d1) – Ke-rTN(d2)) * (Participation Rate);
where d1 = [ln(St/K) + (r—y + σ2/2)T] / σ√T
d2 = d1 – σ√T

Below are the inputs to calculate the at-the-money-call option:
St = the index level at the time of the valuation
S0 = the starting index level
K= strike price which is equal to S0
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield on the index
y = dividend yield
T = time until Cycle End Date
σ = volatility of an at-the-money call option on the index that reflects the moneyness and term T at the time of the valuation
3)    Black-Scholes formula for a put option = Ke-rTN(-d2) – Ste-yTN(-d1); where
d1 = [ln(St/K) + (r—y + σ2/2)T] / σ√T
d2 = d1 – σ√T

Below are the inputs to calculate the out-of-the-money put option:

St = the index level at the time of the valuation
S0 = the starting index level
K= strike price which is equal to S0 * (1 + Buffer Rate (which is a negative number))
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield on the index
y = dividend yield
T = time until Cycle End Date
σ = volatility of an out-of-the-money put option on the index that reflects the moneyness and term T at the time of the valuation

Calculation of Fair Value for Cycle Investments with a Trigger Rate:
The Fair Value Calculation Agent uses three hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:
1)    A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;
2)    A binary call option multiplied by the Trigger Rate. The binary call option pays out $1 if the price of the Index at the Cycle End date is greater than or equal to the strike price which equals the price of the Index on the Cycle Start Date multiplied by (1 + Trigger Point (which may be a negative number)),less;
3)    An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Buffer Rate (which is a negative number)).

The formulas for the above components are:
1)    Zero coupon bond = (Maturity Value) / [(1 + d)^T]
Whereas; d = the discount rate for term T (prevailing rate, currently SPGI US Corporates BBB Sector Bid Yields Curve plus a spread, for term T) and T = time until Cycle End Date
2) Black-Scholes-Merton formula for a binary call option times the Trigger Rate = e-rTN(d2) * (Trigger Rate); where
d1 = [ln(St/K) + (r – y + σ2/2)T] / σ√T
d2 = d1 – σ√T

Below are the inputs to calculate the at-the-money binary call option:
St = the index level at the time of the valuation
S0 = the starting index level
K= strike price which is equal to S0 * (1 + Trigger Point)
N(x) = is cumulative probability function for the standard normal distribution
r = continuous risk free rate for term T
y = dividend yield
T = time until Cycle End Date
σ = volatility of call option on the index for the moneyness at time of valuation

3)    Black-Scholes formula for a put option = Ke-rTN(-d2) – Ste-yTN(-d1); where
d1 = [ln(St/K) + (r—y + σ2/2)T] / σ√T
d2 = d1 – σ√T

Below are the inputs to calculate the out-of-the-money put option:
St = the index level at the time of the valuation
S0 = the starting index level
K= strike price which is equal to S0 * (1 + Buffer Rate (which is a negative number))
N(x) = is cumulative probability function for the standard normal distribution
r = risk free rate for term T less the annual dividend yield on the index
y = dividend yield

T = time until Cycle End Date
σ = volatility of an out-of-the-money put option on the index that reflects the amount of the Buffer rate on the index for the moneyness at the time of the valuation

The following examples illustrate the Fair Value calculation if the Index performance increases or decreases at various times during the Cycle Term. The examples are perfumed on a unit value basis with a starting unit value of $10. The examples also show the impact of surrender charges upon a full withdrawal from the Cycle Investment assuming no prior withdrawals.
EXAMPLES
Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -20% Buffer; Cap Rate.

Component	6-Year Cycle; -20% Buffer	6-Year Cycle; -20% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	200%	200%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.10	$9.79
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.48	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.63	$1.88
5) Fair Value {1) + 2) - 3) - 4)}	$6.94	$7.91
Percentage Change in Contract Value as a result of Fair Value adjustment	-30.61%	-20.85%
Surrender Charge	$0.42	$0.21
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$6.52	$7.71

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.10	$9.79
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.90	$0.26
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.72	$0.18
5) Fair Value {1) + 2) - 3) - 4)}	$9.28	$9.87
Percentage Change in Contract Value as a result of Fair Value adjustment	-7.18%	-1.27%
Surrender Charge	$0.58	$0.27
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$8.70	$9.61

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.10	$9.79
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.28	$1.39
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.42	$0.01
5) Fair Value {1) + 2) - 3) - 4)}	$10.95	$11.16
Percentage Change in Contract Value as a result of Fair Value adjustment	9.55%	11.62%
Surrender Charge	$0.70	$0.30
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.26	$10.86

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.10	$9.79
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$5.70	$4.16
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.19	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$13.60	$13.95

Component	6-Year Cycle; -20% Buffer	6-Year Cycle; -20% Buffer
Percentage Change in Contract Value as a result of Fair Value adjustment	36.01%	39.52%
Surrender Charge	$0.88	$0.39
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$12.72	$13.56

Input Values used above as follows
Bond discount rate	4.31%	4.31%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.82%	4.82%
ATM Call volatility	21.83%	21.83%
OTM Call volatility	8.50%	8.50%
OTM Put volatility	24.28%	24.28%
Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -30% Buffer; Cap Rate.

Component	6-Year Cycle; -30% Buffer	6-Year Cycle; -30% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Cap Rate	80%	80%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.24	$9.81
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.48	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.20	$1.02
5) Fair Value {1) + 2) - 3) - 4)}	$7.51	$8.78
Percentage Change in Contract Value as a result of Fair Value adjustment	-24.90%	-12.15%
Surrender Charge	$0.46	$0.23
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$7.05	$8.55

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.24	$9.81
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.90	$0.26
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.09	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.51	$0.04
5) Fair Value {1) + 2) - 3) - 4)}	$9.54	$10.02
Percentage Change in Contract Value as a result of Fair Value adjustment	-4.62%	0.21%
Surrender Charge	$0.60	$0.27
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$8.94	$9.75

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.24	$9.81
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$3.28	$1.39
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.37	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.29	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$10.85	$11.19
Percentage Change in Contract Value as a result of Fair Value adjustment	8.52%	11.92%
Surrender Charge	$0.69	$0.31
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.16	$10.89

Component	6-Year Cycle; -30% Buffer	6-Year Cycle; -30% Buffer
Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.24	$9.81
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$5.70	$4.16
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$1.35	$0.01
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.14	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$12.45	$13.96
Percentage Change in Contract Value as a result of Fair Value adjustment	24.47%	39.61%
Surrender Charge	$0.80	$0.39
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$11.65	$13.57

Input Values used above as follows
Bond discount rate	3.95%	3.95%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.82%	4.82%
ATM Call volatility	21.83%	21.83%
OTM Call volatility	14.81%	14.81%
OTM Put volatility	25.75%	25.75%
 Examples Fair Value Per Cycle Investment Unit: 3-Year Cycle; -10% Buffer; Cap Rate.

Component	3-Year Cycle; -10% Buffer	3-Year Cycle; -10% Buffer
Cycle Term (in months)	36	36
Valuation Date (months since Cycle Start Date)	12	30
Cap Rate	100%	100%
Time to End Date (in months)	24	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.17	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.05	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$2.48	$2.83
5) Fair Value {1) + 2) - 3) - 4)}	$6.74	$6.96
Percentage Change in Contract Value as a result of Fair Value adjustment	-32.61%	-30.43%
Surrender Charge	$0.40	$0.36
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$6.34	$6.60

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.17	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.87	$0.22
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.77	$0.47
5) Fair Value {1) + 2) - 3) - 4)}	$9.26	$9.53
Percentage Change in Contract Value as a result of Fair Value adjustment	-7.38%	-4.69%
Surrender Charge	$0.58	$0.51
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$8.68	$9.02

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.17	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$2.13	$1.35
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00

Component	3-Year Cycle; -10% Buffer	3-Year Cycle; -10% Buffer
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.30	$0.05
5) Fair Value {1) + 2) - 3) - 4)}	$11.00	$11.08
Percentage Change in Contract Value as a result of Fair Value adjustment	9.96%	10.78%
Surrender Charge	$0.70	$0.60
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.30	$10.47

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.17	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.69	$4.16
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.07	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.07	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$13.72	$13.94
Percentage Change in Contract Value as a result of Fair Value adjustment	37.17%	39.40%
Surrender Charge	$0.89	$0.78
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$12.83	$13.16

Input Values used above as follows
Bond discount rate	4.45%	4.45%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.79%	4.79%
ATM Call volatility	20.10%	20.10%
OTM Call volatility	12.90%	12.90%
OTM Put volatility	21.87%	21.87%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -10% Buffer; Cap Rate.

Component	1-Year Cycle; -10% Buffer	1-Year Cycle; -10% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	16%	16%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.67	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.00	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$2.74	$2.94
5) Fair Value {1) + 2) - 3) - 4)}	$6.93	$6.99
Percentage Change in Contract Value as a result of Fair Value adjustment	-30.70%	-30.12%
Surrender Charge	$0.47	$0.48
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$6.46	$6.51

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.67	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.30	$0.03
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.02	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.56	$0.28
5) Fair Value {1) + 2) - 3) - 4)}	$9.40	$9.68
Percentage Change in Contract Value as a result of Fair Value adjustment	-6.04%	-3.23%

Component	1-Year Cycle; -10% Buffer	1-Year Cycle; -10% Buffer
Surrender Charge	$0.67	$0.69
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$8.72	$8.98

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.67	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.47	$1.08
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.43	$0.07
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.11	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$10.61	$10.94
Percentage Change in Contract Value as a result of Fair Value adjustment	6.06%	9.40%
Surrender Charge	$0.77	$0.80
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.84	$10.14

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.67	$9.93
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.24	$4.05
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$2.72	$2.46
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.00	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$11.19	$11.52
Percentage Change in Contract Value as a result of Fair Value adjustment	11.86%	15.21%
Surrender Charge	$0.81	$0.84
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.37	$10.68

Input Values used above as follows
Bond discount rate	4.10%	4.10%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.54%	4.54%
ATM Call volatility	17.57%	17.57%
OTM Call volatility	13.89%	13.89%
OTM Put volatility	20.98%	20.98%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -10% Buffer; Participation Rate.

Component	6-Year Cycle; -10% Buffer	6-Year Cycle; -10% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Participation Rate	110%	110%
Cap Rate	Uncapped	Uncapped
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.02	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$0.52	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$2.14	$2.83
4) Fair Value {1) + 2) - 3)}	$6.41	$6.95
Percentage Change in Contract Value as a result of Fair Value adjustment	-35.94%	-30.46%
Surrender Charge	$0.38	$0.18
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$6.03	$6.78

Component	6-Year Cycle; -10% Buffer	6-Year Cycle; -10% Buffer
Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.02	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$2.09	$0.28
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.98	$0.50
4) Fair Value {1) + 2) - 3)}	$9.13	$9.57
Percentage Change in Contract Value as a result of Fair Value adjustment	-8.66%	-4.35%
Surrender Charge	$0.57	$0.26
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$8.56	$9.31

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.02	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$3.61	$1.52
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.58	$0.07
4) Fair Value {1) + 2) - 3)}	$11.05	$11.24
Percentage Change in Contract Value as a result of Fair Value adjustment	10.45%	12.41%
Surrender Charge	$0.70	$0.31
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.34	$10.93

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.02	$9.78
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$6.27	$4.58
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.27	$0.00
4) Fair Value {1) + 2) - 3)}	$14.02	$14.36
Percentage Change in Contract Value as a result of Fair Value adjustment	40.20%	43.58%
Surrender Charge	$0.91	$0.40
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$13.11	$13.96

Input Values used above as follows
Bond discount rate	4.51%	4.51%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.82%	4.82%
ATM Call volatility	21.83%	21.83%
OTM Put volatility	23.00%	23.00%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -30% Buffer; Cap Rate.

Component	1-Year Cycle; -30% Buffer	1-Year Cycle; -30% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Cap Rate	8%	8%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.00	$0.00
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.00	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.14	$1.00
5) Fair Value {1) + 2) - 3) - 4)}	$8.56	$8.94
Percentage Change in Contract Value as a result of Fair Value adjustment	-14.40%	-10.58%

Component	1-Year Cycle; -30% Buffer	1-Year Cycle; -30% Buffer
Surrender Charge	$0.60	$0.64
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$7.96	$8.31

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$0.30	$0.03
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.08	$0.00
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.15	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$9.77	$9.96
Percentage Change in Contract Value as a result of Fair Value adjustment	-2.31%	-0.41%
Surrender Charge	$0.70	$0.72
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.07	$9.24

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$1.47	$1.08
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$0.85	$0.41
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.03	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$10.29	$10.61
Percentage Change in Contract Value as a result of Fair Value adjustment	2.88%	6.09%
Surrender Charge	$0.74	$0.77
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.54	$9.84

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical at-the-money call option (ATM Call)	$4.24	$4.05
3) Fair Value of hypothetical out-of-the-money call option (OTM Call)	$3.47	$3.25
4) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.00	$0.00
5) Fair Value {1) + 2) - 3) - 4)}	$10.46	$10.73
Percentage Change in Contract Value as a result of Fair Value adjustment	4.63%	7.33%
Surrender Charge	$0.76	$0.78
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.71	$9.95

Input Values used above as follows
Bond discount rate	3.76%	3.76%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.54%	4.54%
ATM Call volatility	17.57%	17.57%
OTM Call volatility	14.74%	14.74%
OTM Put volatility	28.69%	28.69%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -20% Buffer; Trigger Rate, 0% Trigger Point.

Component	1-Year Cycle; -20% Buffer	1-Year Cycle; -20% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Trigger Rate	10%	10%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$0.00	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.86	$1.95
4) Fair Value {1) + 2) - 3)}	$7.85	$7.99
Percentage Change in Contract Value as a result of Fair Value adjustment	-21.52%	-20.13%
Surrender Charge	$0.55	$0.56
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$7.30	$7.43

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$0.28	$0.08
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.29	$0.04
4) Fair Value {1) + 2) - 3)}	$9.69	$9.97
Percentage Change in Contract Value as a result of Fair Value adjustment	-3.09%	-0.28%
Surrender Charge	$0.70	$0.72
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.00	$9.25

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$0.73	$0.91
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.05	$0.00
4) Fair Value {1) + 2) - 3)}	$10.38	$10.85
Percentage Change in Contract Value as a result of Fair Value adjustment	3.77%	8.48%
Surrender Charge	$0.75	$0.79
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.63	$10.06

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.70	$9.94
2) Fair Value of hypothetical in-the-money binary call option (Binary ITM Call)	$0.95	$0.99
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.00	$0.00
4) Fair Value {1) + 2) - 3)}	$10.65	$10.93
Percentage Change in Contract Value as a result of Fair Value adjustment	6.51%	9.33%
Surrender Charge	$0.77	$0.79
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.88	$10.14

Input Values used above as follows
Bond discount rate	3.66%	3.66%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.54%	4.54%
ATM Call volatility	17.57%	17.57%
OTM Put volatility	24.58%	24.58%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -20% Buffer; Trigger Rate, -20% Trigger Point.

Component	1-Year Cycle; -20% Buffer	1-Year Cycle; -20% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Trigger Rate	8%	8%
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.61	$9.92
2) Fair Value of hypothetical in-the-money binary call option (Binary ITM Call)	$0.08	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.86	$1.95
4) Fair Value {1) + 2) - 3)}	$7.83	$7.97
Percentage Change in Contract Value as a result of Fair Value adjustment	-21.68%	-20.30%
Surrender Charge	$0.55	$0.56
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$7.29	$7.41

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.61	$9.92
2) Fair Value of hypothetical in-the-money binary call option (Binary ITM Call)	$0.54	$0.70
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.29	$0.04
4) Fair Value {1) + 2) - 3)}	$9.86	$10.58
Percentage Change in Contract Value as a result of Fair Value adjustment	-1.35%	5.76%
Surrender Charge	$0.71	$0.77
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.16	$9.81

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.61	$9.92
2) Fair Value of hypothetical in-the-money binary call option (Binary ITM Call)	$0.71	$0.79
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.05	$0.00
4) Fair Value {1) + 2) - 3)}	$10.27	$10.71
Percentage Change in Contract Value as a result of Fair Value adjustment	2.69%	7.14%
Surrender Charge	$0.74	$0.78
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.53	$9.94

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.61	$9.92
2) Fair Value of hypothetical in-the-money binary call option (Binary ITM Call)	$0.77	$0.79
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.00	$0.00
4) Fair Value {1) + 2) - 3)}	$10.37	$10.72
Percentage Change in Contract Value as a result of Fair Value adjustment	3.74%	7.15%
Surrender Charge	$0.75	$0.78
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.62	$9.94

Input Values used above as follows
Bond discount rate	4.88%	4.88%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.54%	4.54%
ITM Call volatility	24.58%	24.58%
OTM Put volatility	24.58%	24.58%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -10% Buffer; Trigger Rate, 0% Trigger Point.

Component	6-Year Cycle; -10% Buffer	6-Year Cycle; -10% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Trigger Rate	60%	60%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.54	$9.84
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$0.84	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$2.14	$2.83
4) Fair Value {1) + 2) - 3)}	$7.25	$7.02
Percentage Change in Contract Value as a result of Fair Value adjustment	-27.53%	-29.81%
Surrender Charge	$0.50	$0.48
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$6.75	$6.54

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.54	$9.84
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$2.20	$1.52
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.98	$0.50
4) Fair Value {1) + 2) - 3)}	$9.76	$10.87
Percentage Change in Contract Value as a result of Fair Value adjustment	-2.44%	8.68%
Surrender Charge	$0.70	$0.79
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.06	$10.08

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.54	$9.84
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$2.96	$4.36
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.58	$0.07
4) Fair Value {1) + 2) - 3)}	$10.92	$14.14
Percentage Change in Contract Value as a result of Fair Value adjustment	9.23%	41.39%
Surrender Charge	$0.79	$1.05
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.13	$13.09

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.54	$9.84
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$3.75	$5.78
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.27	$0.00
4) Fair Value {1) + 2) - 3)}	$12.02	$15.62
Percentage Change in Contract Value as a result of Fair Value adjustment	20.25%	56.25%
Surrender Charge	$0.88	$1.17
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$11.14	$14.45

Input Values used above as follows
Bond discount rate	3.21%	3.21%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.82%	4.82%
ATM Call volatility	21.83%	21.83%
OTM Put volatility	23.00%	23.00%

Examples Fair Value Per Cycle Investment Unit: 6-Year Cycle; -20% Buffer; Trigger Rate, 0% Trigger Point.

Component	6-Year Cycle; -20% Buffer	6-Year Cycle; -20% Buffer
Cycle Term (in months)	72	72
Valuation Date (months since Cycle Start Date)	12	66
Trigger Rate	50%	50%
Time to End Date (in months)	60	6

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.73	$9.87
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$0.70	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$1.63	$1.88
4) Fair Value {1) + 2) - 3)}	$7.80	$7.99
Percentage Change in Contract Value as a result of Fair Value adjustment	-21.99%	-20.09%
Surrender Charge	$0.54	$0.56
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$7.26	$7.43

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.73	$9.87
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$1.83	$1.27
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.72	$0.18
4) Fair Value {1) + 2) - 3)}	$9.84	$10.96
Percentage Change in Contract Value as a result of Fair Value adjustment	-1.57%	9.59%
Surrender Charge	$0.71	$0.80
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$9.14	$10.16

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.73	$9.87
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$2.47	$3.63
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.42	$0.01
4) Fair Value {1) + 2) - 3)}	$10.78	$13.48
Percentage Change in Contract Value as a result of Fair Value adjustment	7.81%	34.85%
Surrender Charge	$0.78	$1.00
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.00	$12.49

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$8.73	$9.87
2) Fair Value of hypothetical at-the-money binary call option (Binary ATM Call)	$3.13	$4.82
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.19	$0.00
4) Fair Value {1) + 2) - 3)}	$11.67	$14.68
Percentage Change in Contract Value as a result of Fair Value adjustment	16.66%	46.84%
Surrender Charge	$0.85	$1.09
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.81	$13.59

Input Values used above as follows
Bond discount rate	2.75%	2.75%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.82%	4.82%
ATM Call volatility	21.83%	21.83%
OTM Put volatility	24.28%	24.28%

Examples Fair Value Per Cycle Investment Unit: 1-Year Cycle; -5% Buffer; Participation Rate.

Component	1-Year Cycle; -5% Buffer	1-Year Cycle; -5% Buffer
Cycle Term (in months)	12	12
Valuation Date (months since Cycle Start Date)	2	10
Participation Rate	100%	100%
Cap Rate	Uncapped	Uncapped
Time to End Date (in months)	10	2

Assuming Change in Index Value -40% (for example from 1,000 to 600)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.62	$9.92
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$0.00	$0.00
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$3.21	$3.44
4) Fair Value {1) + 2) - 3)}	$6.40	$6.48
Percentage Change in Contract Value as a result of Fair Value adjustment	-35.97%	-35.19%
Surrender Charge	$0.38	$0.16
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$6.03	$6.32

Assuming Change in Index Value -10% (for example from 1,000 to 900)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.62	$9.92
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$0.30	$0.03
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.76	$0.57
4) Fair Value {1) + 2) - 3)}	$9.16	$9.38
Percentage Change in Contract Value as a result of Fair Value adjustment	-8.42%	-6.18%
Surrender Charge	$0.57	$0.25
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$8.59	$9.13

Assuming Change in Index Value +10% (for example from 1,000 to 1,100)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.62	$9.92
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$1.47	$1.08
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.15	$0.01
4) Fair Value {1) + 2) - 3)}	$10.94	$10.99
Percentage Change in Contract Value as a result of Fair Value adjustment	9.38%	9.94%
Surrender Charge	$0.70	$0.30
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$10.24	$10.69

Assuming Change in Index Value +40% (for example from 1,000 to 1,400)
1) Fair Value hypothetical zero coupon bond (Bond)	$9.62	$9.92
2) Fair Value of hypothetical at-the-money call option (ATM Call) * Participation %	$4.24	$4.05
3) Fair Value of hypothetical out-of-the-money put option (OTM Put)	$0.01	$0.00
4) Fair Value {1) + 2) - 3)}	$13.85	$13.97
Percentage Change in Contract Value as a result of Fair Value adjustment	38.51%	39.70%
Surrender Charge	$0.90	$0.39
Withdrawal Amount Received After Fair Value adjustment and Surrender Charge	$12.95	$13.58

Input Values used above as follows
Bond discount rate	4.80%	4.80%
Annual dividend yield	1.13%	1.13%
Risk free rate	4.54%	4.54%
ATM Call volatility	17.57%	17.57%
OTM Put volatility	19.26%	19.26%

CYCLE INVESTMENT UNIT VALUE EXAMPLES
For each active Cycle Investment, the Cycle Investment Unit Value will be calculated on each Business Day based on each (A) Cycle Investment’s Fair Value as determined by the Fair Value Calculation Agent; (B) the number of Cycle Investment units held; and (C) the Buffer Rate applicable to the Cycle Investment.
FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND CAP RATE:
Start Date
The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.
During the Cycle Term
Each Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the Cycle Investment Unit Value based on the Fair Value
Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent. This is equivalent to the Fair Value / number of Cycle Investment Units
Example 1:A Cycle Investment that is 150 days since the Cycle Start Date, has a 3 year Cycle Term, a 35% Cap Rate, a Fair Value of $1,250,000, and the current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50
Cycle Investment Unit Value = $12.50.
Example 2:A Cycle Investment that is 150 days since the Cycle Start Date, has a 3 year Cycle Term, a 35% Cap Rate, a Fair Value of $490,000 and the current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $490,000 / 100,000 = $4.90
Cycle Investment Unit Value = $4.90.
During the Cycle Term prior to the Cycle End Date, no Buffer Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate protection.
Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.
(A)    The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.
(B)    The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).
(C)    Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).
Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.
(A)    The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.
(B)    The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.
(C)    The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.
On the Cycle End Date for Cycle Investments with a Buffer Rate and a Cap Rate
The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and for losses that occur in excess of the Cycle End Date Unit Value Buffer (see E below).
(A)    Initial Cycle Investment Unit Value:
1.    The Initial Cycle Investment Unit Value = $10

(B)    Change in the Index Value:
The Change in the Index Value equals:
1.    The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.
2.    The last reported Value of the Index on the Cycle Start Date.
(C)    Cycle End Date initial Unit Value
The Cycle End Date’s initial Unit Value equals:
1.    The Initial Unit Value multiplied by
2.    One plus the Change in Index Value, computed as set forth in (B) above.
(D)    Cycle End Date Unit Value Cap
The Cycle End Date’s Unit Value Cap equals the Initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.
(E)    Cycle End Date Unit Value Buffer
If the Change in Index Value, as computed in (B) above, is greater than or equal to the Cycle Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Cycle Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.
(F)    Maturity Unit Value
Cycle Investment Unit Value is the greater of (i) (E); or (ii) the lesser of (C) and (D).
Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.
(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (950 – 1,000)/1,000 = -5.0%
(C) Cycle End Date initial Unit Value = $10 x (1+-5.0%) = $9.50
(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00
(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.
Cycle Investment Unit Value = Greater of $10.00 versus Min{$9.50 , $12.00}, which is $10.00.
Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00
(B) Change in Index Value = (800 – 1,000)/1,000 = -20.0%
(C) Cycle End Date Initial Unit Value = $10 x (1+-20.0%) = $8.00
(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00
(E) Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% - -10%) = $9.00.
Cycle Investment Unit Value = Greater of $9.00 versus Min{$8.00 , $12.00}, which is $9.00.
Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Cycle Investment Unit Value = $10.00
(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%
(C) Cycle End Date Initial Unit Value = $10 x (1+10.0%) = $11.00
(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00
(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 10% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.
Cycle Investment Unit Value = Greater of $10.00 versus Min{$11.00 , $12.00}, which is $11.00.
Example 4: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00
(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50.0%

(C) Cycle End Date Initial Unit Value = $10 x (1+50.0%) = $15.00
(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00
(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 50% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.
Cycle Investment Unit Value = Greater of $10.00 versus Min{$15.00, $12.00}, which is $12.00.
The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).
Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.
FOR CYCLE INVESTMENTS WITH A BUFFER RATE AND A PARTICIPATION RATE:
Start Date
The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.
During the Cycle Term
Each Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the Cycle Investment Unit Value based on the Fair Value
Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.
This is equivalent to the Fair Value / number of Cycle Investment Units.
Example 1: A Cycle Investment that is 150 days since the Cycle Start Date has a 6-year Cycle Term, an 80% Participation Rate, a Fair Value of $1,150,000, and current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,150,000 / 100,000 = $11.50 Cycle Investment Unit Value = $11.50
Example 2: A Cycle Investment that is 150 days since the Start Date has a 6-year Cycle Term, an 110% Participation Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00
Cycle Investment Unit Value = $9.00
During the Cycle Term prior to the Cycle End Date, no Buffer Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate protection.
Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.
A.The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.
B.The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).
C.Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).
Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.
A.The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.
B.The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.
C.The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

On the Cycle End Date

The Cycle End Date Unit Value will be determined with reference to the Participation Rate (See C below) if there is Index gain and will equal the Initial Unit Value subject to losses that occur in excess of the Cycle End Date Unit Value Buffer (see D below) if there is Index loss.
A.Initial Cycle Investment Unit Value:
1.The Initial Cycle Investment Unit Value = $10
B.Change in the Index Value:
The Change in the Index Value equals:
1.The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.
2.The last reported Value of the Index on the Cycle Start Date.
C.Maturity unit value – Index Gain
If the Change in Index Value, computed as set forth in (B) above is greater than or equal to zero, the Cycle End Date’s Unit Value equals:
1.The Initial Unit Value multiplied by
2.One plus
3.The Change in Index Value, computed as set forth in (B) above, multiplied by the Participation Rate.
D.Cycle End Date Unit Value Buffer
If the Change in Index Value, as computed in (B) above, is greater than or equal to the Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.
E.Maturity unit value – Index Loss
If the Change in Index Value is less than zero, the Cycle End Date’s Unit Value is subject to (D).

Example 1: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.
A.Initial Cycle Investment Unit Value = $10.00
B.Change in Index Value = (950 – 1,000)/1,000 = -5.0%
C.Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than 0
D.Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.
Cycle Investment Unit Value = Cycle End Date Unit Value Buffer computed as set forth in (D) above, which is $10.00.

Example 2: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.
A.Initial Unit Value = $10.00
B.Change in Index Value = (800 – 1,000)/1,000 = -20.0%
C.Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than 0
D.Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% — 10%) = $9.00.
Cycle Investment Unit Value = Cycle End Date Unit Value Buffer computed as set forth in (D) above, which is $9.00.

Example 3: A Cycle Investment matures, the Participation Rate is 80%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.
A.Initial Cycle Investment Unit Value = $10.00
B.Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%
C.Cycle End Date Unit Value Buffer = $10 × (1+80%*10.0%) = $10.80

D.Is not applicable in this example because the Change in Index Value computed in (B) above is greater than 0

Cycle Investment Unit Value =$10.80 as computed in (C), since the Change in Index Value, as computed in (B) above, is greater than 0.
The value of investment in a Cycle on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).
Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.

FOR CYCLE INVESTMENTS WITH A TRIGGER RATE AND A BUFFER RATE
Start Date
The Initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.
During the Cycle Term
Each Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the Cycle Investment Unit
Value based on the Fair Value
Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.
This is equivalent to the Fair Value / number of Cycle Investment Units.
Example 1: A Cycle Investment that is 150 days since the Cycle Start Date has a 1-year Cycle Term, an 8% Trigger Rate, a -20% Buffer Rate, a 0% Trigger Point, a Fair Value of $1,050,000, and current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,050,000 / 100,000 = $10.50 Cycle Investment Unit Value = $10.50
Example 2: A Cycle Investment that is 150 days since the Cycle Start Date has a 1-year Cycle Term, an 8% Trigger Rate, a -20% Buffer, a 0% Trigger Point, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00
Cycle Investment Unit Value = $9.00
Example 3: A Cycle Investment that is 150 days since the Cycle Start Date has a 1-year Cycle Term, an 5% Trigger Rate, a -20% Buffer, a -20% Trigger Point, a Fair Value of $1,040,000, and current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $1,040,000 / 100,000 = $10.40
Cycle Investment Unit Value = $10.40
Example 4: A Cycle Investment that is 150 days since the Cycle Start Date has a 1-year Cycle Term, an 5% Trigger Rate, a -20% Buffer, a -20% Trigger Point, a Fair Value of $980,000, and current number of Cycle Investment Units of 100,000.
The fair value per Cycle Units outstanding = Fair Value / number of Cycle Investment Units = $980,000 / 100,000 = $9.80
Cycle Investment Unit Value = $9.80
During the Cycle Term prior to the Cycle End Date, the Buffer Rate does not apply. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate protection.
Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.
A.The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.
B.The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).
C.Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).
Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.
A.The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

B.The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.
C.The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

On the Cycle End Date
The Cycle End Date Unit Value will be determined with reference to the Change in the Index Value over the Cycle Term (See B below), the Trigger Point (See C below), and the Buffer Rate (see D below) if there is a negative Change in Index Value.
A.Initial Cycle Investment Unit Value:
1.The Initial Cycle Investment Unit Value = $10
B. Change in the Index Value:
The Change in the Index Value equals:
1.The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.
2.The last reported Value of the Index on the Cycle Start Date.
C. Trigger Point
If the Change in Index Value, as computed in (B) above. is greater than or equal to the Trigger Point, the Cycle End Date’s Unit Value equals:
1.The Initial Unit Value multiplied by
2.One plus the Trigger Rate
If the Change in the Index Value, as computed in (B) above, is less than the Trigger Point and greater than or equal to the Buffer Rate, then the Cycle End Date Unit Value equals:
1.The Initial Cycle Investment Unit Value ($10).
D. Buffer Rate
1.If the Change in Index Value, as computed in (B) above, is less than the Buffer Rate (i.e. is a loss greater than the Buffer Rate) then the Cycle End Date Unit Value equals
2.The Initial Unit Value ($10) multiplied by
3.One plus the quantity of the Change in Index Value minus
4.The Buffer Rate (which is a negative value).

Example 1: A Cycle Investment matures, the Trigger Rate is 8%, the Trigger Point is 0%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -20%.
A.Initial Cycle Investment Unit Value = $10.00
B.Change in Index Value = (950 – 1,000)/1,000 = -5.0%
C.Cycle End Date Unit Value = $10, because the Change in Index Value is greater than the Buffer Rate (-20%), but less than the Trigger Point (0%).
D.Is not applicable in this example because the Change in Index Value of -5.0% is greater than Buffer Rate of -20%.
Cycle Investment Unit Value, as computed in (C) above, is $10.00.

Example 2: A Cycle Investment matures, the Trigger Rate 8%, the Trigger Point is 0%, Index Value on the Cycle End Date is 750, Index Value on the Start Date is 1,000, and the Buffer Rate is -20%.
A.Initial Unit Value = $10.00
B.Change in Index Value = (750 – 1,000)/1,000 = -25.0%
C.Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than the Buffer Rate.
D.Cycle End Date Unit Value = $9.50, because the Change in Index Value of -25.0% is less than the Buffer Rate of -20%, the Cycle End Date Unit Value is $10 * (1 + -25% — 20%) = $9.50.
Cycle Investment Unit Value, as computed in (D) above, is $9.50.

Example 3: A Cycle Investment matures, the Trigger Rate is 8%, Trigger Point is 0%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -20%.
A.Initial Cycle Investment Unit Value = $10.00
B.Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%
C.Cycle End Date Unit Value = $10 × (1+8%) = $10.80, because the Change in Index Value in (B) above is greater than the Trigger Point.
D.Is not applicable in this example because the Change in Index Value computed in (B) above is greater than 0
Cycle Investment Unit Value, as computed in (C) above, is $10.80

Example 4: A Cycle Investment matures, the Trigger Rate is 8%, the Trigger Point is -20%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -20%.
A.Initial Cycle Investment Unit Value = $10.00
B.Change in Index Value = (950 – 1,000)/1,000 = -5.0%
C.Cycle End Date Unit Value = $10 × (1+8%) = $10.80, this is applicable because the Change in Index Value is greater than the Trigger Point.
D.Is not applicable in this example because the Change in Index Value computed in (B) above is greater than the Buffer Rate.
Cycle Investment Unit Value, as computed in (C) above, is $10.80

Example 5: A Cycle Investment matures, the Trigger Rate 8%, the Trigger Point is -20%, Index Value on the Cycle End Date is 750, Index Value on the Start Date is 1,000, and the Buffer Rate is -20%.
A.Initial Unit Value = $10.00
B.Change in Index Value = (750 – 1,000)/1,000 = -25.0%
C.Is not applicable in this example because the Change in Index Value, computed in (B) above, is less than the Buffer Rate.
D.Cycle End Date Unit Value = $9.50 because the Change in Index Value of -25.0% is less than the Buffer Rate of -20%, the Cycle End Date Unit Value is $10 * (1 + -25% — 20%) = $9.50.
Cycle Investment Unit Value, as computed in (D) above, is $9.50.

Example 6: A Cycle Investment matures, the Trigger Rate is 8%, Trigger Point is -20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -20%.
A.Initial Cycle Investment Unit Value = $10.00
B.Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%
C.Cycle End Date Unit Value = $10 × (1+8%) = $10.80; this is applicable because the Change in Index Value is greater than the Trigger Point.
D.Is not applicable in this example because the Change in Index Value computed in (B) above is greater than the Trigger Point.
Cycle Investment Unit Value, as computed in (C) above, is $10.80.
The value of investment in a Cycle on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).
Example 1: A Cycle on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle on the Cycle End Date is $12.31 * 10,000 = $123,100.

EXPERTS [TO BE UPDATED BY AMENDMENT]
The statutory basis financial statements as of December 31, 2026 and December 31, 2025 and for each of the three years in the period ended December 31, 2026 of the Midland National Life Insurance Company incorporated in this Statement of Additional Information by reference to the filed Form N-VPFS dated April [ ], 2027, have been so incorporated in reliance on the reports of [ ], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
OTHER INFORMATION
A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

AUDITED FINANCIAL STATEMENTS

The statutory basis financial statements as of December 31, 2026 and December 31, 2025 and for each of the three years in the period ended December 31, 2026 of the Midland National Life Insurance Company are incorporated by reference to Form N-VPFS filed by the Company on April [ ], 2027.
54

Part C
OTHER INFORMATION
Item 27. Exhibits

(a)		Not Applicable
(b)		Not Applicable
(c)	(1)	Distribution Agreement between Sammons Financial Network, LLC and Midland National Life Insurance Company (2)
	(2)	Registered Representative Contract (3)
(d)	(1)	Elevate Base Contract (6)
	(2)	Elevate Specification Page (6)
	(3)	Elevate ROP DB Rider (6)
	(4)	Elevate GLWB Rider(6)
	(5)	Elevate Fixed Account Endorsement (6)
	(6)	Elevate Annual Ratchet DB Rider (6)
	(7)	Elevate ADL Waiver of SC Endorsement (6)
	(8)	Elevate Trigger Rate - Standard Cycles (6)
	(9)	Elevate Trigger Rate - Fee Enhanced Cycles (6)
	(10)	Elevate Participation Rate - Standard Cycles (6)
	(11)	Elevate Participation Rate - Fee Enhanced Cycles (6)
	(12)	Elevate Cap Rate - Standard Cycles (6)
	(13)	Elevate Cap Rate - Fee Enhanced Cycles (6)
	(14)	Elevate Payout Endorsement (6)
(e)		Form of Application (6)
(f)	(1)	Articles of Incorporation of Midland National Life Insurance Company (1)
	(2)	By-laws of Midland National Life Insurance Company (1)
(g)		Not Applicable
(h)		Not Applicable
(i)		Not Applicable
(j)		Not Applicable
(k)	(1)	Opinion and Consent of Counsel (6)
(l)	(1)	Consent of Independent Registered Public Accounting Firm (6)
(m)		Not Applicable
(n)		Not Applicable
(o)		Form of Initial Summary Prospectus (5)
(p)		Powers of Attorney (4)
(q)		Not Applicable
(r)		Not Applicable

1	Incorporated herein by reference to Post-Effective Amendment No. 5 for Form N-4 on February 23, 1998 (File No. 33-64016)
2	Incorporated herein by reference to Post-Effective Amendment No. 1 for Form N-4 on April 29, 2022 (File No. 333-255058)

3	Incorporated herein by reference to Pre-Effective Amendment No. 1 for Form N-4 on December 15, 2011 (File No. 333-176870)
4	Incorporated herein by reference to Post-Effective Amendment No. 10 for Form N-4 on April 20, 2026 (File No. 333-255058)
5	Filed herewith
6	To be filed by pre-effective Amendment
Item 28. Directors and Officers of the Insurance Company

Name and Principal Business Address[1]	Position and Offices with Depositor
Esfandyar E. Dinshaw	Chairman & Chief Executive Officer
Robert R. TeKolste	President & Director
Darron K. Ash	Director
Thomas J. Corcoran	Director
Susan T. Deakins	Director
George A. Fisk	Director
Carl M. Harris	Director
William D. Heinz	Director
Michael J. Lafitte	Director
Gina A. Norris	Director
Bryce A. Biklen	President – Sammons Independent Annuity Group
Gerald R. Blair[3]	President – Sammons Life Insurance Group
Casey C. Decker	Chief Operating Officer
William L. Lowe	President – Sammons Institutional Group & Director
Michael L. Mock	President – Wealth Management
Joseph E. Paul	President – Sammons Corporate Markets
Brett L. Agnew	Senior Vice President, Deputy General Counsel – Securities & Investments and Assistant Secretary
David C. Attaway	Senior Vice President
Kathleen G. Bartling[2]	Chief People Officer
Kelly L. Coomer[3]	Senior Vice President & Chief Information Officer
Eric Y. Lin	Senior Vice President & Corporate Actuary
Brent A. Mardis	Senior Vice President & Chief Development Officer
Michael A. Pietig	Senior Vice President – Services
Amy E. Teas	Senior Vice President, General Counsel & Secretary
Sergi G. Turabelidze	Senior Vice President & Chief Investment Officer
Stacy L. Bagby	Vice President – Sales & Compliance Administration
Marcy L. Baker	Vice President – Risk & Asset Liability Management
Neil A.Berns	Vice President & Chief Strategy Officer-Life
Jamie E. Beyer[2]	Vice President – Valuation
Shannon M. Bielski	Vice President - Associate General Counsel, Enterprise Operations & Assistant Secretary
Lori L. Bochner	Vice President – Corporate Marketing and Communications
Gregory J. Bonzagni	Vice President – National Sales
Eric R. Boucher	Vice President – Enterprise Risk Management
Tyler J. Brown	Vice President - Government Affairs
Kerry Cahill	Vice President – Business & Sales Development
Jackie L. Cockrum	Vice President – New Business Operations
Timothy D. Crawford	Vice President & Associate General Counsel-Life & Annuity Operations
Nathan L. Driskill	Vice President – Sales MNL
Linda M. Durman	Vice President – Annuity Product Development & Inforce Management

Daniel E. Edsen	Vice President, Chief Financial Officer & Treasurer
Adora M. Ellis	Vice President – Investment Portfolio Management
Adam Emmenecker	Vice President – Corporate Development & Financial Analysis
Kirk P. Evans	Vice President – Product Development & Risk Management
Lynne M. Flater	Vice President & Chief Tax Officer
Trent J. Freier	Vice President – Corporate Markets
Chancie M. Garbe	Vice President – Operations Life
Patrick M. Glover	Vice President – Financial Reporting
Christie S. Goodrich	Vice President – Life Product
Cyndi J. Hall	Vice President – Chief Compliance Officer
Jeffrey P. Heppner	Vice President – Information Technology
Robert Johnson, Jr.	Vice President – Chief Distribution & Sales Officer MNL
Mark E. Kalinowski[3]	Vice President – Senior Investment Portfolio Manager Alternatives
Tracey E. Knudtson	Vice President – Talent & Organizational Development and HR Business Partner
Khen C. Leuk[3]	Vice President – Chief Underwriting Officer, SFG Bermuda Ltd.
Kevin W. Mechtley	Vice President – Business Development & Chief Growth Officer
Laura A. Miller[2]	Vice President – Product Development, Corporate Markets
Paul J. Mocarski	Vice President & Chief Information Security Officer
Seth G. Nailor	Vice President – Agency and Customer Support
Katrisha N. Neisse[2]	Vice President – Strategy & Business Development- Life
Adam W. Newland	Vice President – Audit
Isaac L. Norton	Vice President – Marketing
Jackson P. Ode	Vice President – Sales MNL
Susan B. Osweiler	Vice President – Chief Risk Officer
Varun B. Parekh[3]	Vice President – Information Technology
Matthew P. Pelham	Vice President – Information Technology
Melissa R. Phillips	Vice President – Operations, Strategy and Planning
Henry Pietrkowski[3]	Vice President – Associate General Counsel – Litigation
Amy E. Rider	Vice President – Strategic Risk & Mortality Management
Aparna Singh	Vice President – Portfolio Manager – Bermuda
Katie A. Schmid	Vice President – Marketing Life
Sarah E. Theis	Vice President & Chief Strategy Officer
Rachelle L. Tieszen[2]	Vice President – Total Rewards and Human Resources Governance
Andrea J. Truax	Vice President – Corporate Actuarial Model
Piera Valle	Vice President – Financial Institutions
Logan S. Veurink[2]	Vice President – Investment and Capital Reporting & Analysis
Carmen R. Walter	Vice President – Product Development Corporate Markets
Molly K. Wendel	Vice President – Marketing SIG
Heath C. Williams[2]	Vice President – Information Technology
Aaron D. Witt	Vice President – Chief Digital & Corporate Solutions Officer
Joshua M. Woodvine	Vice President – Chief Distribution Officer of SIAG
Stephanie H. Wynne	Vice President – Corporate Development Operations & Integration
Lori DenHerder	Associate Vice President – Compliance Investigations & AML Officer
Jill Williams[3]	Associate Vice President – Operational Compliance
1    Unless noted otherwise, the principal business address for each officer and director is 8300 Mills Civic Parkway, West Des Moines, IA 50266
2    One Sammons Plaza, Sioux Falls, SD 57193-9991
3    433 W. Van Buren Street, Chicago, IL 60607
Item 29. Persons Controlled By or Under Common Control With the Insurance Company or Registered Separate Account.
The Insurance Company, Midland National Life Insurance Company (Midland) is an indirect subsidiary of Sammons Enterprises, Inc. Shares of Sammons Enterprises, Inc. are held by GreatBanc Trust Company, as Trustee of the Sammons Enterprises, Inc.

Employee Stock Ownership Trust (ESOT). Other direct or indirect subsidiaries of Sammons Enterprises, Inc. (SEI), as of December 31, 2025, are:

Name of Parent, Subsidiaries Or Affiliates	Domiciliary Location	If Control is Ownership Provide Percentage
1110 Inwood Holdings, LLC	DE	90.00
1110 Inwood, LLC	DE	100.00
19160 West Bellfort Richmond Owner, LLC	DE	100.00
215 Castro LLC	DE	100.00
2748 Grant Avenue Venture, LLC	DE	95.00
2748 Grant Avenue, L.L.C.	DE	100.00
5 Burlington Woods JV, LLC	DE	44.00
5 Burlington Woods, LLC	DE	100.00
550 Capital, Inc.	DE	100.00
800 Main Street Providence Village Owner, LLC	DE	100.00
ABV Holdings, LLC	NC	100.00
Access Plus (Scotland) Ltd.	ZZZ	100.00
Aerial Platform Hire Limited	IRL	100.00
AIS SIND, LLC	DE	100.00
AJ Highland Park Investors, LLC	DE	100.00
AJ Renaissance Place Investors, LLC	DE	100.00
AK Des Peres Manager, LLC	DE	100.00
AK St. Louis Holdings, LLC	DE	100.00
AK St. Louis Manager, LLC	DE	50.00
AK St. Louis Owner, LLC	DE	100.00
Albemarle Solar Center, LLC	NC	100.00
Albion 636 Division, LLC	DE	100.00
Albion at Evanston Investors I, LLC	DE	100.00
Albion at Evanston, LLC	DE	100.00
Albion at Highland Park, LLC	DE	100.00
Albion at Murfreesboro, LLC	DE	100.00
Albion at New Forum Member, LLC	DE	100.00
Albion at Oak Park Investors I, LLC	DE	100.00
Albion at Oak Park Member, LLC	DE	100.00
Albion at Oak Park, LLC	DE	100.00
Albion at Palatine, LLC	DE	100.00
Albion at Parklane GP, LLC	DE	100.00
Albion at Parklane Limited Partner, LLC	DE	100.00
Albion at Renaissance Place, LLC	DE	100.00
Albion Construction LLC	DE	100.00
Albion Des Peres, LLC	DE	100.00
Albion HoldCo LLC	DE	100.00
Albion in the Gulch Investors, LLC	DE	100.00
Albion in the Gulch Member, LLC	DE	100.00
Albion in the Gulch, LLC	DE	100.00
Albion Jacobs Highland Park, LLC	DE	100.00
Albion Jacobs Renaissance Place, LLC	DE	100.00
Albion Lawrenceville, LLC	DE	100.00
Albion Murfreesboro Investors, LLC	DE	20.00
Albion Murfreesboro Member, LLC	DE	100.00
Albion Music Row II, LLC	DE	100.00

Albion Music Row, LLC	DE	100.00
Albion Naperville, LLC	DE	100.00
Albion on Lake Cook Mezz, LLC	DE	100.00
Albion on Lake Cook, LLC	DE	100.00
Albion Residential LLC	DE	100.00
Albion St. Louis, LLC	DE	100.00
AmeyBriggs Fleet and Equipment Limited	GBR	50.00
AmeyBriggs Services Holding Limited	GBR	50.00
AmeyBriggs Services Limited	GBR	100.00
Arvada Prime I, LLC	DE	100.00
Asheville Resolution Corporation	DE	100.00
Aspen Solar, LLC	NC	100.00
Astor Investment Management LLC	DE	100.00
ATCAP-CCI Atlanta Industrial II, LLC	DE	95.00
ATCAP-CCI Atlanta Industrial, LLC	DE	92.50
ATCAP-CCI Brookville Industrial, LLC	DE	95.00
ATCAP-CCI Emerson Industrial, LLC	DE	95.00
ATCAP-CCI Flint Industrial, LLC	DE	95.00
ATCAP-CCI Riverbend Industrial, LLC	DE	95.00
Atlas Atlanta Cobb International, LLC	DE	100.00
Atlas Atlanta II Doan, LLC	DE	100.00
Atlas Atlanta II International, LLC	DE	100.00
Atlas Atlanta II Park, LLC	DE	100.00
Atlas Atlanta II Shackleford, LLC	DE	100.00
Atlas Atlanta Mountain Industrial, LLC	DE	100.00
Atlas Atlanta Oakcliff, LLC	DE	100.00
Atlas Atlanta Royal Atlanta, LLC	DE	100.00
Atlas Atlanta Tuckerstone, LLC	DE	100.00
Atlas Brookville, LLC	DE	100.00
Atlas Emerson, LLC	DE	100.00
Atlas Flint 146, LLC	DE	100.00
Atlas Flint Air Center, LLC	DE	100.00
Atlas Flint Bergen, LLC	DE	100.00
Atlas Flint Dorothy, LLC	DE	100.00
Atlas Flint International, LLC	DE	100.00
Atlas Flint Lake Emma, LLC	DE	100.00
Atlas Flint Park Row, LLC	DE	100.00
Atlas Riverbend, LLC	DE	100.00
Ballad Gerrity Bridge, LLC	DE	100.00
Balloo Hire Centre Limited	IRL	100.00
Balloo Hire Limited	IRL	100.00
Balsam Solar, LLC	NC	100.00
Bannagroe Limited	IRL	100.00
Barn Owl I, LLC	DE	100.00
BE Finance Limited	GBR	100.00
Beacon Capital Management, Inc.	OH	100.00
Beulah Belle Grazing Association, LLC	WY	100.00
Blulift Limited	IRL	100.00
BRE NC Solar 1, LLC	NC	100.00
Briggs Equipment Ireland Limited	IRL	100.00

Briggs Equipment Mexico, Inc.	DE	100.00
Briggs Equipment UK Limited	GBR	100.00
Briggs Equipment, S.A. de C.V.	MEX	99.00
Briggs Equipment, S.A. de C.V.	MEX	1.00
Briggs Industrial Solutions, Inc.	DE	100.00
Briggs International, Inc.	DE	100.00
Briggs UK Holdings, Inc.	DE	100.00
Broadway Solar Center, LLC	NC	100.00
Burleson Wilshire Investment Partners, LLC	DE	100.00
Canal Reinsurance Company	IA	100.00
Cast Iron Energy, LLC	DE	100.00
CCE Funding LLC	DE	100.00
CCI Alexandria SL LLC	DE	100.00
CCI Atlanta Industrial LLC	DE	100.00
CCI Bethesda SL LLC	DE	100.00
CCI GG Prime 1 LLC	DE	100.00
CCI Historic, Inc.	DE	100.00
CCI Horizon LLC	DE	100.00
CCI Industrial - ATCAP Atlanta II Investor LLC	DE	100.00
CCI Industrial - ATCAP Brookville Investor LLC	DE	100.00
CCI Industrial - ATCAP Emerson Investor LLC	DE	100.00
CCI Industrial - ATCAP Flint Investor LLC	DE	100.00
CCI Industrial - ATCAP RIverbend Investor LLC	DE	100.00
CCI Industrial – CHI 2748 Grant Avenue Investor LLC	DE	100.00
CCI Industrial - JSC Centerpoint Ph II Investor LLC	DE	100.00
CCI Industrial - JSC Georgetown I Investor LLC	DE	100.00
CCI Industrial - JSC Georgetown II Investor LLC	DE	100.00
CCI Industrial - JSC Lakeview I Investor LLC	DE	100.00
CCI Industrial - JSC Lakeview II - SAF BTS Investor LLC	DE	100.00
CCI Industrial - JSC Lakeview II Investor LLC	DE	100.00
CCI Industrial - JSC Landis I Investor LLC	DE	100.00
CCI Industrial - JSC Landis II Investor LLC	DE	100.00
CCI Industrial - JSC Richey Investor LLC	DE	100.00
CCI Industrial - KDC Oncor Investor LLC	DE	100.00
CCI Industrial – M2G Inwood Investor LLC	DE	100.00
CCI Industrial - SM Cary Investor LLC	DE	100.00
CCI Industrial - SM Locust Grove Investor LLC	DE	100.00
CCI Industrial Holdings LLC	DE	100.00
CCI JSC Holdings LLC	DE	100.00
CCI MAC 5BW LLC	DE	100.00
CCI Manager LLC	DE	100.00
CCI MF Holdings LLC	DE	100.00
CCI MFH - HT Palmera Gateway Investor LLC	DE	100.00
CCI MFH – JLB 64M Investor LLC	DE	100.00
CCI MFH – JLB Cesar Chavez Investor LLC	DE	100.00
CCI MFH - JLB Washington Investor LLC	DE	100.00
CCI MFH – JLB West Cityline Investor LLC	DE	100.00
CCI MFH - KV Desert View Investor LLC	DE	100.00
CCI MFH - KV San Cierra Investor LLC	DE	100.00
CCI MFH - KV Tribeca/Encore Investor LLC	DE	100.00

CCI MFH - KV Vera Sanford Investor LLC	DE	100.00
CCI MFH - Morgan Oak Hill Investor LLC	DE	100.00
CCI MFH - Morgan Vista Clara Investor LLC	DE	100.00
CCI MFH - OHT Rowlett Investor LLC	DE	100.00
CCI MFH - WF Connerton Investor LLC	DE	100.00
CCI Residential LLC	DE	100.00
CCI Retail – GBT TX Sprouts Investor LLC	DE	100.00
CCI Retail Holdings LLC	DE	100.00
CCI SSL Funding LLC	DE	100.00
CCI SSL Holding LLC	DE	100.00
CCI Tysons SL, LLC	DE	100.00
CCI Westfields Investor LLC (fka CCI Ohana LLC)	DE	100.00
CCI/HTC, Inc.	DE	100.00
CCI-WF TP JV LLC	DE	90.00
Cedar Solar, LLC	NC	100.00
Clemina Hydro Power GP Ltd.	CAN	100.00
Clemina Hydro Power LP	CAN	99.00
Clemina Hydro Power LP	CAN	1.00
Community Investments, Inc.	DE	100.00
Compatriot Capital, Inc.	DE	100.00
Connect18 Energy Holdings, Inc.	DE	100.00
Connerton Apartments Owner, LLC	DE	100.00
Consolidated Investment Services, Inc.	DE	100.00
Constitution, LLC	DE	100.00
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	99.00
Controladora Briggs de Mexico, S. de R.L. de C.V.	MEX	1.00
Cornwall Solar Center, LLC	NC	100.00
Crestwood Solar Center, LLC	NC	100.00
Dement Farm, LLC	NC	100.00
Duplin Solar II, LLC	NC	100.00
Durham Solar, LLC	NC	100.00
E2M Holdings, LLC	DE	30.00
E2M Partners, LLC	DE	100.00
Elevare Energy, LLC	DE	100.00
Elm Solar, LLC	NC	100.00
Enterhealth, LLC	TX	21.30
ESA Newton Grove 1 NC, LLC	NC	100.00
ESA Selma NC 1, LLC	NC	100.00
ESA Smithfield 1 NC, LLC	NC	100.00
Financeware Technologies, LLC	VA	100.00
Flagship Energy, LLC	DE	100.00
Forklift Operations de Mexico, S.A. de C.V.	MEX	99.00
Forklift Operations de Mexico, S.A. de C.V.	MEX	1.00
Forkway (Hire) Limited	GBR	100.00
Forkway Group Limited	GBR	100.00
Forkway Limited	GBR	100.00
Foundation X, LLC	DE	100.00
Galway Pland and Tool Hire Limited	IRL	100.00
GBT-CCI TX Sprouts JV, LLC	DE	82.00
Gerrity Bridge, LLC	DE	100.00

Gerrity Group, LLC	DE	100.00
Gerrity Holdings LLC	DE	40.00
Gerrity Prime 1, LLC	DE	99.00
Gerrity Prime 1, LLC	DE	1.00
Gerrity Retail Fund 3 Management, LLC	DE	100.00
Gerrity Retail Fund 3, L.P.	DE	40.00
Gerrity Retail Fund 3, L.P.	DE	0.00
Gerrity Retail Fund 3, L.P.	DE	4.30
Gerrity Retail Investors 3, LLC	DE	94.70
Gerrity Retail Partners 3, LLC	DE	100.00
GFL Access Limited	GBR	100.00
GFL Holdings Limited	GBR	100.00
Gila Bend Power Partners, LLC	DE	100.00
GRF Special, LLC	DE	0.00
GRF Special, LLC	DE	100.00
Gwynedd Forklifts Limited	GBR	100.00
H2 Fuels, Inc.	DE	100.00
Harrell's Hill Solar Center, LLC	NC	100.00
Heelstone Energy II, LLC	DE	100.00
Heelstone Energy III, LLC	DE	100.00
Heelstone Energy IV, LLC	DE	100.00
Heelstone Energy V, LLC	DE	100.00
Heelstone Energy VI, LLC	DE	100.00
Heelstone Energy VIII, LLC	DE	100.00
Heelstone Energy, LLC	DE	100.00
Heelstone Land Holdings, LLC	DE	100.00
Heestone Energy VII, LLC	DE	100.00
Heyday Insurance Agency LLC	DE	100.00
Highland Solar Center, LLC	NC	100.00
Hiremech Holdings Limited	GBR	100.00
Hiremech Limited	GBR	100.00
Hitec Lift Trucks Limited	GBR	100.00
Homesteaders One Holdco, Inc.	IA	48.00
HT Palmera Gateway Apartments, LLC	DE	100.00
HT Palmera Gateway Holdings, LLC	DE	85.00
HT Palmera Gateway Intermediate, LLC	DE	100.00
HyElement Power, Inc.	DE	100.00
Industrial US Holdings, Inc.	DE	100.00
Innovative Solar 23, LLC	NC	100.00
J.B. Plant Hire (Dungannon) Limited	GBR	100.00
J.B. Plant Hire Limited	GBR	100.00
Jackson-Shaw Company LLC	DE	100.00
Jackson-Shaw Holdings LLC	DE	44.75
JLB 2728 Cedar Springs, LP	TX	30.00
JLB 2728 Cedar Springs, LP	TX	70.00
JLB 64th and Mayo Phase I LLC	DE	87.50
JLB 64th and Mayo Phase I LLC	DE	5.00
JLB BUILDERS LLC	TX	100.00
JLB CCI Westfields LLC	DE	80.00
JLB CCI Westfields LLC	DE	11.62

JLB Cesar Chavez GP LLC	TX	100.00
JLB Cesar Chavez LP	TX	88.00
JLB Cesar Chavez LP	TX	4.63
JLB Cesar Chavez LP	TX	0.00
JLB Chapman GP LLC	DE	100.00
JLB Chapman LP	DE	98.00
JLB Chapman LP	DE	100.00
JLB Chapman LP	DE	2.00
JLB McLean LLC	DE	39.00
JLB McLean LLC	DE	21.90
JLB McLean Partners LP	DE	65.70
JLB Partners LLC	DE	40.00
JLB REALTY LLC	TX	100.00
JLB RESIDENTIAL LLC	TX	100.00
JLB Stafford Land LP	TX	100.00
JLB Washington GP LLC	TX	100.00
JLB Washington LP	TX	90.00
JLB Washington LP	TX	3.70
JLB Washington LP	TX	0.00
JLB West Cityline GP LLC	TX	100.00
JLB West Cityline LP	TX	85.00
JLB West Cityline LP	TX	9.61
JLB West Cityline LP	TX	0.00
JLB West Paces Phase I GP LLC	TX	100.00
JLB West Paces Phase I L.P.	TX	80.00
JLB West Paces Phase I L.P.	TX	19.00
JLB West Paces Phase I L.P.	TX	1.00
JSC Manager LLC	DE	100.00
JSC/TPRF V Centerpoint, LLC	TX	95.00
JSC/TPRF V Centerpoint, LLC	TX	3.25
JSC-CCI Georgetown I JV LLC	DE	94.00
JSC-CCI Georgetown I JV LLC	DE	3.50
JSC-CCI Georgetown II JV LLC	DE	95.00
JSC-CCI Georgetown II JV LLC	DE	3.50
JSC-CCI Lakeview I JV LLC	DE	95.00
JSC-CCI Lakeview I JV LLC	DE	3.50
JSC-CCI Lakeview I LLC	DE	100.00
JSC-CCI Lakeview I Mezz LLC	DE	100.00
JSC-CCI Lakeview II - SAF BTS, LLC	DE	100.00
JSC-CCI Lakeview II JV LLC	DE	95.00
JSC-CCI Lakeview II JV LLC	DE	3.50
JSC-CCI Landis I, LLC	DE	95.00
JSC-CCI Landis I, LLC	DE	3.50
JSC-CCI Landis II, LLC	DE	95.00
JSC-CCI Landis II, LLC	DE	3.50
JSC-CCI Richey, LLC	DE	95.00
JSC-CCI Richey, LLC	DE	3.50
K2 Development, LLC	DE	100.00
KDC HoldCo LLC	DE	100.00
KDC OEDC Investments One LP	TX	75.00

KDC Park Center Investments One LLC	DE	100.00
KDC Park Center Investments Two LLC	DE	100.00
Kenansville Solar Farm, LLC	NC	100.00
Keystone Energy Holdings, LLC	DE	100.00
KV Desert View Apartments, LLC	DE	100.00
KV Desert View Holdings, LLC	DE	90.00
KV Encore Apartments, LLC	DE	100.00
KV San Cierra Apartments, LLC	DE	100.00
KV San Cierra Holdings, LLC	DE	85.00
KV Tribeca Apartments, LLC	DE	100.00
KV Tribeca/Encore Holdings, LLC	DE	75.00
KV Vera Sanford Apartments, LLC	DE	100.00
KV Vera Sanford Holdings, LLC	DE	90.00
Kyle Kohlers Crossing, LLC	DE	100.00
Lafayette Solar I, LLC	NC	100.00
Lantern Insurance Company	IA	100.00
Laois Hire Services Limited	IRL	100.00
Laurinburg Solar, LLC	NC	100.00
Legacy KDC Holdings, LLC	DE	50.00
Littlefield Solar Center, LLC	NC	100.00
Maxim (GB) Limited	GBR	100.00
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	99.00
Mexcolift Servicios de Personnel, S. de R.L. de C.V.	MEX	1.00
Midland National Life Insurance Company	IA	100.00
Midway Wind, LLC	DE	100.00
MNL Reinsurance Company	IA	100.00
Montacargas Yale de Mexico, S.A. de C.V.	MEX	99.00
Montacargas Yale de Mexico, S.A. de C.V.	MEX	1.00
Morgan Farm, LLC	NC	100.00
My Financial Freedom LLC	DE	100.00
Nashville Farms, LLC	NC	100.00
Neckar Investments Limited	GBR	100.00
New Forum Apartments JV Investors, LLC	DE	10.00
New Forum Owner LLC	DE	100.00
New Roots M Alterntative Holdings LLC	DE	100.00
New Roots M Trust	DE	100.00
New Roots N Alterntative Holdings LLC	DE	100.00
New Roots N Trust	DE	100.00
Neworld Energy Investor LLC	DE	90.00
Neworld.Energy Holdings, LLC	DE	25.00
Neworld.Energy Holdings, LLC	DE	3.00
Neworld.Energy LLC	NV	100.00
Nextgen Re Holdings, LLC	DE	100.00
Nishhen Denshi Limited	GBR	100.00
North American Company for Life and Health Insurance	IA	100.00
North Carolina Solar III, LLC	NC	100.00
Northern Forklift (Scotland) Limited	GBR	100.00
Northrock Financial Services, LLC	DE	100.00
Northrock Partners Holdco, LLC	DE	55.00
NorthRock Partners Intermediate, LLC	DE	55.00

NorthRock Partners Tax Services, LLC	DE	100.00
NorthRock Partners, LLC	DE	100.00
NRX Hockey, LLC	DE	100.00
Oak Hill MF Owner LLC	TX	100.00
Oak Hill MF Venture LLC	TX	95.00
OHT-CCI Rowlett JV LLC	DE	50.53
Oswego Gerrity Bridge, LLC	DE	100.00
Otter, Inc.	OK	100.00
Parkway Mortgage, Inc.	DE	100.00
Pathfinder Bison Bend, LLC	WY	100.00
Pathfinder Buzzard Bird Ranch, LLC	WY	100.00
Pathfinder Cardwell Access Ranch, LLC	WY	100.00
Pathfinder Cardwell Ranch, LLC	WY	100.00
Pathfinder Dumbell Ranch, LLC	WY	100.00
Pathfinder Land and Ranch Management, LLC	WY	100.00
Pathfinder Miracle Mile Ranch, LLC	WY	100.00
Pathfinder Pathfinder Ranch, LLC	WY	100.00
Pathfinder Perkins Ranch, LLC	WY	100.00
Pathfinder Ranches, LLC	WY	100.00
Pathfinder Sand Creek, LLC	WY	100.00
Pathfinder Stewart Creek Ranch, LLC	WY	100.00
Pathfinder Sun Ranch, LLC	WY	100.00
Pathfinder Two Iron Ranch, LLC	WY	100.00
Pent House Associates	DE	99.00
Pent House Associates	DE	1.00
PR Holdings Inc.	DE	100.00
Private Tax Services, LLC	DE	100.00
Property Disposition, Inc.	DE	100.00
PV Project Holdings I, LLC	NC	100.00
PV Project Holdings II, LLC	NC	100.00
PV Project Holdings III, LLC	NC	100.00
PV Project Holdings IV, LLC	NC	100.00
PV Project Holdings V, LLC	NC	100.00
Raeford Farm, LLC	NC	100.00
Red Hill Solar Center, LLC	NC	100.00
Red Toad 1425 A Powatan Road, LLC	NC	100.00
Redondo Prime 1, LLC	DE	100.00
Relay Energy Partners, LLC	DE	100.00
Rio Bravo Wind Capital, LLC	DE	100.00
Rio Bravo Wind Renewables, LLC	DE	100.00
Rockingham Solar, LLC	NC	100.00
Rosemount Holdings Ltd	ZZZ	100.00
RSG Hockey, LLC	DE	100.00
SAGE Assets, Inc.	DE	100.00
Samarcand Solar Farm, LLC	NC	100.00
Sammons BW, Inc.	DE	100.00
Sammons Capital, Inc.	DE	100.00
Sammons Corporation	DE	100.00
Sammons Distribution Holdings, Inc.	DE	100.00
Sammons Enterprises, Inc.	DE	100.00

Sammons Enterprises, Inc. ESOT	TX
Sammons Equity Alliance, Inc.	DE	100.00
Sammons Financial Group Asset Management, LLC	DE	100.00
Sammons Financial Group U.S. Insurance Holdings, LLC	DE	100.00
Sammons Financial Group Wealth Management Holdings, LLC	DE	100.00
Sammons Financial Group, Inc.	DE	100.00
Sammons Financial Network, LLC	DE	100.00
Sammons Industrial Capital, LLC	DE	100.00
Sammons Industrial, Inc.	DE	100.00
Sammons Infrastructure, Inc.	DE	100.00
Sammons Institutional Group, Inc.	DE	100.00
Sammons Power Development, Inc.	DE	100.00
Sammons Renewable Energy Canada Holdings Inc.	CAN	100.00
Sammons Renewable Energy Holdings, Inc.	DE	100.00
Sammons Warehouse Solutions, Inc.	DE	100.00
Serpentine Hydro Power LP	CAN	100.00
SFG Bermuda, LTD	BM	100.00
SFG Cary Investors, LLC	DE	95.00
SFG Cary, LLC	DE	100.00
SFG Fortuna, LLC	DE	100.00
SFG Locust Grove Investors, LLC	DE	95.00
SFG Locust Grove, LLC	GA	100.00
SFG Tenura, LLC	DE	100.00
Shelby Randolph Road Solar I, LLC	NC	100.00
SID Solar I, LLC	NC	100.00
SII TWC Holding Company, Inc.	DE	100.00
Silverstone Alexandria II Owner, LLC	DE	100.00
Silverstone Alexandria II, LP	DE	90.00
Silverstone Bethesda Owner, LLC	DE	100.00
Silverstone Bethesda, LP	DE	85.00
Silverstone Senior Living, LLC	DE	37.33
Silverstone Tysons Owner, LLC	DE	100.00
Silverstone Tysons, LP	DE	85.00
SitePro Rentals, Inc.	DE	100.00
Ski Partners II, LLC	DE	32.75
SLBCA Holding LLC	DE	100.00
Solberg Reinsurance Company	IA	100.00
Solent Forklift Trucks Limited	GBR	100.00
Sonterra Energy, LLC	DE	100.00
Soo Line Building City Apartments LLC	DE	100.00
SRE Blocker #1, Inc.	DE	100.00
SRE Blocker #2, Inc.	DE	100.00
SRE Blocker #3, Inc.	DE	100.00
SRE Blocker #4, Inc.	DE	100.00
SRE DevCo, Inc.	DE	100.00
SRE Focalpoint Holdings, Inc.	DE	100.00
SRE Focalpoint Member, LLC	DE	100.00
SRE Focalpoint, LLC	DE	100.00
SRE Hydro Canada Corp	CAN	100.00
SRE Hydro Canada General Services Ltd.	CAN	100.00

SRE Hydro Canada-1, LLC	DE	100.00
SRE Hydro DevCo, Inc.	DE	100.00
SRE Midway HoldCo LLC	DE	100.00
SRE Midway LLC	DE	100.00
SRE Midway Member LLC	DE	100.00
SRE NC Solar, LLC	DE	99.50
SRE OpCo, Inc.	DE	100.00
SRE Rio Bravo, LLC	DE	100.00
SRE Solar OpCo, Inc.	DE	100.00
SRE Utility Solar 1, LLC	DE	100.00
SRE Wind OpCo Inc.	DE	100.00
SRK Holdings, LLC	NC	100.00
SSL CCI Funding, LLC	DE	85.00
Stanford GP1, LLC	DE	100.00
Stewart Creek Grazing Association, LLC	WY	50.00
Stewart Creek Grazing Association, LLC	WY	50.00
Stone Roots M Alternative Holdings LLC	DE	100.00
Stone Roots M Trust	DE	100.00
Stone Roots N Alternative Holdings LLC	DE	100.00
Stone Roots N Trust	DE	100.00
Sweetgum Solar, LLC	NC	100.00
Sweetwater River Conservancy Bald and Golden Eagle Bank, LLC	WY	100.00
Sweetwater River Conservancy Greater Sage-Grouse Habitat Bank, LLC	WY	100.00
Sweetwater River Conservancy Wetland Mitigation Bank, LLC	WY	100.00
Sweetwater River Conservancy, LLC	WY	100.00
SWS Precision Warehouse Design LLC	DE	60.00
SWS ServiceCo, Inc.	DE	100.00
Sync Storage Solutions, Inc.	DE	100.00
Ton Roots M Trust	DE	100.00
Ton Roots N Trust	DE	100.00
Trail Boss Partners, LLC	DE	100.00
Trainingplus.Com Ltd.	ZZZ	100.00
Two Crosses Grazing Association, LLC	WY	25.00
Two Crosses Grazing Association, LLC	WY	25.00
Two Crosses Grazing Association, LLC	WY	25.00
Two Crosses Grazing Association, LLC	WY	25.00
Union Gerrity Bridge, LLC	DE	100.00
Van Slyke Solar Center, LLC	NC	100.00
VGH/Dallas LLC	DE	70.00
Victory GP1, LLC	DE	100.00
Vista Clara MF Venture, LLC	DE	78.66
Vista Clara Owner LLC	DE	100.00
Wealthcare Advisory Partners LLC	DE	100.00
Wealthcare Capital Management IP, LLC	DE	100.00
Wealthcare Capital Management LLC	DE	100.00
Wealthcare Capital Partners LLC	DE	100.00
Wealthcare LLC	DE	100.00
Wealthcare Parent Holdings LLC	DE	100.00
Wealthcare Parent Inc.	DE	100.00
Wealthcare Partners, LLC	DE	100.00

Woodbine Legacy Holdings, LLC	DE	93.00
Woodbine Legacy Holdings, LLC	DE	7.00
Woodbine Legacy Investment Partners, LP	DE	45.70
Woodbine Legacy Pref Partners, LP	DE	42.10
Wooden Rifle Grazing Association, LLC	WY	20.00
Wooden Rifle Grazing Association, LLC	WY	20.00
Wooden Rifle Grazing Association, LLC	WY	20.00
Wooden Rifle Grazing Association, LLC	WY	20.00
Wooden Rifle Grazing Association, LLC	WY	20.00
York Road Solar I, LLC	NC	100.00
ZV Solar 3, LLC	NC	100.00
Item 30. Indemnification
Midland National Life Insurance Company indemnifies actions against all officers, directors, and employees to the full extent permitted by Iowa law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31a. Relationship of Principal Underwriter to Other Investment Companies
Sammons Financial Network, LLC, acts as the principal underwriter/distributor for variable universal life policies issued through Midland National Life Separate Account A and variable annuity contracts issued through Midland National Life Separate Account C.
Item 31b. Principal Underwriters
The directors and principal officers of Sammons Financial Network, LLC are as follows:

Name and Principal Business Address	Positions and Offices with Sammons Financial Network, LLC
William L. Lowe 8300 Mills Civic Parkway West Des Moines, IA 50266	President
Stephanie Surette 8300 Mills Civic Parkway West Des Moines, IA 50266	Chief Compliance Officer—Broker Dealer
Arlen Dykhuis 8300 Mills Civic Parkway West Des Moines, IA 50266	Financial Operations Principal
Brett Agnew 8300 Mills Civic Parkway West Des Moines, IA 50266	Corporate Secretary

Item 31c. Compensation of Principal Underwriters
The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions*	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation**
Sammons Financial Network, LLC	$47,595,857	$0	$0	$14,171,402

*    Represents commissions paid on the LiveWell Variable Annuity, LiveWell Dynamic Annuity, and the Legacy Variable Annuity.
**    Represents an underwriting fee paid to Sammons Financial Network, LLC for LiveWell Variable Annuity contract, LiveWell Dynamic Annuity contract, and the Legacy Variable Annuity contract under Separate Account C.

Item 31A. Information about Contract with Index-Linked Options

Name of the Contract	Number of Contracts Outstanding	Total Value Attributable to the Index-Option Subject to an Adjustment	Number of Contracts Sold During the Prior Calendar Year	Gross Premiums Received During the Prior Calendar Year	Amount of Contract Value Redeemed During the Prior Calendar Year	Combination Contract (Yes/No)
LiveWell Elevate Registered Index-Linked Annuity	0	$0	0	$0	$0	No

Item 33. Management Services
No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 34. Fee Representation and Undertakings

With regard to the offering of the index-linked Cycle Investments under this registration statement, Midland National Life Insurance Company hereby undertakes:
1. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities
Act; and
2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, Midland National Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of West Des Moines, and State of Iowa, on this second day of November, 2026.

MIDLAND NATIONAL LIFE
INSURANCE COMPANY (INSURANCE COMPANY)

By:	/S/ Esfandyar E. Dinshaw
ESFANDYAR E. DINSHAW
Chairman of the Board
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title
/S/ *	Chairman of the Board of Directors & Chief Executive Officer
ESFANDYAR E. DINSHAW	(Principal Executive Officer)
/S/ *	Vice President, Chief Financial Officer & Treasurer
*DANIEL E. EDSEN	(Principal Financial & Accounting Officer)
/S/ *	Director
* DARRON K. ASH
/S/ *	Director
THOMAS J. CORCORAN
/S/ *	Director
SUSAN T. DEAKINS
/S/ *	Director
GEORGE A. FISK
/S/ *	Director
CARL M. HARRIS
/S/ *	Director
WILLIAM D. HEINZ
/S/ *	Director
MICHAEL J. LAFITTE
/S/ *	Director
WILLIAM L. LOWE
/S/ *	Director
GINA A. NORRIS
/S/ *	President & Director
ROBERT R. TEKOLSTE

*BY:	/s/ Brett Agnew	Date: November 2, 2026
Brett Agnew
Attorney-in-Fact
Pursuant to Power of Attorney

EXHIBIT INDEX

Item	Exhibit

27(o)	Form of Initial Summary Prospectus